                                             Filed Pursuant to Rule 424(b)(2)
                                             Registration No. 33-64303



PROSPECTUS
----------
                             LOMAK PETROLEUM, INC.
  1,350,000 SHARES OF $2.03 CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, SERIES C 87,400 SHARES OF 7 1/2 CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK,
                                   SERIES A
 112,600 SHARES OF 7 1/2 CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK,
                                   SERIES B
         $33,750,000 OF 8.125% CONVERTIBLE SUBORDINATED NOTES DUE 2005
                                      AND
                        6,715,617 SHARES OF COMMON STOCK

     This Prospectus relates to the following securities of Lomak Petroleum, Inc., a Delaware corporation (the "Company"): (i) 1,350,000 shares of $2.03 Convertible Exchangeable Preferred Stock, Series C, $1 par value (the "$2.03 Preferred"); (ii) 87,400 shares of 7 1/2% Cumulative Convertible Exchangeable Preferred Stock, Series A, $1 par value (the "Series A Preferred"); (iii) 112,600 shares of 7 1/2% Cumulative Convertible Exchangeable Preferred Stock, $1 par value (the "Series B Preferred") (collectively, the Series A Preferred and the Series B Preferred are referred to herein as the "7 1/2% Preferred");
(iv) $33,750,000 of 8.125% Convertible Subordinated Notes due 2005 (the "$2.03 Notes"); and (v) 6,715,617 shares of Common Stock, $.01 par value per share (the "Common Stock"). The $2.03 Preferred and the 7 1/2% Preferred are collectively referred to herein as the "Preferred Stock."

     Of the foregoing securities, 200,000 shares of the $2.03 Preferred (the "Preferred Shares") and 3,026,316 shares of the Common Stock (the "Common Shares") (collectively the Preferred Shares and the Common Shares are referred to herein as the "Securities") and $5,000,000 of the $2.03 Notes may be issued by the Company from time to time. The Common Shares include the 526,315 shares of the Common Stock issuable upon conversion of the 200,000 shares of the $2.03 Preferred which may be issued by the Company from time to time. The balance consists of (i) 1,150,000 shares of the $2.03 Preferred, (ii) the $28,750,000 of the $2.03 Notes into which such 1,150,000 shares of the $2.03 Preferred are exchangeable, (iii) the 3,026,316 shares of the Common Stock into which such 1,150,000 shares of the $2.03 Preferred or $28,750,000 of the $2.03 Notes, as the case may be, are convertible, (iv) 86,040 shares of the Common Stock (v) 87,400 Shares of the Series A Preferred, (vi) 112,600 Shares of the Series B Preferred and (vii) 576,945 shares of the Common Stock issuable upon conversion of the 7 1/2 Preferred (collectively, the "Selling Securityholder Securities") which may be offered for sale from time to time for the accounts of certain stockholders and noteholders of the Company (the "Selling Securityholders"). See "Selling Securityholders." See "Risk Factors" for information which should be considered by prospective investors.

     To the extent required, the number of the Securities being sold by the Company, the purchase price, the public offering price, the proceeds to the Company and the other terms of the offering of the Securities by the Company will be set forth in a Prospectus Supplement to be delivered at the time of any such offering.

     The Securities may be sold directly by the Company or through agents, underwriters or dealers designated from time to time. If any agents of the Company or any underwriters are involved in the sale of the Securities by the Company in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable discounts or commissions with respect to such Securities will also be set forth in a Prospectus Supplement, to the extent required. See "Plan of Distribution."

     The Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market ("Nasdaq") under the symbol "LOMK". The closing price of the Common Stock on November 13, 1995, was $8.125. The conversion and exchange price, as the case may be, and other terms of the $2.03 Preferred, the $2.03 Notes and the $7 1/2% Preferred were determined by negotiation between the Company and the Company's underwriters and placement agents, as the case may be, and do not necessarily bear any relationship to the Company's assets, book value, results of operations, net worth or any other recognized criteria of value.

     The Selling Securityholder Securities offered by this Prospectus may be sold from time to time by the Selling Securityholders, or by their transferees. The distribution of these securities may be effected in one or more transactions that may take place on the over-the-counter market, including ordinary brokers' transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Securityholders.

     The Selling Securityholders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered, and any profits realized or commissions received may be deemed underwriting compensation. The Company has agreed to indemnify certain of the Selling Securityholders against certain liabilities, including liabilities under the Securities Act.

     The Company will not receive any of the proceeds from the sale of shares of the Selling Securityholder Securities by the Selling Securityholders. However, the Company will receive the proceeds from the sale of the Securities. See "Use of Proceeds."

     All expenses of the registration of securities covered by this Prospectus, estimated to be $110,000, are to be borne by the Company, provided, however, that the Selling Securityholders will pay any applicable underwriters' commissions and expenses, brokerage fees or transfer taxes, as well as the fees and disbursements of their counsel, except that the Company shall pay Transfuel Inc.'s counsel fees in connection with the registration of the Common Stock owned by Transfuel Inc. being hereby registered.

     SEE "RISK FACTORS" FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES HEREBY OFFERED.
                              ------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              ------------------

                The date of this Prospectus is November 27, 1995





G:\HLF\LOMAK\S-3\S-3.REG

                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected, and copies of such material may be obtained at prescribed rates, at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained at prescribed rates from the office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Common Stock of the Company is traded on the NASDAQ National Market System. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington D.C. 20006.

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed with the Commission by the Company (File No. 0-9592) are hereby incorporated by reference into this Prospectus:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

     (2) The Company's Quarterly Reports on Form 10-Q for the first fiscal quarters ended March 31, 1995, June 30 1995 and September 30, 1995.

     (3) The Company's Current Report on Form 8-K dated July 13, 1995, as amended on a Form 8-K/A dated September 8, 1995.

     (4) The Company's Current Report on Form 8-K dated September 27, 1995, as amended on Form 8-K/A dated November 8, 1995.

     (5) Red Eagle Resources Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.

        All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offerings registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such document.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any subsequently filed document that also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All information appearing in this Prospectus is qualified in its entirety by information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein, except to the extent set forth in the two immediately preceding sentences.

        The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon written or oral request or such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents,unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Requests should be directed to John H. Pinkerton, President, Lomak Petroleum, Inc., 500 Throckmorton Street, Suite 2104, Fort Worth, Texas 76102, telephone (817) 870-2601.

G:\HLF\LOMAK\S-3\S-3.REG

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information, Consolidated Financial Statements, Pro Forma Combined Financial Statements and notes thereto, appearing elsewhere, or incorporated by reference, in this Prospectus. Unless the context otherwise requires all references herein to the "Company" include Lomak Petroleum, Inc. and its consolidated subsidiaries. Certain terms relating to the oil and gas business are defined in "Glossary."

     Unless specifically indicated, all financial and quantitative information provided in this Prospectus gives pro forma effect to the Company's significant 1994 and 1995 acquisitions and the application of the net proceeds from the sale of 1,000,000 shares of the $2.03 Preferred as described in the notes to the Pro Forma Combined Financial Statements.

                                  THE COMPANY

     Lomak is an independent oil and gas company with core areas of operation in Texas, Oklahoma and Appalachia. The Company has grown through a combination of acquisition, development and enhancement activities. Since January 1, 1990, 57 acquisitions have been consummated at a total cost of approximately $181 million and approximately $21 million has been expended on development activities. As a result, proved reserves and production have each grown during this period at a rate in excess of 60% per annum. At June 30, 1995, proved reserves totaled 47.3 million BOE, having a pre-tax present value at constant prices on that date of $213 million and a reserve life in excess of 13 years. The Company as of September 30, 1995, operated properties which accounted for more than 95% of its reserves and owned 1,900 miles of gas gathering systems in proximity to its principal gas properties. In 1996, the Company expects to allocate a limited portion of its budget to selected exploratory activities in its core operating areas.

                               BUSINESS STRATEGY

     The Company's objective is to increase its asset base, cash flow and earnings through a balanced strategy of acquisition, development and enhancement activities in each of its current core operating areas of Texas, Oklahoma and Appalachia. In each core area, the Company establishes separate acquisition, engineering, geological, operating and other technical expertise. By implementing its strategy and focusing on each core area in this manner, the Company does not depend solely on any one activity type or region to expand its asset base, cash flow and earnings. To the extent purchases continue to be made in core areas, operating, administrative, drilling and gas marketing efficiencies should continue to be realized.

     The Company focuses primarily on smaller properties, where consolidation is likely, and those areas that it believes to be less competitive and to have a lower risk profile and longer reserve life than many alternate opportunities. Management believes smaller producing properties can be acquired at a lower relative cost than larger properties and that its focus on these properties, in part, has accounted for its ability to acquire 47 million BOE of proved reserves since 1990 at an average cost of $3.69 per BOE, well below the independent producer industry average of $4.13, as reported in Arthur Andersen LLP's Oil and Gas Reserve Disclosure Survey.

                                ACCOMPLISHMENTS

     Despite periods of low energy prices prevalent since 1990, the Company's strategy and emphasis on cost control has resulted in significant growth in assets and reserves, and increased per share cash flow and earnings. Specifically, from January 1, 1990 through September 30, 1995, the Company has grown its asset base from $7 million to $203 million, while annualized cash flow per share has risen from $.41 to $1.91 and annualized earnings per share increased from break-even to $.25. The Company has increased its financial and organizational strength and has begun to benefit from cost reductions and operating efficiencies. From 1990 through September 30, 1995, administrative costs per BOE were reduced from $8.63 to $0.77 and operating costs per BOE were lowered from $6.89 to $4.54.





G:\HLF\LOMAK\S-3\S-3.REG                  3

                              RECENT DEVELOPMENTS

     During the third quarter of 1995, the Company completed two significant acquisitions in Appalachia for total consideration of $41.2 million (the "Recent Appalachian Acquisitions"). A majority of the Recent Appalachian Acquisition properties are adjacent to the Company's existing properties and, as a result, significant operating and overhead efficiencies are expected to be realized. The acquired properties are estimated to contain proved reserves of
65.6 Bcf of gas and 470,000 barrels of oil and include 110 proved drilling locations, 190,000 acres of undeveloped leases and 1,400 miles of gas gathering lines.

     On November 3, 1995, the Company sold 1,000,000 shares of the $2.03 Preferred in a private placement and received $24,156,250 in net proceeds. In connection with such sale, the Company granted Forum Capital Markets L.P. and Hanifen, Imhoff Inc. (the "Initial Purchasers") an option to acquire an additional 150,000 shares of the $2.03 Preferred to cover over-allotments. If such option is exercised, the total net proceeds received by the Company from such sale would be $27,779,688.





G:\HLF\LOMAK\S-3\S-3.REG               4

                  SUMMARY OF THE TERMS OF THE PREFERRED STOCK

 $2.03 PREFERRED
 Security  . . . . . . . . . . . . . . . . .  $2.03 Convertible Exchangeable Preferred Stock, Series C, $1 par value.

 Ranking . . . . . . . . . . . . . . . . . .  The  $2.03 Preferred  ranks  senior in  right  of payment  of  dividends and  upon liquidation  to  the Common  Stock.  Subject  to  certain limitations,  the  $2.03
                                              Preferred ranks  pari passu in right  of payment of dividends  upon liquidation to the 7 1/2%  Preferred and any convertible preferred stock  hereafter issued by the
                                              Company  and subordinate to  any non-convertible preferred  stock hereafter issued
                                              by    the   Company.    See   "Description    of   the    Preferred   Stock--$2.03
                                              Preferred--Ranking."

 Dividends . . . . . . . . . . . . . . . . .  Cumulative  from the  date of  issuance, and  payable quarterly  in arrears  at an annual rate of $2.03 per share, in cash.

 Liquidation Preference  . . . . . . . . . .  Upon liquidation, dissolution  or winding up of the Company,  holders of the $2.03
                                              Preferred  are  entitled to  receive liquidation  distributions  equal to  $25 per share, plus cumulative unpaid dividends.

 Conversion  . . . . . . . . . . . . . . . .  Each share  of $2.03 Preferred is  convertible into Common Stock,  at the holder's option,  at any time,  unless previously redeemed,  at a conversion  rate equal to the  aggregate liquidation preference of such share  of $2.03 Preferred divided by the  conversion price  of $9.50  (the "Conversion  Price"), subject  to adjustment under certain circumstances.

 Special Conversion Rights . . . . . . . . .  The  Conversion Price will be reduced  for a limited period in  the event a Change of Control  (as defined)  or a Fundamental  Change (as  defined) occurs at  a time that the market price of the Common Stock is  less than the Conversion Price. Upon such occurrence,  the Conversion Price then in effect will be reduced for a period of 45  days to the  market price  of the  Common Stock immediately  prior to  such occurrence (but to not less  than $5.21). The special conversion right  is subject to  important limitations and  qualifications as described  at "Description of the
                                              Preferred Stock--$2.03 Preferred--Special Conversion Rights."

 Optional Redemption . . . . . . . . . . . .  The $2.03  Preferred is not redeemable prior  to November 1, 1998.  At any time on or after  November 1, 1998, the $2.03 Preferred will be redeemable by the Company, in whole or in  part, at prices  declining from $26.25  to $25.00 per share,  plus cumulative unpaid dividends through the date of repurchase.

 Voting Rights . . . . . . . . . . . . . . .  The holders of the $2.03  Preferred, as a class, may vote on all matters adversely affecting the $2.03 Preferred, including, without limitation, the  creation and/or issuance  of any capital  stock senior to the  $2.03 Preferred; provided, however, the  authorization and/or  issuance of  non-convertible  preferred stock  shall be permitted to the extent permitted by law  without such vote. In all other matters, except as otherwise required by law, the holders of the $2.03 Preferred  will have one vote per share and will vote together with the holders of the Common Stock.





G:\HLF\LOMAK\S-3\S-3.REG                             5

 Non-payment of Dividends  . . . . . . . . . . .  In the event that the  Company misses payments on six quarterly  dividends payable on the  $2.03 Preferred, which dividend  payments remain unpaid, or  if any future class  of preferred stockholders  is entitled to  elect Directors based  on actual missed  and unpaid  dividends, the  number of  Directors of  the Company  shall be increased to  such number necessary to  enable the holders of  the $2.03 Preferred and all  such other future preferred stockholders  (the "Preferred Class"), voting as a  single class, to elect  one third of the  Directors of the  Company (but not less  than three);  provided, however, that  there shall  be counted  as Directors elected by the Preferred  Class up to two Directors elected  by the holders of the
                                                  7 1/2%  Preferred, subject to  the terms of  the 7 1/2%  Preferred, so long  as it remains outstanding.  Such rights  will  be subject  to certain  limitations.  See
                                                  "Description of the Preferred Stock--$2.03 Preferred--Voting Rights."

 Exchangeability . . . . . . . . . . . . . . . .  The $2.03  Preferred is exchangeable  in whole  but not in  part at  the Company's option  on any  dividend payment  date on  or after  December 31,  1996 and  on or before December 31, 2004 for  the $2.03 Notes at the rate  of $25 principal amount of the $2.03 Notes  for each share of the  $2.03 Preferred. Such right  is subject
                                                  to   certain  limitations.   See  "Description   of  the   Preferred  Stock--$2.03
                                                  Preferred--Exchange."

 Registration Rights . . . . . . . . . . . . . .  Pursuant to a Registration Rights  Agreement, the Company has agreed to  file this shelf registration statement  (the "Shelf Registration Statement") relating to the
                                                  Selling  Securityholder  Securities. The  Company  will  use  its reasonable  best efforts to  maintain the effectiveness  of the Shelf Registration  Statement until the  third anniversary  of the  issuance of  the $2.03  Preferred, except  that it shall be permitted  to suspend the use of the  Shelf Registration Statement during certain periods under certain circumstances. If the  Company fails to meet certain of  its  obligations  under  the  Registration  Rights Agreement,  a  supplemental payment will be  made to holders of  the $2.03 Preferred, the $2.03  Notes and the
                                                  Common Stock affected thereby.


 SUMMARY OF THE TERMS OF THE 7 1/2% PREFERRED

 Security  . . . . . . . . . . . . . . . . . . .   7 1/2% Cumulative Convertible  Exchangeable Preferred Stock, Series A  and Series
                                                   B par value $1.00 per share.

 Ranking . . . . . . . . . . . . . . . . . . . .   Prior  to the  payment  of any  dividends  on the  Common  Stock, all  cumulative dividends on  the 7 1/2% Preferred must  be paid. The 7  1/2% Preferred will rank senior to the  Common Stock  in liquidation.  See "Description  of the  Preferred
                                                   Stock--7 1/2% Preferred--Ranking."

 Liquidation Preference  . . . . . . . . . . . .   Upon liquidation,  dissolution or winding  up of  the Company, holders  of the  7
                                                   1/2%  Preferred are entitled  to receive  liquidation distributions equal  to $25 per  share, plus cumulative  unpaid dividends. See  "Description of the Preferred
                                                   Stock--7 1/2% Preferred--Liquidation Rights."

 Dividends . . . . . . . . . . . . . . . . . . .   Cumulative  from the date of issuance, payable  quarterly in arrears at an annual rate of 7  1/2% per share,  in cash. See  "Description of the  Preferred Stock--7
                                                   1/2% Preferred--Dividends."





G:\HLF\LOMAK\S-3\S-3.REG                                     6

 Conversion Rights . . . . . . . . . . . . .   Each share of  the 7 1/2% Preferred is  convertible at any time at  the option of the holder into Common Stock at a  conversion rate of 2.9412 shares of the Common
                                               Stock for  the Series A Preferred and  2.8409 shares of the  Common Stock for the
                                               Series B Preferred,  per share  of the 7  1/2% Preferred (equal  to a  conversion price of  $8.50 and  $8.80 per  share, respectively,  representing a 22%  premium over the average of the closing  prices for the Common Stock as quoted  on Nasdaq for  the three  trading days  immediately preceding  the closing.  The Conversion
                                               Price will be  subject to adjustment  for reverse stock  splits, stock  dividends and other capital  adjustments. See "Description  of the Preferred  Stock--7 1/2%
                                               Preferred--Conversion."

                                               Beginning July 1, 1995, the  Company had the right to cause the  7 1/2% Preferred to be converted into the  Common Stock based on the conversion price if, and only if, the average of the  closing prices for the  Common Stock as quoted on  Nasdaq for  twenty of  the thirty  trading  days preceding  such conversion  exceeds the
                                               Conversion  Price  by  35%.  See  "Description  of  the  Preferred  Stock--7 1/2%
                                               Preferred--Conversion."

 Optional Redemption . . . . . . . . . . . .   The shares  of  the 7  1/2% Preferred  may  be redeemed,  at  the option  of  the
                                               Company, at  any time  beginning July  1, 1996, in  whole or  in part,  at prices declining from  $26.875 to $25.00 per share plus accrued and unpaid dividends. If the Company calls  for early redemption, the  holders will have a  minimum of ten business days in which  to elect to  convert the 7 1/2%  Preferred to the  Common
                                               Stock.  See  "Description of  the  Preferred  Stock--7 1/2%  Preferred--Company's
                                               Right of Redemption."

                                               The shares  of  the 7  1/2% Preferred  are  exchangeable, at  the  option of  the
                                               Company, in  whole  (but not  in part),  on  any dividend  payment date  for  the
                                               Company's 7 1/2%  Convertible Subordinated Notes  due 2003 (the  "7 1/2%  Notes")
                                               (the 7 1/2% Notes and the $2.03  Notes are collectively referred to herein as the
                                               "Notes")  in a principal amount equal to $25.00  per share. The 7 1/2% Notes will be  convertible into Common Stock at the conversion price for the shares of the 7
                                               1/2% Preferred at the time  of the exchange. The 7  1/2% Notes will bear interest from  the  date of  issuance, payable  semi-annually in  arrears  on June  30 and
                                               December  31 of  each year, commencing  on the  first such  interest payment date following the  date of exchange. At  the Company's option, the 7  1/2% Notes will be redeemable,  in whole  or in part,  at the redemption  prices set  forth above under "Optional  Redemption" plus accrued and  unpaid interest. The 7  1/2% Notes are  not subject to  mandatory sinking fund  payments. The  7 1/2% Notes  will be subordinate to all  senior indebtedness of  the Company. See "Description  of the
                                               Preferred Stock--7 1/2% Preferred--Exchange."





G:\HLF\LOMAK\S-3\S-3.REG                                7

 Voting Rights . . . . . . . . . . . . . . . .   The holders  of the  shares of  the 7  1/2% Preferred  vote as  a class  with the
                                                 Common Stock. Each  share of the 7  1/2% Preferred has 2 votes,  adjusted for any stock split, stock  dividend or other like capital adjustment.  The shares of the
                                                 7 1/2% Preferred vote separately  as a class on all matters  affecting the shares of the 7 1/2% Preferred. If dividends on the 7 1/2% Preferred  are in arrears for eight  quarters, the  holders  of the  shares  of the  7  1/2% Preferred,  voting separately,  will be entitled  to elect two  directors to the  Company's Board of
                                                 Directors.  See  "Description of  the  Preferred  Stock-7 1/2%  Preferred--Voting
                                                 Rights."





G:\HLF\LOMAK\S-3\S-3.REG                                 8

                                       SUMMARY FINANCIAL, OPERATING AND RESERVE INFORMATION
                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING AND RESERVE DATA)

The following tables set forth certain historical and pro forma financial, operating and reserve information. The pro forma financial, operating and reserve information includes the Recent Appalachian Acquisitions, certain other acquisitions and the $2.03
Preferred offering.  See "Selected Historical and Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial
Condition and Results of Operations." The historical data should be read in conjunction with the historical Consolidated Financial
Statements included herein. The pro forma information should be read in conjunction with the Pro Forma Combined Financial Statements included herein. Neither the historical nor the pro forma results are necessarily indicative of future results.

                                                 YEAR ENDED DECEMBER 31,                     NINE MONTHS ENDED SEPTEMBER 30,
                                      ------------------------------------------------     ----------------------------------
                                                                             PRO FORMA                              PRO FORMA
                                        1992         1993         1994        1994(1)       1994         1995        1995(1)
                                      -------      -------      -------      ---------     -------      -------     ---------
 INCOME STATEMENT DATA:
 Oil and gas revenues  . . . . .      $ 7,703      $11,132      $24,461       $45,810      $17,810      $24,135      $34,439
 Total revenues  . . . . . . . .       13,895       19,075       34,794        64,465       26,041       34,628       44,931
 Net income  . . . . . . . . . .          686        1,391        2,619         7,848        1,888        2,718        4,140
 Net income applicable to
    common shares . . . . . . . .         392        1,062        2,244         5,598        1,607        2,437        2,339
 Net income per share  . . . . .         0.08         0.18         0.25          0.46         0.18         0.21         0.19
 Weighted average common
    shares outstanding . . . . .        4,682        5,853        9,051        12,083        9,039       11,588       12,410
 CASH FLOW DATA:
 Net income  . . . . . . . . . .      $   686      $ 1,391      $ 2,619       $ 7,848      $ 1,888      $ 2,718      $ 4,140
 Depletion, depreciation and
    amortization  . . . . . . . .       3,124        4,347       10,105        18,121        7,647        9,808       13,567
 Deferred income taxes . . . . .            -         (150)         118         2,636          110          832        1,841
                                      -------      -------      -------      --------      -------      -------      -------
    Subtotal . . . . . . . . . .        3,810        5,588       12,842        28,605        9,645       13,358       19,548
 Other non-cash items  ) . . . .         (278)        (321)        (471)          N/A         (445)        (740)         N/A
 Changes in working capital  . .        1,636         (962)      (1,130)          N/A         (395)      (2,863)         N/A
                                      -------      -------      -------                    -------      -------
 Net cash provided from
    operating activities  . . . .     $ 5,168      $ 4,305      $11,241           N/A      $ 8,805      $ 9,755      $   N/A
                                      =======      =======      =======                    =======      =======

                                                                       DECEMBER 31,                            SEPTEMBER 30,
                                                     ----------------------------------      ------------------------------------
                                                                                                                         PROFORMA
                                                       1992         1993         1994          1994          1995         1995(1)
                                                     -------      -------      --------      --------      --------      --------
 BALANCE SHEET DATA:
 Working capital . . . . . . . . . . . . . .         $   167      $ 1,350      $  1,002      $  4,421      $  1,740      $  1,740
 Oil and gas properties  . . . . . . . . . .          18,271       55,310       112,964        83,302       169,900       169,900
 Total assets  . . . . . . . . . . . . . . .          28,328       76,333       141,768       104,027       203,305       203,305
 Long-term debt  . . . . . . . . . . . . . .          12,679       30,689        61,885        52,670       112,839        88,828
 Stockholders' equity  . . . . . . . . . . .           9,504       32,263        43,248        39,077        60,554        84,565



G:\HLF\LOMAK\S-3\S-3.REG                                                9

                                 SUMMARY FINANCIAL, OPERATING AND RESERVE INFORMATION (CONTINUED)
                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING AND RESERVE DATA)

                                                                                                             NINE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                                     ------------------------------------------------      ----------------------
                                                                                             PRO FORMA                  PRO FORMA
                                                       1992         1993         1994          1994          1995         1995(1)
                                                     -------      -------      --------      ---------     --------     ---------
 OPERATING DATA:
 Production
    Oil (MBbls)  . . . . . . . . . . .                   199          318           640           789           649           709
    Gas (MMcf) . . . . . . . . . . . .                 1,796        2,590         6,996        15,982         7,825        12,659
    MBOE   . . . . . . . . . . . . . .                   498          750         1,806         3,453         1,953         2,819
 Average sales price
    Oil (per Bbl)  . . . . . . . . . .               $ 18.40      $ 16.07      $  15.23      $  15.23      $  16.58      $  16.51
    Gas (per Mcf)  . . . . . . . . . .                  2.25         2.32          2.10          2.11          1.71          1.80
    BOE  . . . . . . . . . . . . . . .                 15.46        14.82         13.55         13.27         12.36         12.22
 Average operating cost per BOE  . . .               $  5.95      $  5.87      $   5.55          5.21      $   5.09      $   4.54

                                                                             DECEMBER 31,                        PRO FORMA
                                                               ----------------------------------------          JUNE 30,
                                                                1992             1993            1994              1995
                                                               ------          -------          -------          --------
 RESERVE DATA(2):
 Proved reserves
    Oil (MBbls)  . . . . . . . . . . . . . . . . . . . ..       1,980            4,539            8,449            10,328
    Gas (MMcf) . . . . . . . . . . . . . . . . . . . . ..      17,615           74,563          149,370           222,054
    MBOE . . . . . . . . . . . . . . . . . . . . . . . ..       4,916           16,966           33,344            47,337
 Percent gas reserves  . . . . . . . . . . . . . . . . ..         60%              73%              75%               78%
 Reserve life index (years)(3) . . . . . . . . . . . . ..         9.9             12.6             13.3              13.1
 Estimated future net cash flow (thousands)(4) . . . . ..     $48,016         $140,892         $270,974          $371,895
 Pre-tax present value (thousands)(4)  . . . . . . . . ..     $26,035         $ 65,114         $150,536          $213,159
 Producing wells
    Gross  . . . . . . . . . . . . . . . . . . . . . . ..       1,113            2,057            3,134             6,430
    Net  . . . . . . . . . . . . . . . . . . . . . . . ..         355              981            1,621             4,583
    Average working interest . . . . . . . . . . . . . ..         32%              48%              52%               71%
 Gross operated wells  . . . . . . . . . . . . . . . . ..       1,011            1,872            2,565             5,865

-------------
(1)  See the Pro Forma Combined Financial Statements included herein for a discussion of the preparation of this data.

(2)  For limitations on the accuracy and reliability of reserves and future net cash flow estimates, see "Risk Factors--
     Uncertainty of Estimates of Reserves and Future Net Revenues."

(3)  The reserve life index is calculated by dividing the proved reserves (on a BOE basis) by projected production volumes for the next twelve months.

(4)  See Glossary included herein for the definition of "Present Value of Proved Reserves."



G:\HLF\LOMAK\S-3\S-3.REG                                               10

                                 RISK FACTORS

     Prior to making an investment decision, prospective investors should carefully consider, together with the other information contained in this Prospectus, the following risk factors:

VOLATILITY OF OIL AND GAS PRICES

     The Company's revenues and profitability are substantially dependent upon prevailing prices of, and demand for, oil and gas and the costs of acquiring, finding, developing and producing reserves. Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to:
(i) relatively minor changes in supply of, and demand for, oil and gas; (ii) market uncertainty; and (iii) a variety of additional factors, all of which are beyond the Company's control. These factors include political conditions in the Middle East, the foreign supply of oil and gas, the price of imported oil, the level of consumer and industrial demand, weather, domestic and foreign government relations, the price and availability of alternative fuels and overall economic conditions.

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES

     This Prospectus contains estimates of the Company's oil and gas reserves and the future net revenues from those reserves which have been prepared by the Company and certain independent petroleum consultants. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves, including many factors beyond the Company's control. The estimates in this Prospectus are based on various assumptions, including, for example, constant oil and gas prices, operating expenses and capital expenditures, and, therefore, are inherently imprecise indications of future net revenues. Actual future production, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves may vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus. In addition, the Company's reserves may be subject to downward or upward revision based upon production history, results of future development, prevailing oil and gas prices and other factors. See "Business -- Reserves."

FINDING AND ACQUIRING ADDITIONAL RESERVES

     The Company's future success depends upon its ability to find or acquire additional oil and gas reserves that are economically recoverable. Except to the extent the Company conducts successful exploration or development activities or acquires properties containing proved reserves, the proved reserves of the Company will generally decline as they are produced. There can be no assurance that the Company's planned development projects and acquisition activities will result in significant additional reserves or that the Company will have success drilling productive wells at economic returns. If prevailing oil and gas prices were to increase significantly, the Company's finding costs to add new reserves could increase. The drilling of oil and gas wells involves a high degrees of risk, especially the risk of dry holes or of wells that are not sufficiently productive to provide an economic return on the capital expended to drill the wells. The cost of drilling, completing and operating wells is uncertain, and drilling or production may be curtailed or delayed as a result of many factors.

ACQUISITION RISKS

     The Company intends to continue acquiring oil and gas properties. It generally is not feasible to review in detail every individual property involved in an acquisition. Ordinarily, review efforts are focused on the higher-valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems nor will it permit the Company to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections are not always performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. See "Business--Acquisitions."





G:\HLF\LOMAK\S-3\S-3.REG              11

MARKETING RISKS

     For the year ended December 31, 1994 and for the nine month period ended September 30, 1995, gas revenues comprised over 55% of total oil and gas revenue on a historical basis and over 65% on a pro forma basis. For the year ended December 31, 1994, no purchaser accounted for more than 10% of total oil and gas revenues. For the nine months ended September 30, 1995, one purchaser accounted for 11% of total oil and gas revenues, however, the loss of such purchaser would not have a material adverse effect on the Company. The types of gas contracts under which production is sold vary, but generally can be grouped into three categories: (i) life-of-well, (ii) long-term (one year or longer), and (iii) short-term contracts. Short-term contracts are defined as contracts which may have a primary term of less than one year, but which are cancelable at either party's discretion in 30 to 120 days. Approximately 58% of the Company's gas production is currently sold under market sensitive contracts which do not contain floor price provisions. Nearly 70% of the Company's gas is produced in Appalachia, which gas has historically sold at higher prices. No assurance can be given that such price discrepancy will continue. See "Business--Gas Transportation and Marketing."

     The Company has currently hedged less than 5% of its production through September 1996. These hedges involve fixed price arrangements and other price arrangements at a variety of prices, floors and caps. Although these hedging activities provide the Company some protection against falling prices, these activities also reduce the benefits to the Company from price increases above the levels of the hedges. In the future, the Company may increase the percentage of its production covered by hedging arrangements, however it currently anticipates that such percentage would not exceed 50%.

OPERATING HAZARDS AND UNINSURED RISKS; PRODUCTION CURTAILMENTS

     The oil and gas business involves a variety of operating risks, including, but not limited to, unexpected formations or pressures, uncontrollable flows of oil, gas, brine or well fluids into the environment (including groundwater contamination), blowouts, fires, explosions, pollution and other risks, any of which could result in personal injuries, loss of life, damage to properties and substantial losses. Although the Company carries insurance which it believes is reasonable, it is not fully insured against all risks. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the financial condition and operations of the Company.

     From time-to-time, due primarily to contract terms, pipeline interruptions or weather conditions, the producing wells in which the Company owns an interest have been subject to production curtailments. The curtailments range from production being partially restricted to wells being completely shut-in. The duration of curtailments vary from a few days to several months. In most cases the Company is provided only limited notice as to when production will be curtailed and the duration of such curtailments. Currently, a number of wells located in Appalachia are curtailed under terms of certain gas contracts due in part to seasonal demand. The Company has been informed that such wells should be returned to production during the remainder of 1995.

LAWS AND REGULATIONS

     The Company's operations are affected by extensive regulation pursuant to various federal, state and local laws and regulations relating to the exploration for and development, production, gathering and marketing of oil and gas. These regulations, among other things, control the rate of oil and gas production, establish the maximum price at which gas is sold and control the amount of oil that may be imported. Operations of the Company are also subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. The discharge of oil, gas or other pollutants into the air, soil or water may give rise to liabilities to the government and third parties and may require the Company to incur costs to remedy the discharge. Although the Company believes that its properties and operations substantially comply with all such laws and regulations, there can be no assurance that new laws or regulations or new interpretations of existing laws and regulations will not increase substantially the cost of compliance or otherwise adversely affect the Company's oil and gas operations and financial condition. See "Business -- Regulation."

COMPETITION

     The Company encounters substantial competition in acquiring properties, marketing oil and gas, securing trained personnel and operating its properties. Many competitors have financial and other resources which substantially exceed those of the Company. The competitors in acquisitions, development, exploration and production include major oil companies, numerous independents, individual proprietors and others. Therefore, competitors may be able to pay more for desirable





G:\HLF\LOMAK\S-3\S-3.REG             12
leases and to evaluate, bid for and purchase a greater number of properties or prospects than the financial or personnel resources of the Company will permit.

DEPENDENCE ON KEY PERSONNEL

     The Company depends, and will continue to depend in the foreseeable future, on the services of its officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties and marketing oil and gas production. The ability of the Company to retain its officers and key employees is important to the continued success and growth of the Company. The loss of key personnel could have a material adverse effect on the Company. The Company does not maintain key man life insurance on any of its officers or key employees. See "Management."

CERTAIN BUSINESS INTERESTS OF CHAIRMAN

     Thomas J. Edelman, Chairman of the Company, is also the President of Snyder Oil Corporation ("SOCO"), a significantly larger independent oil and gas company. The Company has existing business relationships with SOCO, and as a result of Mr. Edelman's position in both companies, conflicts of interests may arise between the Company and SOCO. The Company's acquisitions are typically smaller than SOCO's and in different geographic regions. The Company has, and it has been advised that SOCO also has, board policies that require Mr. Edelman to give notification of any potential conflicts that may arise between the Company and SOCO. There can be no assurance, however, that the Company and SOCO will not compete for the same acquisition or encounter other conflicts of interest. See "Management" and "Certain Transactions."

LACK OF PUBLIC MARKET FOR THE PREFERRED STOCK

     There is no existing trading market for the Preferred Stock, and there can be no assurance regarding the future development of a market for the Preferred Stock or the ability of holders of the Preferred Stock to sell their Preferred Stock or the price at which such holders may be able to sell their Preferred Stock. If such a market were to develop, the Preferred Stock could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. The Initial Purchasers have advised the Company that each of them currently intends to make a market in the Preferred Stock. The Initial Purchasers are not obligated to do so, however, and any market-making with respect to the Preferred Stock may be discontinued at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the Preferred Stock or that an active public market for the Preferred Stock will develop. Similarly, if the Company elects to exchange the Preferred Stock for the $2.03 Notes, there can be no assurance regarding the development of a market for the $2.03 Notes. It is expected that the Preferred Stock will be eligible for trading in the PORTAL Market of the National Association of Securities Dealers, Inc.

CAPITAL AVAILABILITY

     The Company's strategy of acquiring and developing oil and gas properties is dependent upon its ability to obtain financing for such acquisitions and development projects. The Company expects to utilize its revolving bank credit agreement, as amended (the "Credit Agreement") among the Company and several banks (the "Banks") to borrow a portion of the funds required for any given transaction or project. Any future acquisition or development project by the Company requiring bank financing in excess of the amount then available under the Credit Agreement will depend upon the Banks' evaluation of the properties proposed to be acquired or developed. If funds under the Credit Agreement are not available to fund acquisition and development projects, the Company would seek to obtain such financing from the sale of equity securities or other debt financing. There can be no assurance that any such other financing would be available on terms acceptable to the Company. Should sufficient capital not be available, the Company may not be able to continue to implement its strategy.

     The Credit Agreement limits the amounts the Company may borrow to amounts, determined by the Banks, in their sole discretion, based upon a variety of factors including the discounted present value of the Company's estimated future net cash flow from oil and gas production (the "Borrowing Base"). At November 3, 1995 the Borrowing Base was $105 million of which the Company had borrowings of $87 million outstanding. The weighted average interest rate on November 3, 1995 was 7.13% after giving effect to interest swap arrangements covering $40 million of the indebtedness outstanding under the





G:\HLF\LOMAK\S-3\S-3.REG             13

Credit Agreement. The Credit Agreement expires on July 1, 2001. The Company does not currently have any substantial unpledged properties, and does not anticipate acquiring properties in the foreseeable future which will not be pledged under the Credit Agreement. If oil or gas prices decline below their current levels, the availability of funds and the ability to pay outstanding amounts under the Credit Agreement could be materially adversely affected.

DEPENDENCE UPON REVENUES OF SUBSIDIARIES

     The Preferred Stock is a direct obligation of the Company which derives all of its revenues from the operations of its subsidiaries. The ability of the Company to redeem the Preferred Stock and to pay dividends, if any, will be primarily dependent upon the receipt of dividends or other distributions from such subsidiaries. The payment of dividends from the subsidiaries to the Company and the payment of any interest on or the repayment of any principal of any loans or advances made by the Company to any of its subsidiaries may be subject to statutory or contractual restrictions and are contingent upon the earnings of such subsidiaries. Although the Company believes that distributions and dividends from its subsidiaries will be sufficient to pay dividends on the Preferred Stock as well as to meet the Company's other obligations, there can be no assurance they will be sufficient.

     Claims of the creditors of the Company's subsidiaries may have priority with respect to the assets and earnings of such subsidiaries over the claims of the creditors of the Company.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                                                NINE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                       -------------------------------------------------------------------     -------------------
                                                                                                 PRO FORMA               PRO FORMA
                                       1990        1991        1992        1993        1994        1994        1995        1995
                                       ----        ----        ----        ----        ----      ---------     ----      ---------
 Ratio of earnings to fixed
    charges                            1.77        1.82        1.92        2.17        1.98        3.43        1.95        2.33
 Ratio of earnings to fixed
    charges and preferred
    dividends                          1.07        1.17        1.47        1.68        1.75        2.29        1.81        1.69

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges.  Fixed charges consist of interest expense on all indebtedness.

                                USE OF PROCEEDS

     The Company anticipates that proceeds received upon the issuance of the Securities will be utilized by the Company to pay down its debt under the Credit Agreement, for acquisitions and/or for working capital. There are no agreements or understandings regarding any such acquisitions and there can be no assurance that any such acquisitions will occur.

     The Company will not receive any proceeds upon the sale by the Selling Securityholders of the Selling Securityholder Securities.




G:\HLF\LOMAK\S-3\S-3.REG                14

                                                          CAPITALIZATION

The following table sets forth at September 30, 1995 the actual capitalization of the Company and gives pro forma effect to the Company's significant 1994 and 1995 acquisitions and the sale of 1,000,000 shares of the Preferred Stock and the application of the net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and Pro Forma Combined Financial Statements included herein.

                                                                                                   SEPTEMBER 30, 1995
                                                                                           --------------------------------
                                                                                            ACTUAL                PRO FORMA
                                                                                           ---------             ----------
                                                                                                    (IN THOUSANDS)
 Current portion of long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . .      $    399              $    399
                                                                                            ========              ========
 Long-term debt:
    Revolving credit facility  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $112,839              $ 88,828
Stockholders' equity:
    Preferred Stock, $1 par value, 2,000,000 shares authorized:
             7 1/2% Convertible Exchangeable Preferred Stock, 200,000 shares
              outstanding ($5 million liquidation preference)  . . . . . . . . . . . .           200                   200
             $2.03 Convertible Exchangeable Preferred Stock; 1,000,000 shares
              outstanding ($25 million liquidation preference)   . . . . . . . . . . .            --                 1,000
    Common Stock, $.01 par value, 20,000,000 shares authorized: 12,039,968
             outstanding(1)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           120                   120
    Capital in excess of par value . . . . . . . . . . . . . . . . . . . . . . . . . .        65,342                88,353
    Retained earnings (deficit)  . . . . . . . . . . . . . . . . . . . . . . . . . . .        (5,108)               (5,108)
                                                                                            --------              --------
                Total stockholders' equity   . . . . . . . . . . . . . . . . . . . . .        60,554                84,565
                                                                                            --------              --------
                  Total capitalization   . . . . . . . . . . . . . . . . . . . . . . .      $173,393              $173,393
                                                                                            ========              ========

(1)  The number of shares of Common Stock outstanding excludes 1,299,439 shares which are reserved for issuance upon the exercise of outstanding options and warrants, of which 707,315 are exercisable. In addition, 576,945 shares are issuable upon conversion of the 7 1/2% Preferred. See "Description of Capital Stock."



G:\HLF\LOMAK\S-3\S-3.REG                                        15

                                    BUSINESS


GENERAL

     The Company is an independent oil and gas company with core areas of operation in Texas, Oklahoma and Appalachia. The Company has grown through a combination of acquisition, development and enhancement activities. Since January 1, 1990, 57 acquisitions have been consummated at a total cost of approximately $181 million and approximately $21 million has been expended on development activities. As a result, proved reserves and production have each grown during this period at a rate in excess of 60% per annum. At June 30, 1995, proved reserves totaled 47.3 million BOE, having a pre-tax present value at constant prices on that date of $213 million and a reserve life in excess of 13 years. The Company as of June 30, 1995, operated properties which accounted for 95% of its reserves and owned 1,900 miles of gas gathering systems in proximity to its principal gas properties. In 1996, the Company expects to allocate a limited portion of its budget to selected exploratory activities in its core operating areas.

STRATEGY

     The Company's objective is to implement a balanced strategy of increasing its asset base, cash flow and earnings through acquisition, development and enhancement activities in core operating areas. In each core area, the Company establishes separate acquisition, engineering, operating, geological and other technical expertise. The Company is presently engaged in acquisition, development and enhancement activities in each of its current core operating areas of Texas, Oklahoma and Appalachia. Through its strategy, the Company does not depend solely on any one region or activity to grow its asset base. As a result, despite low energy prices prevalent since 1990, the Company has consistently reported favorable operating results. By operating in three core areas, the Company has expanded its acquisition and development opportunities.

     Acquisitions. Since January 1, 1990, 57 acquisitions have been completed for a total consideration of $181 million. Over 46.9 million BOE of proved reserves have been acquired at an average cost of $3.69 per BOE. The Company's acquisition strategy is based on: (i) Size: targeting smaller, less competitive transactions having a cost below $30 million; (ii) Locale: focusing in areas containing many small oil and gas operators and where larger companies are no longer active; (iii) Efficiency: targeting acquisitions in which operating and cost efficiencies can be obtained; (iv) Reserve Potential: pursuing properties with the potential for reserve increases through recompletions and development drilling; (v) Incremental Purchases: seeking acquisitions where opportunities for purchasing additional interests in the same or adjoining properties exist; and (vi) Complexity: pursuing more complex but less competitive corporate or partnership acquisitions.

     Development. The Company's development activities include recompletions of existing wells, infield and step-out drilling and installation of secondary recovery projects. Development projects are generated within core operating areas where the Company has significant operational and technical experience. At September 30, 1995, over 600 proven development projects were in inventory. These projects are located in eight different fields, vary between oil and gas, and are balanced between low and medium risk. Approximately 80 of these projects are expected to be initiated in 1995 at a total cost of approximately $11 million. Based on the number of projects currently in inventory, development expenditures are projected to be approximately $40 million for the three year period 1995 through 1997.

     Enhancements. The Company's enhancement activities include all activities other than acquisitions or drilling which maximize the value of its asset base. Enhancements include: reducing overhead, operating and development costs; concentrating operations to increase efficiency; the rapid disposal of non-strategic properties; expanding marketing options; and applying new technology to exploit additional reserves. Enhancements create higher margins and help maintain profitability during the downward phase of energy price cycles. Despite low oil and gas prices in 1994 and the first half of 1995, the Company posted increased cash flow and profits, partly due to enhancements.





G:\HLF\LOMAK\S-3\S-3.REG               16

ACQUISITIONS

ACQUISITION STRATEGY

     Since 1990, the Company has completed 57 acquisitions for $181 million of consideration. During the first nine months of 1995, $52.8 million of purchases were completed. The Company's acquisition strategy is to concentrate on smaller transactions that offer higher expected returns. The Company believes that it can continue to implement its acquisition strategy based on the following:

SIZE: The Company believes that smaller transactions (less than $30 million in cost) provide the opportunity for higher returns due to the limited number of buyers that have the interest, financial capabilities and the operational efficiencies necessary to consummate such transactions. Smaller companies generally do not have sufficient capital or the requisite expertise to engage in such transactions while the larger companies are focusing on other areas, such as overseas operations, or larger transactions. Additionally, because of the continuing restructuring of the domestic oil and gas industry, many small oil and gas entities are for sale and many larger companies are selling their smaller or non-strategic properties.

LOCALE: Focusing on areas containing many small, less capitalized operators. These typically are areas in which many of the major and larger independent companies are no longer active and where, in some cases, they are divesting their remaining assets. The potential for reserve increases in these areas exists through the application of new operating and technical advances.

EFFICIENCY: Targeting acquisitions in which operating and cost efficiencies can be obtained. The Company concentrates on acquiring oil and gas assets in areas in which it already operates and seeks to subsequently merge into its existing infrastructure the overhead functions of companies, partnerships and direct property interests it acquires. Not only does the increased efficiency result in increased profitability, but it also enables the Company to be an aggressive buyer while still generating an attractive return.

RESERVE POTENTIAL: Pursuing properties with the potential for reserve increases through workovers, recompletions, drilling and secondary recovery operations.

INCREMENTAL PURCHASES: Seeking acquisitions where opportunities for purchasing incremental interests in the same or adjoining properties exist. Properties in which the Company currently owns an interest contain over $100 million of estimated value attributable to interests held by third parties. The purchase of incremental interests results in only minor increases in overhead cost.

COMPLEXITY: A number of companies and partnerships which own oil and gas assets have been acquired at attractive prices. Due to the added complexity involved in acquiring and integrating these entities and their assets, many buyers do not have the expertise or desire to compete for such acquisitions.

ACQUISITION SUMMARY

    The following table, which includes the Recent Appalachian Acquisitions, sets forth information pertaining to acquisitions completed during the period January 1, 1990 through September 30, 1995.
                                                           NUMBER OF     PURCHASE            MBOE                 COST PER
          PERIOD                                         TRANSACTIONS    PRICE (1)         ACQUIRED                 BOE(2)
 -------------------------------------------------       ------------    ---------         --------              ---------
                                                                                  (IN THOUSANDS)
 1990  . . . . . . . . . . . . . . . . . . . . . .             6         $  6,520            1,062                 $5.60
 1991  . . . . . . . . . . . . . . . . . . . . . .             9           11,189            2,433                  4.51
 1992  . . . . . . . . . . . . . . . . . . . . . .             7            6,884            2,085                  2.47
 1993  . . . . . . . . . . . . . . . . . . . . . .            12           40,527           10,759                  3.54
 1994  . . . . . . . . . . . . . . . . . . . . . .            17           63,354           15,476                  3.99
 1995 (through September 30) . . . . . . . . . . .             6           52,848           15,420                  3.38
                                                              --         --------           ------                 -----
 Total . . . . . . . . . . . . . . . . . . . . . .            57         $181,322           47,235                 $3.69
                                                              ==         ========           ======                 =====

(footnotes on following page)



G:\HLF\LOMAK\S-3\S-3.REG                                               17

[FN]
------------
(1) Includes purchase price for proved reserves as well as other acquired assets, including gas gathering lines, undeveloped leasehold and field service assets.
(2)  Includes purchase price for proved reserves only.

ACQUISITION HISTORY

1995 ACQUISITIONS

APPALACHIA

     Transfuel, Inc. In September, the Company acquired proved oil and gas reserves, 1,100 miles of gas gathering lines and 175,000 undeveloped acres in Ohio, Pennsylvania and New York from Transfuel, Inc. for approximately $20.2 million in cash and $755,000 in the Company's Common Stock.

     Parker & Parsley Petroleum Company. In August, the Company purchased proved oil and gas reserves, 300 miles of gas gathering lines and 16,400 undeveloped acres in Pennsylvania and West Virginia from Parker & Parsley Petroleum Company for $20.2 million.

OKLAHOMA

     The Company purchased interests in 52 wells in the Caddo and Canadian counties for $4.8 million. The Company assumed operation of half of these wells.

     Interests in Company operated properties were acquired for $3.4 million.

TEXAS

     The Company purchased interests in 140 wells located primarily in the Big Lake Area of west Texas and the Laura LaVelle Field of east Texas for $2.8 million.

1994 ACQUISITIONS

OKLAHOMA

     Red Eagle Resources Corporation. In December 1994, the Company acquired effective control of Red Eagle Resources Corporation ("Red Eagle") principally through the purchase of two common stockholders' holdings. In February 1995, the remaining stockholders of Red Eagle common stock voted to approve the merger of Red Eagle with a wholly owned subsidiary of the Company in exchange for approximately 2.2 million shares of the Company's Common Stock. The total purchase price was approximately $31 million. Red Eagle's assets are reflected in the Company's financial statements as of December 31, 1994. The additional equity of Red Eagle acquired in February 1995 is reflected as a minority interest on the Company's balance sheet at December 31, 1994. The Company's statement of income does not reflect any of Red Eagle's operations during 1994. Red Eagle's assets included interests in approximately 370 producing wells located primarily in and around the Okeene Field of Oklahoma's Anadarko Basin. Subsequently, the Company acquired additional interests in 70 Red Eagle wells for $1.7 million. At December 31, 1994, Red Eagle operated 328 wells and managed thirty-seven limited partnerships. See "Business--Legal Proceedings."

TEXAS

     Grand Banks Energy Company. The Company acquired Grand Banks Energy Company ("Grand Bank") for approximately $3.7 million. Grand Banks' assets include interests in 182 producing wells located in west Texas, essentially all of which are now operated by the Company. Grand Banks owned an average working interest of 70% in the producing reserves, of which 60% was oil. Approximately 40% of Grand Banks' proved reserves are attributed to the Mills-Strain Unit located in the Sharon Ridge Field of Mitchell County, Texas. The Mills-Strain Unit is a waterflood unit producing from the Clearfork Formation at a depth of approximately 2,000 feet. The Mills-Strain Unit has a remaining reserve life of over 20 years.

     Gillring Oil Company. The Company acquired Gillring Oil Company ("Gillring") for approximately $11.5 million. Gillring's assets include $5.2 million of working capital and interests in 106 producing oil and gas wells located in south





G:\HLF\LOMAK\S-3\S-3.REG               18

Texas. Gillring owned an average working interest of 80% in the producing reserves, of which 80% were gas. The Gillring properties are located principally in two fields producing from the Wilcox and Vicksburg formations ranging in depths from 4,000 to 11,000 feet. Subsequent to the acquisition of Gillring, the Company purchased, for approximately $2.1 million, the limited partnership interests in a partnership for which Gillring acted as the general partner.

     The Company acquired from four parties interests in 118 producing wells in the Big Lake Area of west Texas and the Laura LaVelle Field of east Texas for $6.5 million.

APPALACHIA

     The Company acquired, for $5.0 million, interests in 98 new wells and additional interests in 436 wells which the Company already operated.

1993 ACQUISITIONS

APPALACHIA

     Mark Resources Corporation. In December 1993, the Company acquired Mark Resources Corporation ("Mark") for approximately $28.4 million. Mark's assets are located primarily in northwestern Pennsylvania in the Appalachian Basin, and to a lesser extent in West Virginia. Mark owned interests in 655 producing wells, 230 miles of gas gathering lines and over 180 proved development drilling locations. Mark operated nearly all of its properties and owned an average working interest of 27% in the producing reserves and 88% in the undeveloped reserves.

     The Company acquired interests in 393 wells, 70 miles of gas gathering systems and undeveloped leasehold for $5.4 million.

TEXAS

     The Company acquired interests in 128 producing wells in the Big Lake Area of west Texas and the Laura LaVelle Field of east Texas for $6.7 million.

DEVELOPMENT ACTIVITIES

     Development activities include recompletions of existing wells, the drilling of infield and step-out wells and secondary recovery projects. In 1993, approximately $3.7 million was expended on these activities, while $9.5 million was incurred during 1994. The Company estimates that it will spend approximately $11 million on development activities in 1995. Based on over 600 proven development projects currently in inventory, capital expenditures are estimated to be approximately $40 million for the three year period 1995 through 1997.

     The Company's development strategy is to own as large an interest as possible in more established, lower risk development projects. Conversely, in development activities that are less established and therefore deemed to be of higher risk, the Company generally seeks to participate for no more than a 50% interest. As more confidence is gained in regard to the higher risk development activities, the Company may increase its ownership percentage.

     Texas. At June 30, 1995, Texas accounted for 130 proved development projects. The majority of these projects include recompletions and infield drilling locations in the Big Lake Area of west Texas and the Laura LaVelle Field of east Texas. The Company has performed 21 recompletions and drilled 31 wells in these two fields. As a result of development and additional acquisitions, gross production from the two fields has increased from 500 BOE per day to over 1,900 BOE per day. In 1995, the Company expects to recomplete 12 wells and drill 18 new wells in the two fields for approximately $3 million.

     Oklahoma. Essentially all of the 160 Oklahoma proven development projects are in the Okeene Field located in the northwestern portion of the Anadarko Basin. These projects include 122 recompletions and 34 drilling locations. The Company's primary producing area is situated in a four township area that straddles the Blaine-Major County line, with over 130 Company operated wells. The majority of the reserves are gas and are produced from six geologic horizons at depths ranging from 7,000 to 9,000 feet. The Company acquired its interests in the field during the fourth quarter of 1994. Since then the Company's engineers have applied state-of-the-art fracture technology to ten recompletions doubling gross production to 7 MMcf per day. In 1995, the Company estimates it will undertake 21 recompletions and drill two new wells for



G:\HLF\LOMAK\S-3\S-3.REG               19
approximately $2 million. An extensive geologic study of the area has been initiated to further identify potential additional development opportunities.

     Appalachia. In Ohio, Pennsylvania and West Virginia 390 proved development projects have been identified in the shallow Clinton and Medina Sandstone formations. These projects are located on 38,700 gross (35,400 net) acres under lease and range in depth from 4,000 to 6,000 feet. The reserves are characterized by initial flush production, followed by extremely gradual decline rates resulting in a projected life of over twenty years. During 1995 the Company estimates that it will drill 23 new wells at a cost of approximately $4 million. The Company currently has a sufficient inventory of proved infield drilling locations to drill up to 60 wells per year for the next five years.

     In addition to the shallow formations discussed above, the Appalachian Basin has less developed formations including the Rose Run-Beekmantown and Trempealeau which range in depths from 4,000 to 8,000 feet. The geological boundaries of these formations lie approximately 2,500 feet below the shallower Clinton and Medina Sandstone formations. While the industry has drilled over 100,000 Clinton and Medina Sandstone wells, fewer than 1,700 wells have been drilled to the Rose Run-Beekmantown and 5,000 to the Trempealeau. The results were poor because the wells were based on only regional geology and no seismic data was utilized. Since 1993, the Company has participated in eighteen deeper wells with an average working interest of 13%, of which, seven were productive and eleven were dry. Currently, the Company owns leases covering 211,000 gross (181,000 net) acres in the deeper "Rose Run Trend." The Company's 1995 budget allocates approximately $1 million to acquire acreage and seismic and to drill wells.

ENHANCEMENT ACTIVITIES

     The Company defines enhancements as those activities, other than acquisitions or drilling, which maximize the value of its asset base. Enhancements include: reducing overhead, operating and development costs on a per BOE basis; concentrating operations to increase efficiency; disposing non-strategic properties rapidly; expanding marketing options; and applying new technology to exploit additional reserves. Enhancements create higher margins and help maintain profitability during the downward phase of commodity price cycles. Despite low oil and gas prices in 1994 and the first nine months of 1995, the Company posted increased cash flow and profits, partly due to enhancements. Primarily as a result of its enhancement activities during the past five years the Company has: (i) decreased overhead costs per BOE by 91%;
(ii) cut operating costs per BOE by 34%; (iii) reduced development costs per BOE by 27%; (iv) now operates properties representing more than 95% of its reserves; (v) sold over 1,000 non-strategic properties; (vi) expanded gas marketing to 70 MMcf per day through 1,900 miles of Company-owned gas gathering systems; and (vii) improved seismic and completion techniques by applying new technology.

OIL AND GAS RESERVES
     The following table sets forth estimated proved reserves for each year in the five year period ended December 31, 1994 and pro forma as of June 30, 1995.

                                                                                DECEMBER 31,                          PRO FORMA
                                                       -----------------------------------------------------------     JUNE 30,
                                                        1990         1991         1992        1993          1994        1995(1)
                                                       -------      -------      -------     -------       -------      -------

 Crude oil (MBbl)
    Developed  . . . . . . . . . . . . . . . .             416        1,609        1,643       3,344         6,431        8,003

    Undeveloped  . . . . . . . . . . . . . . .               4          245          337       1,195         2,018        2,325
                                                       -------      -------      -------     -------       -------      -------
             Total   . . . . . . . . . . . . .             420        1,854        1,980       4,539         8,449       10,328
                                                       =======      =======      =======     =======       =======      =======
 Natural gas (MMcf)
    Developed  . . . . . . . . . . . . . . . .           5,626        8,318       13,171      38,373        97,251      164,522
    Undeveloped  . . . . . . . . . . . . . . .              --          221        4,444      36,190        52,119       57,532
                                                       -------      -------      -------     -------       -------      -------
             Total   . . . . . . . . . . . . .           5,626        8,539       17,615      74,563       149,370      222,054
                                                       =======      =======      =======     =======       =======      =======
 Total equivalent barrels (MBOE) . . . . . . .           1,357        3,277        4,916      16,967        33,344       47,337
                                                       =======      =======      =======     =======       =======      =======

(1)  See "Business--Pro Forma Reserve Information."






G:\HLF\LOMAK\S-3\S-3.REG                                               20

     Proved developed reserves are expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty. On a BOE basis, approximately 75% of the Company's proved reserves were developed at June 30, 1995. At December 31, 1994, approximately 95% of the proved reserves set forth above were evaluated by independent petroleum consultants, while the remainder was evaluated by the Company's engineering staff. See "Pro Forma Reserve Information" below regarding the evaluation of proved reserves at June 30, 1995.

     The following table sets forth as of June 30, 1995 the estimated future net cash flow from and the present value of the proved reserves. See "Pro Forma Reserve Information." Future net cash flow represents future gross cash flow from the production and sale of proved reserves, net of production costs (including production taxes, ad valorem taxes and operating expenses) and future development costs. Such calculations, which are prepared in accordance with the Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities" are based on constant cost and price factors. Average product prices at December 31, 1994 were $16.14 per barrel of oil and $2.07 per Mcf of gas and at June 30, 1995 were $16.35 per barrel of oil and $2.15 per Mcf of gas. There can be no assurance that the proved reserves will be developed within the periods indicated and it is likely that actual prices received in the future will vary from those used in deriving this information. There are numerous uncertainties inherent in estimating reserves and related information and different reservoir engineers often arrive at different estimates for the same properties.

                                                                 DEVELOPED        UNDEVELOPED           TOTAL
                                                                 ---------        -----------          ---------
                                                                                 (IN THOUSANDS)
 Estimated future net cash flow  . . . . . . . . . .. . .        $ 283,947         $   87,948          $ 371,895
                                                                 =========          =========          =========
 Present value of proved reserves
             Pre-tax   . . . . . . . . . . . . . . . . . .       $ 173,806             40,353          $ 213,159
                                                                 =========          =========          =========
             After-tax   . . . . . . . . . . . . . .. . .        $ 130,036             30,365          $ 160,401
                                                                 =========          =========          =========


PRO FORMA RESERVE INFORMATION

     The following table sets forth summary pro forma information with respect to the Company's estimated proved oil and gas reserves as of June 30, 1995, giving effect to acquisitions completed from January 1, 1995 through June 30, 1995. The reserve information below is based on reserve evaluations for each property group and in most cases each reserve evaluation had an effective date varying from December 31, 1994 through July 1, 1995. These reserve evaluations were adjusted by the Company's engineering staff to June 30, 1995 by adjusting production to June 30, 1995 depending on the effective date of each respective evaluation. Therefore, the reserve information below does not reflect production revisions or changes in oil and gas prices, changes in expectations or changes in estimates of recoverable reserves resulting from price changes. Approximately 95% of December 31, 1994 reserve information was prepared by independent petroleum consultants and 100% of the Recent Appalachian Acquisitions reserve information was prepared by independent petroleum consultants. The "Other 1995 Acquisitions" reserve information, as well as the "Adjustments" information, were prepared by the Company's engineering staff. All estimates of oil and gas reserves are subject to significant uncertainty. See "Risk Factors--Uncertainty of Estimates of Reserves and Future
Net Revenues."


                                                                             PRO FORMA RESERVE INFORMATION
                                                     ----------------------------------------------------------------------------
                                                      HISTORICAL       RECENT
                                                     DECEMBER 31,    APPALACHIAN      OTHER 1995                    PRO FORMA
                                                         1994       ACQUISITIONS     ACQUISITIONS    ADJUSTMENTS   JUNE 30, 1995
                                                     ------------   --------------  --------------   -----------   --------------
 Proved reserves . . . . . . . . . . . . . . .
    Oil (MBbls)  . . . . . . . . . . . . . . .            8,449             468           1,845          (434)             10,328
    Gas (MMcf) . . . . . . . . . . . . . . . .          149,370          65,592           9,760         (2,66)            222,054
    MBOE . . . . . . . . . . . . . . . . . . .           33,344          11,400           3,472          (879)             47,337
 Estimated future net cash flow (thousands)  .         $270,974        $ 80,925        $ 25,191        (5,195)           $371,895
 Pre-tax present value (thousands) . . . . . .         $150,536        $ 46,638        $ 16,459          (474)           $213,159
 Average product prices  . . . . . . . . . . .
    Oil (per Bbl)  . . . . . . . . . . . . . .          $ 16.13        $  16.01        $  17.45           N/A            $  16.35
    Gas (per Mcf)  . . . . . . . . . . . . . .          $  2.13        $   2.27        $   1.68           N/A            $   2.15





G:\HLF\LOMAK\S-3\S-3.REG                          21

SIGNIFICANT PROPERTIES

     Until 1990, virtually all of the Company's properties were located in Ohio. Since that time, properties have been acquired in Texas and Oklahoma and other areas of Appalachia. At June 30, 1995, on a pre-tax present value basis, 49.8% of the reserves were located in Appalachia, 25.7% were in Oklahoma and 21.2% were in Texas. At September 30, 1995, the Company's properties included working interests in 6,430 gross (4,583 net) productive oil and gas wells and royalty interests in 450 additional wells. The properties contained, net to the Company's interest, estimated proved reserves of 10.3 million barrels of oil and 222 Bcf of gas or a total of 47.3 million BOE. The Company also held interests in 311,250 gross (225,132 net) undeveloped acres at June 30, 1995. The following table sets forth summary pro forma information with respect to the Company's estimated proved oil and gas reserves as of June 30, 1995.

                                                   PRE-TAX PRESENT VALUE
                                                  ------------------------        CRUDE             NATURAL            EQUIV.
                                                    AMOUNT                         OIL                GAS             BARRELS
                                                  (THOUSANDS)           %         (MBBL)             (MMCF)            (MBOE)
                                                  -----------        -----        ------            -------            ------

 Appalachia  . . . . . . . . . . . . . . .           106,108           49.8%        1,025            154,255            26,734
 Oklahoma  . . . . . . . . . . . . . . . .            54,703           25.7         1,933             50,256            10,309
 Texas . . . . . . . . . . . . . . . . . .            45,264           21.2         6,144             17,053             8,986
 Other . . . . . . . . . . . . . . . . . .             7,084            3.3         1,226                490             1,308
                                                    --------          -----        ------            -------            ------
 Total . . . . . . . . . . . . . . . . . .          $213,159          100.0%       10,328            222,054            47,337
                                                    ========          =====        ======            =======            ======

     The largest concentration of reserves is in Appalachia with 49.8% of total present value. On a BOE basis, gas accounts for approximately 96% of these reserves. These reserves are ascribed to over 4,800 wells located in Pennsylvania, Ohio, West Virginia and New York. The Company operates nearly all of these wells. The reserves produce principally from the Medina, Clinton and Rose Run formations at depths of 3,000 to 7,000 feet. After initial flush production, these properties are characterized by extremely gradual decline rates and have a projected life of more than twenty years. Gas production is transported through Company-owned gas gathering systems and is sold primarily to utilities and industrial end-users.

     The second largest concentration of reserves is in Oklahoma, totalling 25.7% of present value. On a BOE basis, gas makes up 81% of these reserves. The largest portion of these reserves is ascribed to over 190 operated wells in and around the Okeene Field of the Anadarko Basin. These wells produce from numerous formations ranging in depth from approximately 6,000 to 9,000 feet. The properties have a projected remaining life of over fifteen years. Gas production is sold primarily to Phillips Petroleum and Natural Gas Clearinghouse on an index or percent of plant proceeds basis.

     The third largest concentration of reserves is in Texas, totalling 21.2% of present value. On a BOE basis, oil makes up 68% of the reserves. The largest portion of these reserves is ascribed to 338 operated wells in the Big Lake Area of west Texas. These wells produce from the San Andres/Grayburg formation at a depth of approximately 2,500 feet. The properties have a projected remaining life of over 25 years. Over 83% of these reserves are oil. Oil production is sold to Scurlock Permian and gas to J.L. Davis Company. The second largest portion of these reserves are ascribed to 64 operated wells in the Laura LaVelle Field in east Texas. These wells produce from the shallow Carrizo section of the Wilcox formation at a depth of approximately 1,600 feet. These properties have a projected remaining life of twenty years. All of the reserves are oil and production is sold to Texaco. The third largest portion is in Hagist Ranch Field in south Texas. The Company operates 58 wells in this field which produces primarily from the Wilcox at approximately 8,000 feet. Arco purchases the gas production from the Hagist Ranch Field.

PRODUCTION

     Production revenue is generated through the sale of oil and gas from properties held directly and through partnerships and joint ventures. Additional revenue is received from royalties. Oil and gas production is sold to a limited number of purchasers. Through September 30, 1995, one purchaser accounted for 11% of total oil and gas revenues, however the loss of such purchaser would not have a material adverse effect on the Company's business. Proximity to local markets, availability of competitive fuels and overall supply and demand are factors affecting the ability to market production. There has been a worldwide surplus of oil and gas for more than a decade which has weakened oil prices and particularly recently, depressed the price of natural gas. While the Company anticipates an upward trend in energy prices, factors outside its control such as political developments in the Middle East, overall energy supply, weather conditions and economic growth rates have had, and may continue to have, an unpredictable or adverse effect on energy prices.



G:\HLF\LOMAK\S-3\S-3.REG               22

     The following table sets forth historical revenue and expense information for the periods indicated (in thousands, except sales price and operating cost data). See the Pro Forma Combined Financial Statements included herein for a discussion of the preparation of the pro forma data.

                                                                                                               NINE MONTHS
                                                           YEAR ENDED DECEMBER 31,                         ENDED SEPTEMBER 30,
                                         ----------------------------------------------------------- ------------------------------
                                                                                         PRO FORMA                      PRO FORMA
                                              1992           1993          1994            1994            1995            1995
                                         -------------  ------------ ----------------  ------------- ---------------  -------------
 Production

    Oil (Bbl)  . . . . . . . . . . . . .         199            318          640            789            649             709
    Gas(Mcf) . . . . . . . . . . . . . .       1,796          2,590        6,996         15,982          7,825          12,659
    BOE  . . . . . . . . . . . . . . . .         498            750        1,806          3,453          1,953           2,819
 Revenue
    Oil  . . . . . . . . . . . . . . . .     $ 3,660       $  5,118     $  9,743       $ 12,019       $ 10,768        $ 11,711
    Gas  . . . . . . . . . . . . . . . .       4,043          6,014       14,718         33,791         13,367          22,728
                                             -------       --------     --------       --------       --------        --------
             Total   . . . . . . . . . .     $ 7,703       $ 11,132     $ 24,461       $ 45,810       $ 24,135        $ 34,439
 Average Sales Price
    Oil (per Bbl)  . . . . . . . . . . .     $ 18.40       $  16.07     $  15.23       $  15.23       $  16.58        $  16.52
    Gas (per Mcf)  . . . . . . . . . . .        2.25           2.32     $   2.10           2.11           1.71            1.80
    BOE  . . . . . . . . . . . . . . . .       15.46          14.82     $  13.55          13.27          12.36           12.22
 Average Operating Cost
    Per BOE  . . . . . . . . . . . . . .     $  5.95       $   5.87     $   5.55       $   5.21       $   5.09        $   4.54

     For 1994 and the nine months ended September 30, 1995, natural gas accounted for over 74% of total production on a BOE basis. Gas production was sold primarily to utilities and directly to industrial users. Gas sales are made pursuant to various arrangements ranging from month-to-month contracts, one year contracts at fixed or variable prices and contracts at fixed prices for the life of the well. All contracts other than the fixed price contracts contain provisions for price adjustment, termination and other terms customary in the industry. A number of the Appalachian gas contracts hold favorable sales prices when compared to market spot prices. Oil is sold on a basis such that the purchaser can be changed on 30 days notice. The price received is generally equal to a posted price set by the major purchasers in the area. Oil purchasers are selected on the basis of price and service.

PRODUCING WELLS

     The following table sets forth certain information relating to productive wells at September 30, 1995. The Company owns royalty interests in an additional 450 wells. Wells are classified as oil or gas according to their predominant production stream.

                       PRINCIPAL                       GROSS        NET           AVERAGE
                    PRODUCT STREAM                     WELLS       WELLS     WORKING INTEREST
 -------------------------------------------------  ------------  --------   -------------------
 Crude oil . . . . . . . . . . . . . . . . . . . .    1,026            542           53%
 Natural gas . . . . . . . . . . . . . . . . . . .    5,404          4,041           75%
                                                      -----          -----
    Total  . . . . . . . . . . . . . . . . . . . .    6,430          4,583           71%
                                                      =====          =====


ACREAGE
     The following table sets forth the developed and undeveloped gross and net acreage held at September 30, 1995.





G:\HLF\LOMAK\S-3\S-3.REG                    23

                                                                                                               AVERAGE
                                                                GROSS                    NET              WORKING INTEREST
                                                       ----------------------- ----------------------- -----------------------
 Developed . . . . . . . . . . . . . . . . . . . . . .        454,200                   319,500                  70%
 Undeveloped . . . . . . . . . . . . . . . . . . . . .        311,200                   225,100                  72%
                                                            ---------                 ---------
    Total  . . . . . . . . . . . . . . . . . . . . . .        765,400                   544,600                  71%
                                                            =========                 =========


DRILLING RESULTS

     The following table summarizes actual drilling activities for the three years ended December 31, 1994 and the nine months ended September 30, 1995. The drilling results below do not reflect acquisitions, on a pro forma basis, as the drilling results on the acquired properties are not reflective of the Company's drilling results.

                                                                                                             NINE MONTHS
                                                              YEAR ENDED DECEMBER 31,                           ENDED
                                            ------------------------------------------------------------     SEPTEMBER 30,
                                                   1992                 1993                1994                 1995
                                            ------------------- -------------------  ------------------- --------------------
 Drilling:
 Development wells:
    Gross  . . . . . . . . . . . . . . . . .          8.0              24.0                62.0                    21.0
    Net  . . . . . . . . . . . . . . . . . .          2.2              17.4                56.6                    14.6
 Exploratory wells:
    Gross  . . . . . . . . . . . . . . . . .          2.0               6.0                 9.0                     5.0
    Net  . . . . . . . . . . . . . . . . . .          0.2               1.0                 1.6                     0.5
 Total:
    Gross  . . . . . . . . . . . . . . . . .         10.0              30.0                71.0                    26.0
    Net  . . . . . . . . . . . . . . . . . .          2.4              18.4                58.2                    15.1

 Drilling Results:
 Productive wells:
    Gross  . . . . . . . . . . . . . . . . .          8.0              25.0                64.0                    24.0
    Net  . . . . . . . . . . . . . . . . . .          2.2              16.5                56.3                    14.9
 Dry holes:
    Gross  . . . . . . . . . . . . . . . . .          2.0               5.0                 7.0                     2.0
    Net  . . . . . . . . . . . . . . . . . .          0.2               1.9                 1.8                     0.2

FIELD SERVICES

     The field services area is comprised of three components: well operations, brine hauling and disposal and well servicing. As of September 30, 1995, the Company acted as operator of, or provided pumping services for, over 5,600 wells. For its well operations, the Company receives a monthly fee plus reimbursement of third party charges. In September 1994, the Company sold substantially all of its brine disposal and well servicing assets located in Ohio. Currently, the majority of the Company's brine disposal and well servicing activities are carried out in Oklahoma.

GAS TRANSPORTATION AND MARKETING

     The Company has built or acquired a number of gas gathering systems as a means of marketing gas production in proximity to its principal natural gas properties. This has resulted in the ownership of over 1,900 miles of gas transportation and gathering lines. Having concentrated gas reserves tied to Company-owned gathering systems affords considerable control and flexibility in marketing a substantial portion of its gas production. To further exploit this opportunity, the Company began to market its own gas production in 1993. Today, the Company is marketing over 70 MMcf per day for its own account, as well as for the account of others. In a number of situations, the Company has entered into fixed price contracts which act as a hedge against volatile prices. See "Risk Factors--Marketing Risks."



G:\HLF\LOMAK\S-3\S-3.REG

     After giving effect to the Recent Appalachian Acquisitions, approximately 70% of the Company's gas production is attributable to Appalachia. Gas production in Appalachia has historically received a higher price, due to its proximity to the northeastern gas markets. During six months ended June 30, 1995, the Company received, on average, $2.08 per Mcf for its Appalachia gas production. During this same time period, the average settlement price for gas on NYMEX was $1.58 per Mcf. Currently, on a Company-wide basis, approximately 11% of its gas production is sold under life-of well contracts averaging $2.49 per Mcf, 31% is sold under contracts with an initial term of no less than one year that provide for a fixed price or a fixed floor price and 58% is sold under variable price arrangements whereby the price received fluctuates monthly.

     Within the last year, the Company has begun to hedge its oil and gas production by entering into price arrangements at a variety of prices, floors and caps. At September 30, 1995, less than 5% of the Company's production was hedged under such arrangements. As production increases, the Company expects that it may hedge a larger percentage of its production, however it currently anticipates that such percentage would not exceed 50%.

FACILITIES

     The Company owns a 24,000 square foot facility located on approximately seven acres near Hartville, Ohio. The facility houses certain operating and administrative personnel. The Company leases approximately 16,000 square feet in Fort Worth, Oklahoma City, and Pittsburgh under standard office lease arrangements that expire at various times through May 1996. All facilities are adequate to meet the Company's existing needs and can be expanded with minimal expense.

     The Company owns various rolling stock and other equipment which is used in its field operations. Such equipment is believed to be in good repair and, while such equipment is important to its operations, it can be readily replaced as necessary.

COMPETITION

     The Company encounters substantial competition in acquiring properties, marketing oil and gas, securing personnel and operating its well services business. Many competitors have financial and other resources which substantially exceed those of the Company. The competitors in acquisitions, exploration, development and production include the major oil companies in addition to numerous independents, individual proprietors and others. Therefore, competitors may be able to pay more for desirable leases and to evaluate, bid for and purchase a greater number of properties or prospects than the financial or personnel resources of the Company permit. The ability of the Company to replace and expand its reserve base in the future will be dependent upon its ability to select and acquire suitable producing properties and prospects for future drilling.

     The Company's acquisitions have been partially financed through issuances of equity and debt securities. The competition for capital to finance oil and gas acquisitions and development is intense. The ability of the Company to obtain such financing is uncertain and can be affected by numerous factors beyond its control. The inability of the Company to raise capital in the future could have an adverse effect on certain areas of its business.

EMPLOYEES

     As of November 8, 1995, the Company had 280 full-time employees, 189 of whom were field personnel. None are covered by a collective bargaining agreement and management believes that its relationship with its employees is good.

REGULATION

     The Company's oil and gas production and transportation operations are subject to various types of regulation, including regulation by state and federal agencies. Although such regulations have an impact on the Company and others in the oil, gas and pipeline industry, the Company does not believe that it is affected in a significantly different manner by these regulations than others in the oil and gas industry.

     Legislation affecting the oil and gas industry is under constant review for amendment or expansion. Numerous departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations binding on the oil and gas industry and its individual members. The failure to comply with such rules and regulations can result in substantial penalties. Many states require permits for drilling operations, drilling bonds and reports concerning operations. Many states also have statutes or regulations addressing conservation matters, including provisions for the





G:\HLF\LOMAK\S-3\S-3.REG
unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging and abandonment of such wells. Some state statutes and regulations limit the rate at which oil and gas can be produced from the Company's properties. See "Risk Factors--Laws and Regulations."

     In 1992, the Federal Energy Regulatory Commission ("FERC") issued Order No. 636 pertaining to pipeline restructuring. This rule requires interstate pipelines to unbundle transportation and sales services by separately stating the price of each service and by providing customers only the particular service desired, without regard to the source for purchase of the gas. The rule also requires pipelines to (i) provide nondiscriminatory notice service allowing firm commitment shippers to receive delivery of gas on demand up to certain limits without penalties; (ii) establish a basis for release and reallocation of capacity; and (iii) provide nondiscriminatory access to capacity by firm transportation shippers on a downstream pipeline.

     The Company's operations are subject to extensive federal, state and local laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. Permits are required for the operation of various of the Company's facilities, and these permits are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines, injunctions or both. It is possible that increasingly strict requirements will be imposed by environmental laws and enforcement policies thereunder. It is not anticipated that the Company will be required in the near future to expend amounts that are material in relation to its total capital expenditures program by reason of environmental laws and regulations, but inasmuch as such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of such compliance. See "Risk Factors--Laws and Regulations."

LEGAL PROCEEDINGS

     In January 1995, prior to the consummation of the Red Eagle acquisition, a lawsuit (the "Lawsuit") was filed in the Delaware Court of Chancery, against Red Eagle, each of the members of the Board of Directors of Red Eagle and the Company. The Plaintiff seeks to represent all holders (the "Class") of Red Eagle common stock, excluding the Red Eagle Directors and the Company. The lawsuit seeks other remedies, some of which are in the alternative, certification of the lawsuit as a class action, designation of the Plaintiff as representative of the Class and Plaintiff's counsel as counsel to the Class; declaration that the Red Eagle Directors breached their fiduciary duties owed to the Class; recision of the Red Eagle merger agreement; and award of unspecified compensatory damages, prejudgment interest and costs and disbursement of the Lawsuit including counsel fees.

     A stipulation of settlement among all defendants and the putative representative of the Class was executed on September 22, 1995, and was filed in the Delaware Court of Chancery without the Company and the defendants admitting any liability. Under the terms of the settlement, the Class would receive, at the Company's option, either (i) $900,000 in cash or (ii) $250,000 in cash plus 74,286 shares of the Company's Common Stock. A hearing on the proposed settlement is scheduled to be held by the Delaware Court of Chancery in November, 1995. If the Court approves the settlement, the settlement consideration will be paid to members of the Class. While there can be no assurance of approval by the Delaware Court of Chancery. In any event, in the opinion of management, such litigation and claims will be resolved without material adverse effect on the Company's financial position.

     The Company is involved in various other legal actions and claims arising in the ordinary course of business. In the opinion of management, such litigation and claims will be resolved without material adverse effect on the Company's financial position.





G:\HLF\LOMAK\S-3\S-3.REG

                                   MANAGEMENT

     The current executive officers and Directors of the Company are listed below, together with a description of their experience and certain other information. Each of the Directors was re-elected for a one-year term at the Company's 1995 annual meeting of stockholders. Executive officers are appointed by the Board of Directors.

                                                                   HELD OFFICE
       NAME                                 AGE                       SINCE                      POSITION WITH COMPANY
 -----------------------------    --------------------------- ---------------------  ---------------------------------------------
 Thomas J. Edelman                          44                         1988          Chairman and Chairman of the Board
 John H. Pinkerton                          41                         1988          President, Chief Executive Officer
                                                                                       and Director
 C. Rand Michaels                           58                         1976          Vice Chairman and Director
 Robert E. Aikman                           63                         1990          Director
 Allen Finkelson                            49                         1994          Director
 Anthony V. Dub                             45                         1995          Director
 Ben A. Guill                               44                         1995          Director
 Jeffery A. Bynum                           40                         1985          Vice President-Land
 Steven L. Grose                            47                         1980          Vice President-Operations
 Chad L. Stephens                           40                         1990          Vice President
 Thomas W. Stoelk                           40                         1994          Vice President-Finance
 John R. Frank                              40                         1990          Controller

     THOMAS J. EDELMAN holds the office of Chairman and is Chairman of the Board of Directors. Mr. Edelman joined the Company in 1988 and served as its Chief Executive Officer until 1992. Since 1981, Mr. Edelman has been a Director and President of SOCO. Prior to 1981, Mr. Edelman was a Vice President of The First Boston Corporation. From 1975 through 1980, Mr. Edelman was with Lehman Brothers Kuhn Loeb Incorporated. Mr. Edelman received his Bachelor of Arts Degree from Princeton University and his Masters Degree in Finance from Harvard University's Graduate School of Business Administration. Mr. Edelman is also a Director of Petroleum Heat & Power Co., Inc., a Connecticut based fuel oil distributor, Star Gas Corporation, a private company which distributes propane gas, Amerac Energy Corporation, a public domestic exploration and production company, and Command Petroleum Limited, an international exploration and production company affiliated with SOCO.

     JOHN H. PINKERTON, President, Chief Executive Officer and a Director, joined the Company in 1988. He was appointed President in 1990 and Chief Executive Officer in 1992. Previously, Mr. Pinkerton was Senior Vice President-Acquisitions of SOCO. Prior to joining SOCO in 1980, Mr. Pinkerton was with Arthur Andersen & Co. Mr. Pinkerton received his Bachelor of Arts Degree in Business Administration from Texas Christian University and his Master of Arts Degree in Business Administration from the University of Texas.

     C. RAND MICHAELS, who holds the office of Vice Chairman and is a Director, served as President and Chief Executive Officer of the Company from 1976 through 1988 and Chairman of the Board from 1984 through 1988, when he became Vice Chairman. Mr. Michaels received his Bachelor of Science Degree from Auburn University and his Master of Business Administration Degree from the University of Denver. Mr. Michaels is also a Director of American Business Computers Corporation of Akron, Ohio, a public company serving the beverage dispensing and fast food industries.

     ROBERT E. AIKMAN, a Director, joined the Company in 1990. Mr. Aikman has more than 40 years experience in petroleum and natural gas exploration and production throughout the United States and Canada. From 1984 to 1994 he was Chairman of the Board of Energy Resources Corporation. From 1979 through 1984, he was the President and principal shareholder of Aikman Petroleum, Inc. From 1971 to 1977, he was President of Dorchester Exploration Inc., and from 1971 to 1980, he was a Director and a Member of the Executive Committee of Dorchester Gas Corporation. Mr. Aikman is also Chairman of Provident Trade Company, President of EROG, Inc., and President of The Hawthorne Company, an entity which organizes joint ventures and provides advisory services for the acquisition of oil and gas properties, including the financial restructuring, reorganization and sale of companies. He was President of Enertec Corporation which was





G:\HLF\LOMAK\S-3\S-3.REG
reorganized under Chapter 11 of the Bankruptcy Code in December 1994. In addition, Mr. Aikman is a Director of the Panhandle Producers and Royalty Owners Association and a member of the Independent Petroleum Association of America, Texas Independent Producers and Royalty Owners Association and American Association of Petroleum Landmen. Mr. Aikman graduated from the University of Oklahoma in 1952.

     ALLEN FINKELSON was appointed a Director in 1994. Mr. Finkelson has been a partner at Cravath, Swaine & Moore since 1977, with the exception of the period from September 1983 through August 1985, when he was a managing Director of Lehman Brothers Kuhn Loeb Incorporated. Mr. Finkelson was first employed by Cravath, Swaine & Moore as an associate in 1971. Mr. Finkelson received his Bachelor of Arts Degree from St. Lawrence University and his Doctor of Laws Degree from Columbia University School of Law.

     ANTHONY V. DUB was elected to serve as a Director of the Company in 1995. Mr. Dub is a Managing Director of CS First Boston, an international investment banking firm with headquarters in New York City. Mr. Dub joined CS First Boston in 1971 and was named a Managing Director in 1981. Mr. Dub is Chairman of the Latin America Executive Committee which coordinates CS First Boston's activities throughout that region. Mr. Dub received his Bachelor of Arts Degree from Princeton University in 1971.

     BEN A. GUILL was elected to serve as a Director of the Company in 1995. Mr. Guill is a Partner and Managing Director of Simmons & Company International, an investment banking firm located in Houston, Texas focused exclusively on the oil service and equipment industry. Mr. Guill has been with Simmons & Company since 1980 and currently is one of two Managing Directors in the corporate finance group. Prior to joining Simmons & Company, Mr. Guill was with Blyth Eastman Dillon & Company from 1978 to 1980. Mr. Guill received his Bachelor of Arts Degree from Princeton University and his Masters Degree in Finance from the Wharton Graduate School of Business at the University of Pennsylvania.

     JEFFERY A. BYNUM, Vice President-Land and Secretary, joined the Company in 1985. Previously, Mr. Bynum was employed by Crystal Oil Company and Kinnebrew Energy Group of Shreveport, Louisiana. Mr. Bynum holds a Professional Certification with American Association of Petroleum Landmen and attended Louisiana State University in Baton Rouge, Louisiana and Centenary College in Shreveport, Louisiana.

     STEVEN L. GROSE, Vice President-Operations, joined the Company in 1980. Previously, Mr. Grose was employed by Halliburton Services, Inc. as a Field Engineer from 1971 until 1974. In 1974, he was promoted to District Engineer and in 1978, was named Assistant District Superintendent based in Pennsylvania. Mr. Grose is a member of the Society of Petroleum Engineers and a trustee of The Ohio Oil and Gas Association. Mr. Grose received his Bachelor of Science Degree in Petroleum Engineering from Marietta College.

     CHAD L. STEPHENS, Vice President, joined the Company in 1990. Previously, Mr. Stephens was a landman with Duer Wagner & Co., an independent oil and gas producer, since 1988. Prior thereto, Mr. Stephens was an independent oil operator in Midland, Texas for four years. From 1979 to 1984, Mr. Stephens was a landman for Cities Service Company and HNG Oil Company. Mr. Stephens received his Bachelor of Arts Degree in Finance and Land Management from the University of Texas.

     THOMAS W. STOELK, Vice President-Finance and Chief Financial Officer, joined the Company in 1994. Mr. Stoelk is a Certified Public Accountant and was a Senior Manager with Ernst & Young LLP. Prior to rejoining Ernst & Young LLP in 1986 he was with Partners Petroleum, Inc. Mr. Stoelk received his Bachelor of Science Degree in Industrial Administration from Iowa State University.

     JOHN R. FRANK, Controller and Chief Accounting Officer, joined the Company in 1990. From 1989 until he joined the Company in 1990, Mr. Frank was Vice President Finance of Appalachian Exploration, Inc. Prior thereto, he held the positions of Internal Auditor and Treasurer with Appalachian Exploration, Inc. beginning in 1977. Mr. Frank received his Bachelor of Arts Degree in Accounting and Management from Walsh College and attended graduate studies at the University of Akron.





G:\HLF\LOMAK\S-3\S-3.REG

                                                      PRINCIPAL STOCKHOLDERS
                                                 AND SHARE OWNERSHIP OF MANAGEMENT

SECURITY OWNERSHIP

The following table sets forth certain information as of November 6, 1995, regarding (i) the share ownership of the Company by each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of the Common Stock and the Preferred Stock of the Company, (ii) the share ownership of the Company by each Director and (iii) the share ownership by all Directors and executive officers of the Company, as a group.

                                             COMMON STOCK                      7 1/2% PREFERRED            $2.03 PREFERRED
                                  ----------------------------------     --------------------------  ---------------------------
                                    NUMBER OF SHARES                     NUMBER OF SHARES            NUMBER OF SHARES
                                      BENEFICIALLY           PERCENT       BENEFICIALLY    PERCENT     BENEFICIALLY     PERCENT
         NAME AND ADDRESS                 OWNED             OF CLASS          OWNED        OF CLASS        OWNED        OF CLASS
 -------------------------------  --------------------      --------     ----------------  --------  ----------------   --------
 Thomas J. Edelman
 595 Madison Avenue
 New York, NY 10022  . . . . . .           852,160(1)         7.0%            4,000          2.0%               0         0.0%

 John H. Pinkerton
 500 Throckmorton Street
 Fort Worth, TX 76102  . . . . .           457,701(2)         3.8%                0          0.0%               0         0.0%

 C. Rand Michaels
 125 State Route 43
 Hartville, OH 44632 . . . . . .           196,491(3)         1.6%                0          0.0%               0         0.0%

 Robert E. Aikman
 3200 Hawthorne Drive
 Amarillo, TX 79109  . . . . . .            62,766(4)         0.5%                0          0.0%               0         0.0%

 David H. Smith, M.D.
 599 Lexington Avenue
 New York, NY 10022  . . . . . .           248,974(5)         2.1%           20,000         10.0%               0         0.0%

 Orefund
 1300 SW Fifth Avenue
 Portland, OR  97201 . . . . . .           117,647(6)         1.0%           40,000         20.0%               0         0.0%

 Pirvest, Inc.
 5608 Malvey Avenue
 Fort Worth, TX  76107 . . . . .            85,274(7)         0.7%           20,000         10.0%               0         0.0%

 Spear Benzak Saloman & Ferrell
 46 Rockefeller Plaza
 New York, NY  10111 . . . . . .            58,823(8)         0.5%           20,000         10.0%               0         0.0%

 Anthony V. Dub
 55 East 52nd Street
 New York, NY  10055 . . . . . .            36,764(9)         0.3%            4,000          2.0%               0         0.0%

 H.E.C. Support Fund
 One Prince Center
 Holland, MI  49423  . . . . . .            35,294(10)        0.3%           12,000          6.0%               0         0.0%


G:\HLF\LOMAK\S-3\S-3.REG               29

                                             COMMON STOCK                      7 1/2% PREFERRED            $2.03 PREFERRED
                                  ----------------------------------     --------------------------  ---------------------------
                                    NUMBER OF SHARES                     NUMBER OF SHARES            NUMBER OF SHARES
                                      BENEFICIALLY           PERCENT       BENEFICIALLY    PERCENT     BENEFICIALLY     PERCENT
         NAME AND ADDRESS                 OWNED             OF CLASS          OWNED        OF CLASS        OWNED        OF CLASS
 -------------------------------  --------------------      --------     ----------------  --------  ----------------   --------
 Allen Finkelson
 825 Eighth Avenue
 New York, NY  10019 . . . . . .            26,847(11)        0.2%                0          0.0%               0         0.0%

 Ben A. Guill
 700 Louisiana Street
 Houston, TX  77002  . . . . . .            25,000            0.2%                0          0.0%               0         0.0%

 Guardian Life
 201 Park Avenue South
 New York, NY  10003 . . . . . .           503,423(13)        4.0%                0          0.0%         191,304        19.1%

 Fidelity Management
 82 Devonshire
 Boston, MA  02110 . . . . . . .           366,132(14)        3.0%                0          0.0%         139,130        13.9%

 Palisade Capital
 One Bridge Plaza
 Suite 695
 Fort Lee, NJ  07024 . . . . . .           320,366(15)        2.6%                0          0.0%         121,739        12.2%

 Merrill Lynch Asset Mgmt.
 800 Scuddersmill Road
 Plainsboro, NJ  08536 . . . . .           240,274(16)        2.0%                0          0.0%          91,304         9.1%

 Pecks Management
 1 Rockefeller Place
 Suite 320
 New York, NY  10020 . . . . . .           228,834(17)        1.9%                0          0.0%          86,957         8.7%

 Putnam Investments
 One Post Office Square
 Boston, MA  02109 . . . . . . .           137,300(18)        1.1%                0          0.0%          52,174         5.2%

 All Directors and executive
 officers as a group (12                 1,856,841(1)
 persons)  . . . . . . . . . . .  (2)(3)(4)(9)(11)(12)       15.3%            8,000          4.0%               0         0.0%

-------------
 (1)  Includes 11,764 shares issuable upon conversion of Mr. Edelman's 4,000 shares of 7 1/2% Preferred; 45,000 shares which may be purchased under currently exercisable options; 253,071 shares held under IRA, KEOGH and pension plan accounts;
      24,916 shares owned by Mr. Edelman's spouse and 71,200 shares owned by Mr. Edelman's minor children, to which Mr. Edelman disclaims beneficial ownership.
 (2)  Includes 152,333 shares which may be purchased under currently exercisable stock options; 946 shares owned by Mr. Pinkerton's minor children, to  which Mr. Pinkerton disclaims beneficial ownership; and 1,369 shares owned by Mr. Pinkerton's spouse, to which Mr. Pinkerton disclaims beneficial ownership.
 (3)  Includes 5,785 shares held under the IRA account; 29,508 shares owned  by the spouse and children of Mr. Michaels, to which
      Mr. Michaels disclaims beneficial ownership, 24,065 shares which may be  purchased under currently exercisable stock options.
 (4)  Includes 10,800 shares which may be purchased under currently  exercisable stock options.
 (5)  Includes 58,823 shares issuable upon conversion of 20,000 shares of 7 1/2% Preferred.
 (6)  Includes 117,647 shares issuable upon conversion of 40,000 shares of 7 1/2% Preferred.
 (7)  Includes 58,823 shares issuable upon conversion of 20,000 shares of 7 1/2% Preferred.
 (8)  Includes 58,823 shares issuable upon conversion of 20,000 shares of 7 1/2% Preferred.
 (9)  Includes 11,764 shares issuable upon conversion of 4,000 shares of 7 1/2% Preferred.
(10)  Includes 35,294 shares issuable upon conversion of 12,000 shares of 7 1/2% Preferred.



G:\HLF\LOMAK\S-3\S-3.REG                    30

(11) Includes 1,800 shares which may be purchased under currently exercisable options.
(12) Includes 89,430 shares which may be purchased under currently exercisable stock options.
(13) Includes 503,432 shares issuable upon conversion of 191,304 shares of $2.03 Preferred.
(14) Includes 366,132 shares issuable upon conversion of 139,130 shares of $2.03 Preferred.
(15) Includes 320,366 shares issuable upon conversion of 121,739 shares of $2.03 Preferred.
(16) Includes 240,274 shares issuable upon conversion of 91,304 shares of $2.03 Preferred.
(17) Includes 228,834 shares issuable upon conversion of 86,957 shares of $2.03 Preferred.
(18) Includes 137,300 shares issuable upon conversion of 52,174 shares of $2.03 Preferred.

                              CERTAIN TRANSACTIONS

     In 1990 the Company loaned Mr. Pinkerton $100,000 in connection with his acquisition of 66,667 shares of Common Stock. The loan was secured, with interest at 10% per annum and was repaid in early 1994.

     In 1993, the Company purchased from SOCO interests in 43 gas wells located principally in Pennsylvania. The consideration was approximately $180,000. The price was determined based on arms-length negotiations and was minimally higher than an independent third-party offer received by SOCO. The Company reimburses SOCO $2,000 per month for Mr. Edelman's New York office. Mr. Edelman is Chairman of the Company and also an officer and shareholder of SOCO. Therefore, Mr. Edelman has an indirect interest in the foregoing relationships and transactions between the Company and SOCO.

     During 1994, the Company incurred costs of $369,000 and during in the first nine months of 1995 the Company incurred costs of $145,000 with the Hawthorne Company for advisory services paid in connection with the purchase of oil and gas properties. Mr. Aikman, a Director of the Company, is an executive officer and a principal owner of the Hawthorne Company. The amount incurred was on a basis similar to that paid by the Company to third parties for similar services.

     In September 1995, the Company reached a verbal understanding with SOCO whereby the Company would acquire SOCO's interest in 468 wells located in Appalachia for $4 million. The Company currently operates 136 of the wells and upon completion of the transaction will operate, in aggregate, 325 of the wells. The price was determined based on arms-length negotiations through a third-party broker retained by SOCO. Closing of the transaction is anticipated to occur in November 1995. Assuming this transaction is consummated, the Company and SOCO will no longer hold interests in any of the same properties.

                            SELLING SECURITYHOLDERS

     The Selling Securityholders have advised the Company that sales of the Selling Securityholder Securities may be effected from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through the writing of options on the Selling Securityholder Securities or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Selling Securityholder Securities directly to purchasers or through broker-dealers that may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of Selling Securityholder Securities for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Securityholders have not entered into any agreement with respect to the sale of the Selling Securityholder Securities.

     The Selling Securityholders and any broker-dealers that act in connection with the sale of the Selling Securityholder Securities as principals may be deemed to be "underwriters" within the meaning of Section 2(11) of the Act and any commission received by them and any profit on the resale of the Selling Securityholder Securities and/or principals might be deemed to be underwriting discounts and commissions under the Act. The Selling Securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Selling Securityholder Securities against certain liabilities, including liabilities arising under the Act. Sales of the Selling Securityholder Securities by the Selling Securityholders, or even the potential of such sales, could have an adverse effect on the market price of the Common Stock.





G:\HLF\LOMAK\S-3\S-3.REG

     No arrangements have been made for the distribution or sale of the Selling Securityholder Securities. There can be no assurance that Selling
Securityholders will be able to sell some or all of the Selling Securityholder Securities listed for sale herein. There is no established public trading market for the Preferred Stock as of the date of this Prospectus.

     The following table sets forth certain information with respect to the Selling Securityholders for whom the Company is registering the Selling Securityholder Securities for resale to the public. The Company will not receive any of the proceeds from the sale of the Selling Securityholder Securities. There are no material relationships between any of the Selling Securityholders and the Company except as otherwise indicated. Beneficial ownership of the Selling Securityholder Securities by each Selling Securityholder after the sale will depend on the number of Selling Securityholder Securities sold by each Selling Securityholder. The shares offered by the Selling Securityholder are not being underwritten. The Common Stock issuable upon conversion of the Preferred Stock is being offered directly by the Company pursuant to the terms of the Preferred Stock and is being hereby registered.

                                                       COMMON STOCK       PREFERRED STOCK
                                                       BENEFICIALLY         BENEFICIALLY       PERCENT OF CLASS    PERCENT OF CLASS
                                                      OWNED PRIOR TO       OWNED PRIOR TO         OF COMMON          OF PREFERRED
       NAME OF SELLING SECURITY HOLDER                   OFFERING             OFFERING              STOCK                STOCK
--------------------------------------------------   -----------------  -------------------- -------------------  -----------------
 SERIES A PREFERRED:
 ARAS ASSOCIATES, INC.                                     11,765(1)         4,000                  0.1%                  2.0%
 ROGER WILLIAM BRITTAIN                                     1,176(1)           400                  0.0%                  0.2%
 PETER D. BRUNDAGE                                          5,882(1)         2,000                  0.0%                  1.0%
 MARY L. DAVIS                                              1,176(1)           400                  0.0%                  0.2%
 ANTHONY V. DUB(2)                                         11,765(1)         4,000                  0.1%                  2.0%
 ALBERT I. EDELMAN                                          5,882(1)         2,000                  0.0%                  1.0%
 ELEANOR W. EDELMAN                                         2,353(1)           800                  0.0%                  0.4%
 THOMAS J. EDELMAN(2)                                      11,765(1)         4,000                  0.1%                  2.0%
 DEAN R. FELLOWS                                            4,706(1)         1,600                  0.0%                  0.8%
 JOHN F. FLOYD                                              5,882(1)         2,000                  0.0%                  1.0%
 JOHN A. HILL                                               1,176(1)           400                  0.0%                  0.2%
 MICHAEL LUTSCH                                             5,882(1)         2,000                  0.0%                  1.0%
 MARWOOD PARTNERS                                           1,176(1)           400                  0.0%                  0.2%
 ROBERT E. MILLER REVOCABLE TRUST UA DTD
   11/3/89                                                  2,941(1)         1,000                  0.0%                  0.5%
 WILLIAM P. NICOLETTI                                      11,765(1)         4,000                  0.1%                  2.0%
 PIRVEST, INC.                                             58,824(1)        20,000                  0.4%                 10.0%
 PAINEWEBBER CDN FBO JAMES D. PURSLEY IRA #2
   UA DTD 10/92                                             3,529(1)         1,200                  0.0%                  0.6%
 PETER S. SEAMAN                                            5,882(1)         2,000                  0.0%                  1.0%
 AUDREY L. SEVIN                                            2,941(1)         1,000                  0.0%                  0.5%
 IRIK P. SEVIN                                              2,941(1)         1,000                  0.0%                  0.5%
 HEATHER L. SHEPPARD TRUST UA DTD 6/19/79                   5,882(1)         2,000                  0.0%                  1.0%
 KATHRYN E. SHEPPARD TRUST UA DTD 6/19/79                   5,882(1)         2,000                  0.0%                  1.0%
 THOMAS H. SHEPPARD TRUST UA DTD 6/19/79                    5,882(1)         2,000                  0.0%                  1.0%
 DAVID H. SMITH                                            58,824(1)        20,000                  0.4%                 10.0%
 ANN. P. STEPHENS                                          11,765(1)         4,000                  0.1%                  2.0%
 ANN VINSON                                                  2941(1)         1,000                  0.0%                  0.5%
 JOAN B. VINSON                                             1,176(1)           400                  0.0%                  0.2%
 ROBERT E. VINSON                                           2,941(1)         1,000                  0.0%                  0.5%
 RODNEY L. WALLER                                           2,353(1)           800                  0.0%                  0.4%

 SERIES B PREFERRED:
 CURTIS F. AMUNDSON TRUST UA DTD 7/1/91                     7,386(1)         2,600                  0.0%                  1.3%
 JACK N. AYDIN & GAIL AYDIN JT TEN                          2,841(1)         1,000                  0.0%                  0.5%
 RDV CAPITOLA MANAGEMENT L.P.                              22,727(1)         8,000                  0.1%                  4.0%
 JACK DEWITT                                               11,364(1)         4,000                  0.1%                  2.0%
 THE ARLYLE FAHNENSTIEL TRUST UA DTD 11/12/88               2,841(1)         1,000                  0.0%                  0.5%
 H.E.C. SUPPORT FUND                                       34,091(1)        12,000                  0.2%                  6.0%
 MARCIA HORROCKS                                            2,841(1)         1,000                  0.0%                  0.5%
 JIM HOVINGA                                                5,682(1)         2,000                  0.0%                  1.0%
 J.C. HUIZENGA                                             11,364(1)         4,000                  0.1%                  2.0%
 LEE R. KUNDTZ TRUST UA DTD 4/4/90                          1,420(1)           500                  0.0%                  0.3%
 JOHN C. LABARGE TRUST UA DTD 1/28/92                       5,682(1)         2,000                  0.0%                  1.0%


G:\HLF\LOMAK\S-3\S-3.REG

 WILLIAM H. MARTINDILL TRUST UA DTD 1/7/87              1,420(1)           500           0.0%                     0.3%
 MCDONALD & COMPANY SECURITIES, INC. AGENT             24,148(1)         8,500           0.2%                     4.3%
 DANIEL A. MCDONALD REVOC. TRUST UA DTD
 10/22/84                                               2,841(1)         1,000           0.0%                     0.5%
 OREFUND                                              113,636(1)        40,000           0.7%                    20.0%
 THOMAS W. RITCHEY & KATHERINE RITCHEY IRR.
 LIVING TRUST DTD 10/2/94                               5,682(1)         2,000           0.0%                     1.0%
 SBSF CONVERTIBLE SECURITIES FUND ATTN: MR.
 JOHN HANASSAK                                         56,818(1)        20,000           0.4%                    10.0%
 GEORGE L. UNIS MD PC EMPLOYEE RETIREMENT
 FUND                                                   5,682(1)         2,000           0.0%                     1.0%
 GERALD WILLIAMS                                        1,420(1)           500           0.0%                     0.3%

 $2.03 PREFERRED:
 PAUL BERKMAN                                          68,650(1)        26,087           0.4%                     2.6%
 CINCINNATI FINANCIAL                                 228,834(1)        86,957           1.5%                     8.7%
 CNA INSURANCE                                         91,534(1)        34,783           0.6%                     3.5%
 DEAN WITTER                                           91,534(1)        34,783           0.6%                     3.5%
 EAGLE ASSET MANAGEMENT                                34,324(1)        13,043           0.2%                     1.3%
 EVERGREEN FUND                                        45,766(1)        17,391           0.3%                     1.7%
 FIDELITY MANAGEMENT                                  366,132(1)       139,130           2.3%                    13.9%
 FRANKLIN FUNDS                                        45,766(1)        17,391           0.3%                     1.7%
 GUARDIAN LIFE                                        503,432(1)       191,304           3.2%                    19.1%
 MERRILL LYNCH ASSET MANAGEMENT                       240,274(1)        91,304           1.5%                     9.1%
 ORION CAPITAL                                        125,858(1)        47,826           0.8%                     4.8%
 PALISADE CAPITAL                                     320,366(1)       121,739           2.0%                    12.2%
 PALLADIN CAPITAL                                      34,324(1)        13,043           0.2%                     1.3%
 PECKS MGMT.                                          228,834(1)        86,957           1.5%                     8.7%
 PUTNUM INVESTMENTS                                   137,300(1)        52,174           0.9%                     5.2%
 TIEDMANN                                              22,884(1)         8,696           0.1%                     0.9%
 VALUE LINE                                            45,766(1)        17,391           0.3%                     1.7%

 TRANSFUEL, INC.                                       86,040                0           0.5%                     0.0%

----------------------------

* Denotes less than 1%.
(1)  Issuable upon conversion of the Preferred Stock.
(2)  Director of the Company. See "Principal Stockholders and Share Ownership of Management" and "Management."

                              PLAN OF DISTRIBUTION

     The distribution of the Selling Securityholder Securities by the Selling Securityholder may be effected from time to time in one or more transactions on Nasdaq, in the case of the Common Stock, in privately-negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

     The Selling Securityholder and any underwriters, broker-dealers or agents that act in connection with the sale of the Selling Securityholder Securities may be deemed to be "underwriters" as that term is defined in the Act, and any commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Act.

     It is anticipated that broker-dealers participating in sales of the Selling Securityholder Securities will receive ordinary and customary or specifically negotiated brokerage fees or commissions. The Company has agreed to indemnify certain of the Selling Securityholders against certain liabilities, including liabilities under the Securities Act.

     The Company may offer the Securities in any of three ways: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. To the extent required, any Prospectus Supplement with respect to the Securities will set forth the terms of the offering and the proceeds to the Company from the sale thereof, any underwriting discounts and other items of price, and any discounts or concessions allowed or reallowed or paid to dealers. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.




G:\HLF\LOMAK\S-3\S-3.REG

     If underwriters are utilized, the Securities being sold to them will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. To the extent required, the underwriter or underwriters with respect to the Securities being offered by the Company will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Any underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent, and that the underwriters will be obligated to purchase all of the Securities to which such underwriting agreement relates if any if purchased. The Company will agree to indemnify any underwriters against certain civil liabilities, including liabilities under the Securities Act.

     The Securities may be sold directly by the Company or through agents designated by the Company from time to time. To the extent required any agent involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be set forth in the Prospectus Statement. Unless otherwise indicated in the Prospectus Statement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Company will pay all of the expenses of this offering.

     The shares of Common Stock are listed on Nasdaq. The Common Stock offered hereby by the Company and the Selling Securityholders when issued, will be listed, subject to notice of issuance, on Nasdaq.


                       DESCRIPTION OF THE PREFERRED STOCK

     The following is a summary of the terms of the $2.03 Preferred and the 7 1/2% Preferred. This summary is not intended to be complete and is subject to, and qualified in its entirety by reference to, the Certificate of Incorporation of the Company and the related Certificate of Designations for each of the $2.03 Preferred and the Series A Preferred and Series B Preferred, each filed with the Secretary of State of the State of Delaware setting forth the rights, preferences and limitations of the $2.03 Preferred, the Series A Preferred and the Series B Preferred (each a "Certificate of Designations"), forms of which are available upon request from the Company.

     Under its Certificate of Incorporation, the Company has authority to issue 2,000,000 shares of preferred stock, par value of $1 per share, and the Board of Directors is authorized to establish and designate the classes, series, voting powers, designations, preferences and relative, participating, optional or other rights, and such qualifications, limitations and restrictions of the preferred stock as the Board, in its sole discretion, may determine without further vote or action by the stockholders. The rights, preferences, privileges and restrictions or qualifications of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. As of November 6, 1995, 1,000,000 shares of the $2.03 Preferred were outstanding and 200,000 shares of the Company's 7 1/2% Preferred were outstanding in two series. The outstanding shares of $2.03 Preferred and the 7 1/2% Preferred are fully paid and non-assessable.

$2.03 PREFERRED

RANKING

     The $2.03 Preferred ranks senior to the Common Stock in right of payment of dividends and upon liquidation, dissolution or winding up of the Company, ranks pari passu to the 7 1/2% Preferred and any convertible preferred stock hereafter issued by the Company (except to the extent any such convertible preferred stock may be designated as junior to the $2.03 Preferred with respect to the payment of dividends or upon liquidation, dissolution or winding up of the Company) and ranks junior to any non-convertible preferred stock hereafter issued by the Company (except to the extent any such non-convertible preferred stock may be designated as ranking junior or pari passu to the $2.03 Preferred with respect to the payment of dividends or upon liquidation, dissolution or winding up of the Company). The Company may not, without the consent of the holders of at least a majority of the $2.03 Preferred, create, authorize or issue, or reclassify any authorized stock of the Company into, or create, authorize or issue any obligation or security convertible or exchangeable into or evidencing a right to purchase, any shares of any class of capital stock of the Company ranking senior to the $2.03 Preferred, except that to the extent permitted by law the foregoing shall not apply to non-convertible preferred stock, which may be





G:\HLF\LOMAK\S-3\S-3.REG
authorized and issued without such consent. The Company may issue additional series of preferred stock ranking on parity with the $2.03 Preferred with respect to the payment of dividends or upon liquidation, dissolution and winding up without the consent of the holders of the $2.03 Preferred.

DIVIDENDS

     Holders of the $2.03 Preferred are entitled to receive if, when and as declared by the Board of Directors out of funds legally available therefor, cash dividends at the annual rate of $2.03 per share, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing December 31, 1995. Dividends on the $2.03 Preferred will be cumulative from the date of initial issuance, and will be payable to holders of record as of such record dates as shall be fixed by the Board of Directors, which record dates shall not be more than 60 nor less than 10 days preceding the dividend payment date. Accrued but unpaid dividends will not bear interest.

     No dividends or other cash distributions may be set aside or paid with respect to any shares of capital stock ranking junior to the $2.03 Preferred (including the Common Stock) nor may any such capital stock be redeemed, repurchased or otherwise acquired for cash consideration by the Company unless and until all accumulated and unpaid dividends on the $2.03 Preferred have been paid.

     Whenever all accrued dividends are not paid in full on the $2.03 Preferred or any such parity dividend stock, all dividends declared on the $2.03 Preferred and such parity dividend stock will be declared and made pro rata so that the amount of dividends declared per share on the $2.03 Preferred and such parity dividend stock will bear the same ratio that accrued and unpaid dividends per share on the $2.03 Preferred and such parity dividend stock bear to each other.

CONVERSION RIGHTS

     The $2.03 Preferred will be convertible into shares of the Common Stock at the option of the holder, at any time, at a conversion rate equal to the aggregate liquidation preference of the shares of $2.03 Preferred surrendered for conversion, divided by the Conversion Price. Notwithstanding the foregoing, if shares of the $2.03 Preferred are called for redemption, the conversion right will terminate at the close of business on the date fixed for redemption or exchanges.

     The initial Conversion Price set forth on the cover page of this Prospectus is subject to adjustment (under formulas set forth in the Certificate of Designations) in certain events, including (i) the issuance of Common Stock as a dividend or distribution on any class of capital stock of the Company or any subsidiary which is not wholly-owned by the Company; (ii) subdivisions, splits and combinations of the Common Stock; (iii) the issuance or distribution of capital stock of the Company or any of any subsidiary which is not wholly owned by the Company or of rights or warrants to acquire capital stock of the Company or any such subsidiary at less than the current market price (as defined in the Certificate of Designations) on the date of issuance or distribution (the issuance of capital stock upon the exercise of warrants or options will not cause an adjustment in the conversion price if no such adjustment would have been required at the time such warrant or option was issued); and (iv) the distribution to holders of any class of capital stock of the Company generally and to holders of capital stock of any subsidiary which is not wholly owned by the Company of evidences of indebtedness or assets (including cash and securities, but excluding warrants and options for which adjustment is made as described above).

     Notwithstanding the foregoing, no adjustment in the Conversion Price shall be made upon (i) the issuance of Common Stock of the Company pursuant to any compensation or incentive plan for officers, Directors, employees or consultants of the Company, which plan has been approved by the Compensation Committee of the Board of Directors (or if there is no such committee then serving, by the majority vote of the independent Directors) and, if required by law, the requisite vote of the stockholders of the Company (unless the exercise or conversion price is subsequently changed other than solely by operation of the anti-dilution provisions thereof or by the Compensation Committee, if applicable, the Board of Directors and, if required by law, the stockholders of the Company as provided in this clause (i)), (ii) the issuance of Common Stock upon the conversion or exercise of $2.03 Preferred or warrants of the Company outstanding on the date hereof, unless the conversion or exercise price thereof is changed after the date of the Indenture (other than solely by operation of the anti-dilution provisions thereof), (iii) the declaration, setting aside or payment of dividends on the $2.03 Preferred, the 7 1/2% Preferred or any other preferred stock hereafter issued by the Company or (iv) after giving effect to any dividend pursuant to the preceding clause (iii), the declaration, setting aside or payment of dividends out of the Company's cumulative retained earnings. Also, notwithstanding the provisions of the preceding paragraph, (a) if the rights or warrants described in clause (iii) of the preceding paragraph are exercisable only upon the occurrence of certain triggering events, then the conversion





G:\HLF\LOMAK\S-3\S-3.REG
price will not be adjusted until such triggering events occur and (b) if rights or warrants expire unexercised, the conversion price shall be readjusted to take into account only the actual number of such rights or warrants which were exercised.

     In case of any reclassification or change of outstanding shares of the Common Stock (with certain exceptions) or the Company's consolidation with, or merger with or into, any other entity that results in a reclassification, change, conversion, exchange or cancellation of outstanding shares of the Common Stock (with certain exceptions) or any sale or transfer of all or substantially all the assets of the Company, the entity resulting from such reclassification, change or merger, or formed by such consolidation, or which acquires such assets, as the case may be, will be required to make a provision in its articles or certificate of incorporation such that all holders of the $2.03 Preferred after the reclassification, change, consolidation, merger, sale or transfer will have the right to convert their shares of the $2.03 Preferred into the kind and amount of securities, cash and other property which the holders would have been entitled to receive upon the reclassification, change, consolidation, merger, sale or transfer if the holders had held the Common Stock issuable upon conversion of their shares of the $2.03 Preferred immediately prior to the reclassification, change, consolidation, merger, sale or transfer.

     No adjustment in the Conversion Price will be required unless the adjustment would require a change of at least one percent in the Conversion Price then in effect; provided, however, that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. The Company reserves the right to make such reduction in the Conversion Price, in addition to those required under the provisions described above, as the Company in its discretion may determine to be advisable in order that certain stock-related distributions which may be made by the Company to its stockholders will not be taxable. Except as stated above, the Conversion Price will not be adjusted for the issuance of the Common Stock or any securities convertible into or exchangeable for the Common Stock, or carrying the right to purchase any such securities.

     No fractional share or securities representing fractional shares of Common Stock will be issued upon conversion; instead, any fractional shares resulting from conversion will be paid in cash based on the last sales price of the Common Stock at the close of business on the last day on which the Common Stock traded preceding the date of conversion.

     The holder of record of a share of the $2.03 Preferred on a record date with respect to the payment of a dividend on the $2.03 Preferred will be entitled to receive the dividend on that share of the $2.03 Preferred on the corresponding dividend payment date notwithstanding the conversion of the share after the record date or any default by the Company in the payment of the dividend payable on that dividend payment date. Except as described above, no payment or adjustment is to be made on conversion for accrued and unpaid dividends on the shares of the $2.03 Preferred or for dividends on the Common Stock issued on conversion.

     Adjustments to the conversion price of the $2.03 Preferred may be taxable to the holders of the $2.03 Preferred as a dividend for federal income tax purposes.

SPECIAL CONVERSION RIGHTS

     The $2.03 Preferred has a special conversion right that becomes effective upon the occurrence of certain types of significant transactions affecting ownership or control of the Company or the market for the Common Stock or the $2.03 Preferred. The purpose of the special conversion right is to provide (subject to certain exceptions) partial loss protection upon the occurrence of a Change of Control (as defined below) or a Fundamental Change (as defined below) at a time when the market value of the Common Stock is less than the then prevailing Conversion Price. In such situations, the special conversion right would, for a 45-day period, reduce the then prevailing Conversion Price to the market value (as defined below) of the Common Stock, except that the Conversion Price will not be reduced below $5.21 per share of Common Stock (which is 66 2/3% of the last reported sale price of the Common Stock on the day preceding the date of this Prospectus), subject to certain adjustments described below (the "Special Conversion Price"). Consequently, to the extent that the market value of the Common Stock is less than the minimum Special Conversion Price, a holder of the $2.03 Preferred will not be fully protected from loss upon exercise of a special conversion right.

     The special conversion right is intended to provide limited loss protection to investors in certain circumstances while not giving holders a veto power over significant transactions affecting ownership or control of the Company. Although the special conversion right may render more costly or otherwise inhibit certain proposed transactions, its primary purpose is not to inhibit or discourage takeovers or other business combinations.





G:\HLF\LOMAK\S-3\S-3.REG

     Each holder of the $2.03 Preferred will be entitled to a special conversion right if a Change of Control or Fundamental Change occurs. A Change of Control will occur if a person or group acquires the right to cast more than 50% of the votes for the election of Directors generally or to elect a majority of the Board of Directors of the Company, subject to certain important qualifications. A Fundamental Change is, generally, a sale of all or substantially all the Company's assets or a transaction in which at least a majority of the Common Stock or the $2.03 Preferred is transferred for, or is converted into, any other asset, subject to certain important qualifications. The full definitions of the terms "Change of Control" and "Fundamental Change" are set forth below.

     Upon a Change of Control or Fundamental Change, the special conversion right will permit each holder of the $2.03 Preferred, at the holder's option during the 45-day period described below, to convert all, but not less than all, of the holder's $2.03 Preferred at the Special Conversion Price. Upon such conversion with respect to a Change of Control, the holder will receive Common Stock, and upon such conversion with respect to a Fundamental Change, the holder will receive the kind and amount of cash, securities or other assets receivable upon such Fundamental Change by a holder of the number of shares of Common Stock into which the $2.03 Preferred of the holder exercising the special conversion right would have been convertible immediately prior to the Fundamental Change at the Special Conversion Price. In either case, however, the Company or its successor may, at its option, elect to provide the holder with cash equal to the market value of the number of shares of Common Stock into which the holder's $2.03 Preferred would have been convertible immediately prior to such Change of Control or Fundamental Change at the Special Conversion Price, but only if the Company, in its notice to holders that a Change of Control or Fundamental Change has occurred, has notified such holder of the election to provide cash in lieu of other consideration.

     The Company will mail to each registered holder of the $2.03 Preferred a notice setting forth details of any special conversion right occasioned by a Change of Control or Fundamental Change, together with all information required by applicable securities laws related thereto, within 30 days after the event occurs. A special conversion right may be exercised only within the 45-day period after the notice is mailed and will expire at the end of that period. Exercise of a special conversion right is revocable by the holder at any time prior to the conversion date by notice of withdrawal to the conversion agent, and all the $2.03 Preferred tendered for conversion will be converted at the end of the 45-day period mentioned in the preceding sentence. In the event that a Change of Control or Fundamental Change occurs, the Company will comply with all applicable provisions of the Exchange Act and the rules and regulations issued thereunder including, without limitation, Sections 13(e) and 14(e) under the Exchange Act and the rules thereunder including Rule 13e-4. The $2.03 Preferred that is not converted pursuant to a special conversion right will continue to be convertible pursuant to the general conversion rights described above at "Conversion Rights."

     The special conversion right is not intended to, and does not, protect holders of the $2.03 Preferred in all circumstances that might affect ownership or control of the Company or the market for the Common Stock or the $2.03 Preferred, or otherwise adversely affect the value of an investment in the $2.03 Preferred. The ability to control the Company may be obtained by a person even if that person does not acquire the right to vote a majority of the Company's voting stock or to elect a majority of the Board of Directors. In addition, the Company and the market for the Common Stock or $2.03 Preferred may be affected by various transactions that do not constitute a Fundamental Change. In particular, transactions involving transfer or conversion of less than a majority of the Common Stock or the $2.03 Preferred may have a significant effect on the Company and the market for the Common Stock or the $2.03 Preferred, as could other transactions which are exempted from the definition of Fundamental Change, as described below. If the special conversion right does arise as the result of a Fundamental Change, the special conversion right will allow a holder exercising such right to receive the same type of consideration received by holders of the Common Stock and, accordingly, the degree of protection afforded by the special conversion right may be affected by the type of consideration received.

     As used herein, a "Change of Control" shall be deemed to occur if any person (as the term "person" is used in Section 13(d) or Section 14(d) of the Exchange Act) is or becomes the direct or indirect beneficial owner of shares of the Company's capital stock representing greater than 50% of the total voting power of all shares of capital stock of the Company entitled to vote in the election of Directors under ordinary circumstances or to elect a majority of the Board of Directors of the Company. Notwithstanding the foregoing, a Change of Control will not include any transaction or series of related transactions in which (a) 85% or more of the consideration received by the holders of the $2.03 Preferred after giving effect to the conversion immediately after such transaction consists of common stock that is listed on a national securities exchange or approved for quotation on Nasdaq or (b) immediately after the consummation of such transaction the value of (i) the $2.03 Preferred or (ii) the sum of the value of any common stock that is listed on a national securities exchange or approved for quotation on Nasdaq which is receivable upon conversion of the $2.03 Preferred immediately after the consummation of such





G:\HLF\LOMAK\S-3\S-3.REG
transaction plus any cash receivable upon such conversion is equal to or in excess of 105% of the liquidation preference thereof on each of the five trading days immediately after the consummation of such transaction. Notwithstanding the foregoing, a Change of Control will not be deemed to have occurred with respect to any transaction that constitutes a Fundamental Change.

     As used herein, a "Fundamental Change" means (i) the occurrence of any transaction or series of related transactions in connection with which a majority of the Common Stock or the $2.03 Preferred is exchanged for, converted into or acquired for or converted solely into the right to receive cash, securities, property or other assets (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) or (ii) the conveyance, sale, lease, assignment, transfer or other disposal of a majority of the Company's business, property or assets; provided, however, a Fundamental Change will not include any transaction or series of related transactions in which (a) 85% or more of the consideration received by the holders of the $2.03 Preferred either
(i) directly for their shares or (ii) receivable upon conversion of their shares immediately after such transaction or upon the conversion or exchange immediately after such transaction of any convertible or exchangeable securities received directly for their shares, consists of common stock that is listed on a national securities exchange or approved for quotation on Nasdaq or
(b) immediately after the consummation of such transaction of (i) the value of $2.03 Preferred, or (ii) the sum of the value immediately after the consummation of the transaction of any securities into which such shares are exchanged plus any cash received in connection with such exchange, or (iii) the sum of the value immediately after the consummation of the transaction of any securities into which such shares or securities identified in the preceding clauses (i) and (ii) may be converted into or exchanged for plus any cash received in connection with such conversion or exchange is equal to or in excess of 105% of the liquidation preference of such shares of $2.03 Preferred on each of the five consecutive trading days preceding such transaction.

     The Special Conversion Price will be adjusted each time the Conversion Price is adjusted, so that the ratio of such amount to the Conversion Price, after giving effect to any such adjustment, shall always be the same as the ratio of $5.21 to the initial Conversion Price, without giving effect to any such adjustment.

     As used herein, "market value" of the Common Stock or any other security is the average of the last reported sale prices of the Common Stock or such other security, as the case may be, for the five trading days ending on the last business day preceding the date of the Fundamental Change or Change of Control.

VOTING RIGHTS

     Except as provided by law, holders of the $2.03 Preferred will vote as a single class with the holders of the Common Stock at annual or special meetings, and are entitled to one vote for each share of the $2.03 Preferred owned by such holder. In addition to such general voting rights, without the affirmative vote or consent of the holders of at least a majority of the number of shares of the $2.03 Preferred then outstanding, the Company may not (i) create or issue or increase the authorized number of shares of any class or classes or series of stock ranking senior to the $2.03 Preferred either as to dividends or upon liquidation, except for the authorization and/or issuance of non- convertible $2.03 Preferred which shall be permitted without such vote, or
(ii) amend or alter or repeal any of the provisions of the Certificate of Incorporation of the Company so as to affect adversely the preferences or rights of the $2.03 Preferred. In addition, the $2.03 Preferred will be entitled to vote on Fundamental Changes (as described below) under certain circumstances.

     In the event that the Company misses payments on six quarterly dividends payable on the $2.03 Preferred, which dividend payments remain unpaid, or if any future class of preferred stockholders is entitled to elect Directors based on actual missed and unpaid dividends, the number of Directors of the Company shall be increased to such number as may be necessary to enable holders of the $2.03 Preferred, and all such other future preferred stockholders (the "Preferred Class"), voting as a single class, to elect one third of the Directors of the Company (but not less than three) provided, however, that there shall be counted as Directors elected by the Preferred Class, up to two Directors elected by the 7 1/2% Preferred, subject to the terms of the 7 1/2% Preferred, so long as it remains outstanding. If, subsequent to an election of Directors by the Preferred Class, there is an election of Directors by the 7 1/2% Preferred, one or more Directors elected by the Preferred Class shall forthwith resign so that all Directors elected by the Preferred Class and the 7 1/2% Preferred, in the aggregate constitute no more than one third of the Board. Upon any termination of such rights to vote for Directors, the term of office of all Directors so elected shall terminate.





G:\HLF\LOMAK\S-3\S-3.REG

COMPANY'S RIGHT OF REDEMPTION

     The $2.03 Preferred is not subject to any mandatory redemption or sinking fund provision. The $2.03 Preferred will not be redeemable by the Company prior to November 1, 1998. On and after November 1, 1998, the $2.03 Preferred will be redeemable at the option of the Company, in whole or in part, at any time at the redemption prices set forth below, plus accumulated and unpaid dividends:

         During the 12 month period
           commencing November 1,        Redemption Price
         ---------------------------  ----------------------
                    1998                     $  26.25
                    1999                     $  26.00
                    2000                     $  25.75
                    2001                     $  25.50
                    2002                     $  25.25
             2003 and thereafter             $  25.00

     If fewer than all of the shares of $2.03 Preferred are to be redeemed, the shares to be redeemed shall be selected by lot or pro rata or in some other equitable manner determined by the Company in its sole discretion. In the event that the Company has failed to pay accrued and unpaid dividends on the $2.03 Preferred, it may not redeem any of the then outstanding shares of the $2.03 Preferred until all such accrued and unpaid dividends and the then current quarterly dividends have been paid in full.

     Notice of redemption must be mailed to each holder of the $2.03 Preferred to be redeemed at his last address as it appears upon the Company's registry books at least 30 days prior to the record date of such redemption. On and after the redemption date, dividends will cease to accumulate on shares of the $2.03 Preferred called for redemption.

     On or after the redemption date, holders of shares of the $2.03 Preferred which have been redeemed shall surrender their certificates representing such shares to the Company at its principal place of business or as otherwise specified and thereupon the redemption price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof; provided, however, that a holder of the $2.03 Preferred may elect to convert such shares into Common Stock at any time prior to the close of business on the date fixed for redemption.

     From and after the redemption date, all rights of the holders of the $2.03 Preferred so redeemed shall cease with respect to such shares and such shares shall not thereafter be transferred on the books of the Company or be deemed to be outstanding for any purpose whatsoever.

EXCHANGE

     The $2.03 Preferred is exchangeable in whole, but not in part, at the sole option of the Company into the $2.03 Notes at an exchange rate of $25 principal amount of the $2.03 Notes for each share of the $2.03 Preferred on any dividend date beginning on December 31, 1996 and up to and including December 31, 2004. See "Description of the $2.03 Notes." The Company may not exchange any share of the $2.03 Preferred unless all accrued dividends through the date of exchange have been paid and certain other conditions have been met. The Company shall send to each holder of the $2.03 Preferred notice of such exchange not less than 30 nor more than 90 days prior to the exchange date. The exchange shall not relieve the Company from any obligation with respect to the payment of accrued but unpaid dividends through the date of the exchange. Such exchange will be a taxable transaction. See "Certain Federal Income Tax Considerations--Redemption or Exchange for the $2.03 Notes."

     From and after the date of the exchange of the $2.03 Preferred for the $2.03 Notes, the $2.03 Preferred shall cease to accrue dividends, shall no longer be deemed outstanding and shall represent only the right to receive the $2.03 Notes.





G:\HLF\LOMAK\S-3\S-3.REG

LIQUIDATION RIGHTS

     In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of the $2.03 Preferred will be entitled to receive, out of the assets of the Company available for distribution to stockholders, a liquidating distribution of $25 per share, plus any accumulated and unpaid dividends (whether or not earned or declared) before any payment or distribution of the assets of the Company (whether capital or surplus), or the proceeds thereof, may be made or set apart for the holders of the Common Stock or any other stock ranking junior to the $2.03 Preferred. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to pay in full the amount payable with respect to the $2.03 Preferred and any other class of capital stock ranking on a parity with the $2.03 Preferred upon liquidation, the holders of the $2.03 Preferred and such other shares of parity stock will share ratably in any such distribution of the Company's assets in proportion to the full respective distributable amounts to which they are entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of shares of the $2.03 Preferred will not be entitled to any further participation in any distribution of assets of the Company.

MISCELLANEOUS

     The Company is not subject to any mandatory redemption or sinking fund provisions with respect to the $2.03 Preferred. The holders of the $2.03 Preferred are not entitled to preemptive rights to subscribe for or to purchase any shares or securities of any class which may at any time be issued, sold or offered for sale by the Company. Shares of $2.03 Preferred redeemed or otherwise reacquired by the Company shall be retired by the Company and shall be unavailable for subsequent issuance. Keycorp Shareholder Services, Inc., or such other transfer agent then employed by the Company, the transfer agent for the $2.03 Preferred (the "Transfer Agent").

BOOK-ENTRY; DELIVERY AND FORM

     Global Certificate. Except as set forth below, the $2.03 Preferred initially issued in the form of one or more registered stock certificates in global form (each a "Global Certificate"). Each Global Certificate was deposited on the date of the closing of the sale of the $2.03 Preferred (the "Closing Date") with, or on behalf of, the Depository Trust Company (the "Depository") and registered in the name of Cede & Co., as nominee of the Depository, and will remain in the custody of the Transfer Agent pursuant to the FAST Balance Certificate Agreement between DTC and the Transfer Agent. Interests in the Global Certificate will be available for purchase only by "qualified institutional buyers," as defined in Rule 144A under the Securities Act ("QIBs").

     Certificates for $2.03 Preferred that were originally issued to or transferred to institutional "accredited investors," as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act (an "Institutional Accredited Investor"), who are not QIBs or to any other persons who are not QIBs will be issued in registered form (the "Certificated $2.03 Preferred"). Upon the transfer to a QIB of Certificated $2.03 Preferred, such Certificated $2.03 Preferred will, unless the Global Certificate has previously been exchanged for Certificated $2.03 Preferred, be exchanged for an interest in the Global Certificate representing the principal amount of $2.03 Preferred being transferred. For a description of the restrictions on the transfer of Certificated $2.03 Preferred, see "Transfer Restrictions."

     The Depository has advised the Company that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a member of the Federal Reserve System, (iii) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (iv) a "Clearing Agency" registered pursuant to Section 17A of the Exchange Act. The Depository was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. The Depository's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. QIBs may elect to hold $2.03 Preferred purchased by them through the Depository. QIBs who are not Participants may beneficially own securities held by or on behalf of the Depository only through Participants or Indirect Participants. Persons that are not QIBs may not hold $2.03 Preferred through the Depository.





G:\HLF\LOMAK\S-3\S-3.REG

     The Company expects that pursuant to procedures established by the Depository (i) upon deposit of the Global Certificates, the Depository will credit the accounts of Participants designated by the Initial Purchasers with an interest in the Global Certificate and (ii) ownership of the $2.03 Preferred represented thereby will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to the interest of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer $2.03 Preferred or to pledge $2.03 Preferred as collateral will be limited to such extent.

     So long as the Depository or its nominee is the registered owner of the Global Certificate, the Depository or such nominee, as the case may be, will be considered the sole owner of the $2.03 Preferred represented by the Global Certificate for all purposes. Except as provided below, owners of beneficial interests in a Global Certificate will not be entitled to have $2.03 Preferred represented by such Global Certificate registered in their names, will not receive or be entitled to receive physical delivery of certificates for such shares, and will not be considered the owners or holders thereof for any purpose, including with respect to the voting thereof. As a result, the ability of a person having a beneficial interest in $2.03 Preferred represented by a Global Certificate to pledge such interest to persons or entities that do not participate in the Depository's system or to otherwise take action with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Accordingly, each QIB owning a beneficial interest in a Global Certificate must rely on the procedures of the Depository and, if such QIB is not a Participant or an Indirect Participant, on the procedures of the Participant through which such QIB owns its interest, to exercise any rights of an owner of $2.03 Preferred. The Company understands that under existing industry practice, in the event the Company requests any action of holders or a QIB that is an owner of a beneficial interest in a Global Certificate desires to take any action that the Depository, as the holder of such Global Certificate, is entitled to take, the Depository would authorize the Participants to take such action and the Participant would authorize QIBs owning through such Participants to take such action or would otherwise act upon the instruction of such QIBs. The Company will not have any responsibility or liability for any aspect of the records relating to or payments made on account of $2.03 Preferred by the Depository, or for maintaining, supervising or reviewing any records of the Depository relating to such $2.03 Preferred.

     Payments with respect to dividends, liquidation or other amounts with respect to $2.03 Preferred represented by a Global Certificate registered in the name of the Depository or its nominee on the applicable record date will be payable by the Company to or at the direction of the Depository or its nominee in its capacity as the registered holder of the Global Certificate representing such $2.03 Preferred. The Company may treat the persons in whose names the $2.03 Preferred, including the Global Certificate, are registered as the owners thereof for the purpose of receiving such payment and for any and all other purposes whatsoever. Consequently, the Company will not have any responsibility or liability for the payment of such amounts to beneficial owners of $2.03 Preferred, or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Certificate as shown on the records of the Depository. Payments by the Participants and the Indirect Participants to the beneficial owners of $2.03 Preferred will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

     Delivery of Certificates. If (i) the Depository notified the Company that it is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, elects to cause the issuance of $2.03 Preferred in definitive form, then, upon surrender by the Depository of its Global Certificate, certificates for $2.03 Preferred will be issued to each person that the Depository identifies as the beneficial owner of the $2.03 Preferred represented by the Global Certificate. In addition, subject to certain conditions, any person having a beneficial interest in a Global Certificate may, upon request to the Company and the transfer agent for the $2.03 Preferred, exchange such beneficial interest for certificated shares. Upon any such issuance, the Company and the transfer agent are required to register such certificates in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

     Neither the Company nor the transfer agent shall be liable for any delay by the Depository or any Participant or Indirect Participant in identifying the beneficial owners of the related $2.03 Preferred and each such person may conclusively rely on, and shall be protected in relying on, instructions from the Depository for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the $2.03 Preferred to be issued).





G:\HLF\LOMAK\S-3\S-3.REG

7 1/2% PREFERRED

RANKING

     The 7 1/2 Preferred ranks senior to the Common Stock in right of payment of dividends and upon liquidation, dissolution or winding up of the Company and ranks pari passu to the $2.03 Preferred. The Company may not issue any shares of preferred stock which are convertible into shares of the Common Stock which rank senior to shares of the 7 1/2% Preferred as to liquidation preference without the consent of the holders of a majority of the shares of the 7 1/2% Preferred.

DIVIDENDS

     Holders of the 7 1/2 Preferred are entitled to receive if, when and as declared by the Board of Directors out of funds legally available therefor, cash dividends of $1.875 per share, payable quarterly, in arrears, on the last day of each September, December, March, and June, respectively in each year. If and so long as any dividends have not been paid in full on the 7 1/2% Preferred, the Company agrees that it will not (i) redeem any shares of preferred stock convertible into the Common Stock or any other shares of capital stock of the Company which rank junior to shares of the 7 1/2% Preferred as to dividends and liquidation preference or (ii) pay dividends on shares of preferred stock convertible into the Common Stock or any other shares of capital stock of the Company which rank junior to shares of the 7 1/2% Preferred as to dividends and liquidation preference.

CONVERSION

     Each share of the 7 1/2% Preferred may be converted at any time, at the option of the holder thereof, into shares of the Common Stock on the terms and conditions set forth below The Company may cause the 7 1/2% Preferred to be converted at any time on or after July 1, 1995 on the terms and conditions set forth below, subject to adjustment, if, but only if: (i) the Common Stock is then listed on a national securities exchange or authorized for quotation on Nasdaq; and (ii) the closing price of a share of the Common Stock on a national securities exchange (including Nasdaq) has exceeded $8.80, subject to adjustment, by 35% or more for at least twenty of the thirty preceding trading days.

     Subject to the provisions for adjustment hereinafter set forth, each share of the 7 1/2% Preferred shall be convertible into 2.9412 fully paid and nonassessable shares of the Common Stock and each share of Series B Preferred shall be convertible in to 2.8409 fully paid and nonasseable shares of the Common Stock, equal to a conversion price of $8.80 and $8.50 per share, respectively. In lieu of issuing a partial share, the shares of the Common Stock issuable shall be rounded up or down, as the case may be, to the nearest whole share;

     The number of shares of the Common Stock into which each share of the 7 1/2% Preferred is convertible shall be adjusted from time to time as follows:
(i) in case the Company shall at any time or from time to time declare or pay any dividend on the Common Stock payable in the Common Stock or effect a subdivision of the outstanding shares of the Common Stock (by reclassification, split or otherwise than by payment of a dividend in the Common Stock), then, and in each such case, the number of shares of the Common Stock into which each share of the 7 1/2% Preferred is convertible shall be adjusted so that the holder of each share thereof shall be entitled to receive, upon the conversion thereof, the number of shares of the Common Stock determined by multiplying (a) the number of shares of the Common Stock into which such share was convertible immediately prior to the occurrence of such event by (b) a fraction, the numerator of which is the sum of (I) the number of shares of the Common Stock into which such share was convertible immediately prior to the occurrence of such event plus (II) the number of shares of the Common Stock which such holder would have been entitled to receive in connection with the occurrence of such event had such share been converted immediately prior thereto, and the denominator of which is the number of shares of the Common Stock determined in accordance with clause (I) above (adjustments shall become effective (a) in the case of any such dividend, immediately after the close of business on the record date for the determination of holders of the Common Stock entitled to receive such dividend, or (b) in the case of any such subdivision, at the close of business on the day immediately prior to the day upon which such corporate action became effective); (ii) in case the Company at any time or from time to time shall combine or consolidate the outstanding shares of the Common Stock into a lesser number of shares of the Common Stock, by reverse split, reclassification or otherwise, then, and in each such case, the number of shares of the Common Stock into which each share of the 7 1/2% Preferred is convertible shall be adjusted so that the holder of each share thereof shall be entitled to receive, upon the conversion thereof, the number of shares of the Common Stock determined by multiplying (a) the number of shares of the Common Stock into





G:\HLF\LOMAK\S-3\S-3.REG
which such share was convertible immediately prior to the occurrence of such event by (b) a fraction, the numerator of which is the number of shares which the holder would have owned after giving effect to such event had such share been converted immediately prior to the occurrence of such event and the denominator of which is the number of shares of the Common Stock into which such share was convertible immediately prior to the occurrence of such event (adjustments shall become effective at the close of business on the day immediately prior to the day upon which such corporate action becomes effective); (iii) in case of any capital reorganization or reclassification of the capital stock of the Company in case of the consolidation or merger of the Company with another corporation or in the case of any sale or conveyance of all or substantially all of the property of the Company, each share of the 7 1/2% Preferred shall thereafter be convertible into the number of shares of stock or other securities or cash or other property receivable upon such capital reorganization, reclassification of capital stock, consolidation, merger, sale or conveyance, as the case may be, by a holder of the number of shares of the Common Stock into which such share of 7 1/2% Preferred was convertible immediately prior to such capital reorganization, reclassification of capital stock, consolidation, merger, sale or conveyance.

VOTING RIGHTS

     The holders of shares of the 7 1/2% Preferred shall be entitled to 2 votes for each such share on all matters presented to the Company's stockholders' and, except as otherwise provided herein or required by law, the holders of shares of the 7 1/2% Preferred and the holders of shares of the Common Stock and any other shares having voting rights shall vote together as one class on all matters. On any matter requiring the holders of the 7 1/2% Preferred as a class, said holders shall be treated as a single class.

     If at any time or times dividends payable on the 7 1/2% Preferred shall be in arrears and unpaid in an amount equal to eight (8) full quarterly dividends, then the number of directors constituting the Board of Directors of the Company shall be increased by two (2) and the holders of 7 1/2% Preferred shall have the exclusive right, voting separately as a class, to elect the directors of the Company to fill such newly created directorships, the remaining directors to be elected by the other class or classes of stock entitled to vote therefore, at each meeting of stockholders held for the purpose of electing directors.

COMPANY'S RIGHT OF REDEMPTION

     To the extent the Company shall have funds legally available for such payment, the Company may redeem at its option the 7 1/2% Preferred, at any time in whole or from time to time in part after July 1, 1996 at the redemption prices set forth below plus an amount per share equal to all unpaid dividend thereon, including accrued dividends to the redemption date.

                            Period                   Redemption Price
             ------------------------------------- ---------------------
             July 1, 1996 - December 31,1996             $  26.875
             1997                                        $   26.25
             1998                                        $  26.625
             1999 and Thereafter                         $   25.00

The Company will provide the holders of the 7 1/2% Preferred with a minimum advance notice of 10 days prior to any redemption, within which period conversion of the 7 1/2% Preferred can be effected.

     If any proposed redemption of shares of the 7 1/2% Preferred shall be of less than all the then outstanding shares of the 7 1/2% Preferred, the shares of the 7 1/2% Preferred to be redeemed will be selected by lot or pro rata or by any other method as may be determined by the Board of Directors of the Company in its sole discretion to be equitable.

EXCHANGE

     The 7 1/2% Preferred are exchangeable, at the option of the Company, in whole (but not in part), on any dividend payment date for the 7 1/2% Notes in a principal amount equal to $25.00 per share. The 7 1/2% Notes will be convertible into the Common Stock on the same basis as if the exchange had not occurred. The 7 1/2% Notes will bear interest from the date of issuance, payable semi-annually in arrears on June 30, and December 31 of each year, commencing on the first such interest payment date following the date of exchange. At the Company's option, the 7 1/2% Notes will be redeemable, in





G:\HLF\LOMAK\S-3\S-3.REG                  43
whole or in part, at the redemption prices set forth above under "Company's Right of Redemption" plus accrued and unpaid interest. The 7 1/2% Notes are not subject to mandatory sinking fund payments. The 7 1/2% Notes will be subordinated to all senior indebtedness of the Company.

LIQUIDATION RIGHTS

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the 7 1/2% Preferred will be entitled to receive $25.00 per share plus accrued and unpaid dividends to the date of payment of the amount due pursuant to such liquidation, dissolution or winding up of the affairs of the Company. Shares of the 7 1/2% Preferred shall have preference over all shares of the Common Stock as to distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

RIGHTS DISTRIBUTIONS

     If the Company distributes to all holders of the Common Stock rights to subscribe or purchase shares of the Common Stock and in the event that prior to the record date for such distribution of such rights the holders of shares of the 7 1/2% Preferred have not converted such shares into shares of Common Stock, the Company agrees that it will also distribute such rights to holders of shares of the 7 1/2% Preferred as if such holder had converted shares of the 7 1/2% Preferred for shares of the Common Stock.

                         DESCRIPTION OF THE $2.03 NOTES

     If the Company elects to exchange the $2.03 Preferred for the $2.03 Notes, the Company will issue the $2.03 Notes under an indenture (the "Indenture"), between the Company and Keycorp Shareholder Services, Inc., or an equivalent trustee selected by the Company, as trustee (the "Trustee"). The Indenture will be in substantially the form agreed between the Initial Purchasers and the Company, a copy of which is available upon request from the Company, with such changes as may be required by law or usage. The statements under this caption address the material terms of the $2.03 Notes but are summaries and do not purport to be complete. The summaries make use of terms defined in the Indenture and are qualified in their entirety by reference to the Indenture, including the definitions therein of certain terms. Whenever reference is made to defined terms of the Indenture and not otherwise defined herein, such defined terms are incorporated herein by reference.

GENERAL

     The $2.03 Notes will be unsecured, subordinated obligations of the Company, will be limited to $33,750,000 aggregate principal amount and will mature on December 31, 2005. The $2.03 Notes will bear interest at the dividend rate of the $2.03 Preferred from the date of original issue, or from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for, and accrued but unpaid interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year (each, an "Interest Payment Date"). Interest will be paid to holders of the $2.03 Notes of record ("Holders") at the close of business on March 15, June 15, September 15 and December 15, respectively, immediately preceding the relevant Interest Payment Date (each, a "Regular Record Date"). Interest will be computed on the basis of a 360-day year of twelve 30-day months. Principal (plus premium, if any) and interest will be payable, and the $2.03 Notes may be presented for conversion, exchange or registration of transfer, at the office or agency of the Company maintained by the Company for those purposes, except that payment of interest may at the option of the Company be made by check mailed to the address of the person entitled thereto as it appears on the security register.

     At any time from and after the execution and delivery of the Indenture, the Company may deliver the $2.03 Notes to the Trustee for authentication and the Trustee shall, in accordance with the instructions of the Company, authenticate and deliver the $2.03 Notes as provided in the Indenture.

     No service charge will be made for any transfer or exchange of the $2.03 Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     All monies paid by the Company to the Trustee or any Paying Agent for the payment of principal of and premium, if any, and interest on any $2.03 Note which remains unclaimed for two years after such principal, premium or interest became due and payable may be repaid to the Company. Thereafter the Holder of such Note may, as an unsecured general creditor, look only to the Company for payment thereof.





G:\HLF\LOMAK\S-3\S-3.REG                44

CONVERSION RIGHTS

     Holders will be entitled, at any time and from time to time prior to maturity (subject to earlier redemption or repurchase, as described below), to convert their Notes (or any portion thereof that is an integral multiple of $1,000), at 100% of the principal amount thereof, into the Common Stock of the Company at the conversion price set forth on the cover page hereof, subject to adjustment under certain circumstances as described below. After a call for redemption of the $2.03 Notes, through optional redemption or otherwise, the $2.03 Notes or portion thereof called for redemption will be convertible if duly surrendered on or before, but not after, the close of business on the date fixed for redemption in respect thereof.

     The provisions in the Indenture for adjustment of the conversion price will be substantially the same as those applicable to the $2.03 Preferred described at "Description of the Preferred Stock--$2.03 Preferred--Conversion Rights."

     Subject to any applicable right of the Holders to cause the Company to purchase the $2.03 Notes upon a Change of Control (as described below), in case of any consolidation or merger to which the Company is a party, other than a transaction in which the Company is the continuing corporation, or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation or other entity, there will be no adjustment of the conversion price, but each Holder will have the right thereafter to convert such Holder's $2.03 Notes into the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such consolidation, merger, statutory exchange, sale or conveyance had such Note been converted immediately prior to the effective date of such consolidation, merger, statutory exchange, sale or conveyance. In the case of a cash merger of the Company with another corporation or other entity or any other cash transaction of the type mentioned above, the effect of these provisions would be that the conversion features of the $2.03 Notes would thereafter be limited to converting the $2.03 Notes at the conversion price then in effect into the same amount of cash that such Holder would have received had such Holder converted the $2.03 Notes into Common Stock immediately prior to the effective date of such cash merger or transaction. Depending upon the terms of such cash merger or transaction, the aggregate amount of cash so received on conversion could be more or less than the principal amount of the $2.03 Notes.

     Fractional shares of Common Stock will not be issued upon conversion. A person otherwise entitled to a fractional share of Common Stock upon conversion shall be paid cash based on the last sales price of the Common Stock at the close of business on the last day on which the Common Stock traded preceding the date of conversion. The Company from time to time, to the extent permitted by law, may reduce the conversion price by any amount for any period of at least 15 days which it determines to be advisable. If at any time the Company makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for federal income tax purposes (e.g., distribution of evidence of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for the Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the conversion price of the $2.03 Notes is reduced or the conversion price of the $2.03 Notes is reduced other than in connection with certain anti-dilution adjustments, such a reduction may be considered as resulting in the distribution of a dividend to Holders for federal income tax purposes.

     A Holder who surrenders a $2.03 Note (or portion thereof) for conversion between the close of business on a Regular Record Date and the next Interest Payment Date will receive interest on such Interest Payment Date with respect to such $2.03 Note (or portion thereof) so converted for the period from the last Interest Payment Date through the date of such conversion. Subject to such payments in the event of conversion after the close of business on a Regular Record Date, no payment or adjustment shall be made upon any conversion on account of any interest accrued but unpaid on the $2.03 Notes surrendered for conversion.

REDEMPTION

     Optional Redemption by the Company. The $2.03 Notes are not redeemable prior to November 1, 1998. On and after November 1, 1998, the $2.03 Notes will be redeemable at the option of the Company, in whole or in part, at any time prior to maturity, upon not less than 30 days' nor more than 60 days' prior notice of the redemption date, mailed by first class mail to each Holder's last address as it appears in the security register, at the Redemption Prices established for the $2.03 Notes, together with accrued but unpaid interest, if any, to the date fixed for redemption. The Redemption Prices for the $2.03 Notes (expressed as a percentage of the principal amount) shall be as follows:



G:\HLF\LOMAK\S-3\S-3.REG                45

     During the 12 month period
       commencing November 1,                 Percentage
 ---------------------------------- -----------------------------

                1998                             105%
                1999                             104
                2000                             103
                2001                             102
                2002                             101
        2003 and thereafter                      100

     Selection of Notes Redeemed. If less than all the $2.03 Notes are to be redeemed, selection of the $2.03 Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the $2.03 Notes are listed, or, if the $2.03 Notes are not listed, on a pro rata basis by lot or by such method that complies with applicable legal requirements and that the Trustee considers fair and appropriate. The Trustee may select for redemption portions of the principal of $2.03 Notes that have a denomination larger than $1,000, in integral amounts of $1,000. The Trustee will make the selection from the $2.03 Notes outstanding and not previously called for redemption.

CHANGE OF CONTROL

     If a Change of Control occurs, the Company shall offer to repurchase each Holder's Notes pursuant to an offer as described below (the "Change of Control Offer") at a purchase price equal to 100% of the principal amount of such Holder's Notes, plus accrued but unpaid interest, if any, to the date of purchase. The Change of Control purchase feature of the $2.03 Notes may in certain circumstances make more difficult or discourage a takeover of the Company.

     Under the Indenture, a "Change of Control" means the occurrence of any of the following events; (i) any person (as the term "person" is used in Section 13(d) or Section 14(d) of the Exchange Act) is or becomes the direct or indirect beneficial owner of shares of the Company's capital stock representing greater than 50% of the total voting power of all shares of capital stock of the Company entitled to vote in the election of Directors under ordinary circumstances or to elect a majority of the Board of Directors of the Company, or (ii) the Company sells, transfers or otherwise disposes of all or substantially all of the assets of the Company. Notwithstanding the foregoing, a Change of Control will not include any transaction or series of related transactions in which 85% or more of the consideration received by the Holders upon conversion of their Notes immediately after the occurrence of such Change of Control consists of common stock that is listed on a national securities exchange or approved for quotation on Nasdaq or (ii) immediately after the occurrence of such Change of Control (a) the value immediately after the consummation of the $2.03 Notes or (b) the sum of the value immediately after the consummation of any such common stock receivable upon conversion of the $2.03 Notes immediately after such occurrence plus the cash receivable upon such conversion has a value on each of the five trading days immediately after the occurrence of such Change of Control equal to or in excess of 105% the principal amount of such Notes.

     Within 30 days after any Change of Control, unless the Company has previously mailed a notice of optional redemption by the Company of all of the $2.03 Notes, the Company shall mail a notice of the Change of Control Offer to each Holder by first class mail at such Holder's last address as it appears on the Note Register stating: (i) that a Change of Control has occurred and that the Company is offering to repurchase all of such Holder's $2.03 Notes; (ii) the circumstances and relevant facts regarding such Change of Control (including, but not limited to, information with respect to pro forma income, cash flow and capitalization of the Company after giving effect to such Change of Control); (iii) the repurchase price; (iv) the expiration date of the Change of Control Offer, which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed; (v) the date such purchase shall be effected, which shall be no later than 30 days after expiration date of the Change of Control Offer; (vi) any other information required by applicable law to be included therein; and (vii) the procedures determined by the Company, consistent with the Indenture, that a Holder must follow in order to have such Notes repurchased.

     In the event that the Company is required to make a Change of Control Offer, the Company will comply with any applicable securities laws and regulations, including, to the extent applicable, Section 14(e), Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable in connection with any offer by the Company to purchase the $2.03 Notes at the option of the Holders thereof.



G:\HLF\LOMAK\S-3\S-3.REG                46

     The Company, could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Change in Control under the $2.03 Notes, but that would increase the amount of Senior Indebtedness (or any other indebtedness) outstanding at such time. The Company's ability to create any additional Senior Indebtedness or additional Subordinated Indebtedness is limited as described in the $2.03 Notes and the Indenture although, under certain circumstances, the incurrence of significant amounts of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the $2.03 Notes. If a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds at the time of such event to pay the Change in Control purchase price for all $2.03 Notes tendered by the Holders. A default by the Company on its obligation to pay the Change in Control purchase price could, pursuant to cross-default provisions, result in acceleration of the payment of other indebtedness of the Company outstanding at that time.

     Certain of the Company's existing and future agreements relating to its indebtedness could prohibit the purchase by the Company of the $2.03 Notes pursuant to the exercise by a Holder of the foregoing option, depending on the financial circumstances of the Company at the time any such purchase may occur, because such purchase could cause a breach of certain covenants contained in such agreements. Such a breach may constitute an event of default under such indebtedness and thereby restrict the Company's ability to purchase the $2.03 Notes. See "Subordination."

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of the Holders of any of the $2.03 Notes, may consolidate with or merge into any other entity or convey, transfer, sell or lease its assets substantially as an entirety to any person or entity, provided that: (i) either (a) the Company is the continuing corporation or (b) the corporation or other entity formed by such consolidation or into which the Company is merged or the person or entity to which such assets are conveyed, transferred, sold or leased is organized under the laws of the United States or any state thereof or the District of Columbia and expressly assumes all obligations of the Company under the $2.03 Notes and the Indenture, (ii) immediately after and giving effect to such merger, consolidation, conveyance, transfer, sale or lease no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, under the Indenture shall have occurred and be continuing, (iii) immediately after and giving effect to such merger, consolidation, conveyance, transfer, sale or lease the consolidated stockholders' equity of the Company or such successor entity is not less than the consolidated stockholders' equity of the Company immediately prior to such transaction, (vi) upon consummation of such consolidation, merger, conveyance, transfer, sale or lease, the $2.03 Notes and the Indenture will be a valid and enforceable obligation of the Company or such successor and
(v) the Company has delivered to the Trustee an officer's certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer, sale or lease complies with the provisions of the Indenture.

SUBORDINATION

     The payment of principal of and premium, if any, and interest on the $2.03 Notes will be, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). By reason of such subordination, upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or marshalling of assets, whether voluntary, involuntary or in receivership, bankruptcy, insolvency or similar proceedings, the holders of all Senior Indebtedness will be first entitled to receive payment in full of all amounts due or to become due thereon before any payment is made on account of principal of and premium, if any, and interest on the $2.03 Notes or on account of any other monetary claims under or in respect of the $2.03 Notes, and before any distribution is made to acquire any of the $2.03 Notes for any cash, property or securities. No payments on account of principal of and premium, if any, and interest on the $2.03 Notes shall be made if at the time thereof: (i) there is a default in the payment of all or any portion of the obligations under any Senior Indebtedness or (ii) there shall exist a default in any covenant with respect to the Senior Indebtedness (other than as specified in clause (i) of this sentence), and, in such event, such default shall not have been cured or waived or shall not have ceased to exist, and such default would permit the maturity of such Senior Indebtedness to be accelerated, provided that no such default will prevent any payment on, or in respect of, the $2.03 Notes for more than 120 days unless the maturity of such Senior Indebtedness has been accelerated.

     The Holders will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made on Senior Indebtedness upon any distribution of assets in any such proceedings out of the distributive share of the $2.03 Notes.

G:\HLF\LOMAK\S-3\S-3.REG                47

     "Senior Indebtedness" is defined to mean the principal of and premium, if any, and interest on (i) indebtedness or other obligations under the Credit Agreement, (ii) indebtedness for money borrowed (including purchase money obligations) evidenced by notes or other written obligations, including letters of credit and bankers acceptances, (iii) indebtedness evidenced by notes, debentures, bonds or other securities issued under the provisions of an indenture or similar instrument, (iv) obligations as lessee under capitalized leases and under leases of property made as part of any sale and leaseback transactions, (v) indebtedness of others of any of the kinds described in the preceding clauses (i) through (iv) assumed or guaranteed and (vi) amendments, renewals, extensions, modifications and refundings of any obligations or indebtedness described in the foregoing clauses (i) through (v); provided, however, that the following will not constitute Senior Indebtedness: (a) any indebtedness or obligation as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such indebtedness or obligation is subordinate in right of payment to all other indebtedness, (b) any indebtedness or obligation which refers explicitly to the $2.03 Notes and states that the indebtedness or obligation shall not be senior in right of payment thereto, (c) any indebtedness or obligation in respect of the $2.03 Notes, (d) any indebtedness or obligation of the Company to any affiliates, and (e) obligations of the Company for compensation to employees or for items purchased or services rendered in the ordinary course of business.

     There will be no restrictions on the creation of Senior Indebtedness in the Indenture.

     The $2.03 Notes are unsecured obligations of the Company, and, accordingly, will rank pari passu with all trade debt and obligations of the Company and its subsidiaries that arise by operation of law or are imposed by any judicial or governmental authority, except that any such trade debt or other obligation may be senior in right of payment to the $2.03 Notes to the extent the same is entitled to any security interest arising by operation of law.

CERTAIN COVENANTS OF THE COMPANY

     The Indenture contains, among others, the covenants summarized below, which will be applicable (unless waived or amended) so long as any of the $2.03 Notes are outstanding.

     Limitation on Additional Debt After Default. The Company shall not, and shall not permit any of its subsidiaries to, incur any additional indebtedness (other than liabilities for accounts payable and accrued expenses incurred in the ordinary course of business and intra-company payables or receivables incurred in the ordinary course of business) or Senior Indebtedness following the occurrence of an Event of Default (as defined below) unless such Event of Default (and all other Events of Default then pending) is cured or waived except that the Company shall be permitted to incur up to $5.0 million of Senior Indebtedness after the occurrence of an Event of Default notwithstanding that such Event of Default (or any other Default) is then outstanding.

     Limitation on Dividend Restrictions Affecting Subsidiaries. The Company may not, and may not permit any of its subsidiaries to, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction of any kind on the ability of any subsidiary of the Company to (a) pay to the Company dividends or make to the Company any other distribution on its capital stock, (b) pay any debt owed to the Company or any of its subsidiaries, (c) make loans or advances to the Company or any of it's subsidiaries or (d) transfer any of its property or assets to the Company or any of its subsidiaries, other than such encumbrances or restrictions existing or created under or by reason of (i) applicable law, (ii) the Indenture, (iii) covenants or restrictions contained in any instrument governing debt of the Company or any of its subsidiaries existing on the date of the Indenture, (iv) customary provisions restricting subletting, assignment and transfer of any lease governing a leasehold interest of the Company or any of its subsidiaries or in any license or other agreement entered into in the ordinary course of business,
(v) any agreement governing debt of a person acquired by the Company or any of its subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrances or restrictions are not applicable to any person, or the property or assets of any person, other than the person, or the property or assets of the person so acquired or (vi) any restriction with respect to a subsidiary imposed pursuant to an agreement entered into in accordance with the terms of the Indenture for the sale or disposition of capital stock or property or assets of such subsidiary, pending the closing of such sale or disposition.

     Limitation on Restricted Payments. The Company will not, and will not permit any of its subsidiaries to, directly or indirectly, declare or pay any distribution or dividend on or in respect of any class of its capital stock (except dividends or distributions payable by wholly owned subsidiaries of the Company or dividends or distributions payable in capital stock of the Company which is not redeemable and is subordinated in right of payment to the $2.03 Notes ("Qualified Stock") or in options, warrants or other rights to purchase Qualified Stock of the Company) (any such declaration, payment, distribution,


G:\HLF\LOMAK\S-3\S-3.REG                48
purchase, repurchase, prepayment, redemption, defeasance or other acquisition or retirement referred to above being hereinafter referred to as a "Restricted Payment"); unless (a) at the time of and after giving effect to a proposed Restricted Payment no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing and (b) such Restricted Payment is made in cash and in an amount, that together with the sum of the aggregate of all other Restricted Payments made by the Company and its subsidiaries after the date of the Indenture plus the aggregate amount of all dividends paid with respect to the Company's preferred stock outstanding after the date of the Indenture, does not exceed the cumulative retained earnings of the Company arising after the date of the Indenture. Notwithstanding the foregoing, the Company will be permitted to pay dividends on preferred stock outstanding on the date of the Indenture in an amount not greater than that specifically provided for in the Certificate of Incorporation of the Company or the related Certificate of Designations.

     Limitation on Stock Splits, Consolidations and Reclassifications. The Company will not effect a stock split, consolidation or reclassification of any class of its capital stock unless (a) an equivalent stock split, consolidation or reclassification is simultaneously made with respect to each other class of capital stock of the Company and all securities exchangeable or exercisable for or convertible into any capital stock of the Company, and (b) after such stock split, consolidation or reclassification all of the relative voting, dividend and other rights and preferences of each class of capital stock of the Company are identical to those in effect immediately preceding such stock split, consolidation or reclassification.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (a) failure to pay principal of or premium, if any, on any Note when due and payable at maturity, upon redemption, upon a Change of Control Offer or otherwise, whether or not such payment is prohibited by the subordination provisions of the Indenture; (b) failure to pay any interest on any Note when due, which failure continues for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (c) failure to perform the other covenants of the Company to the holders of Senior Indebtedness, which failure continues for 60 days after written notice; (d) failure to perform any covenants of the Company to the holder of Senior Indebtedness as required by the terms of such Senior Indebtedness unless waived by said holders; (e) failure to pay when due principal of and/or acceleration of, any indebtedness for money borrowed by the Company or any subsidiary in excess of $5 million, individually or in the aggregate, if such indebtedness is not discharged, or such acceleration is not annulled, within 10 days after written notice as provided in the Indenture; and (f) certain events of bankruptcy, insolvency or reorganization of the Company or any subsidiary. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     If an Event of Default shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may accelerate the maturity of all $2.03 Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the then outstanding $2.03 Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "Modification and Waivers."

     No Holder of any $2.03 Note will have any right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder unless (i) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default, (ii) the Holders of at least 25% in aggregate principal amount of the then outstanding $2.03 Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee,
(iii) the Trustee shall have failed to institute such proceeding within 60 days after the receipt of such notice and (iv) no direction inconsistent with such request shall have been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the then outstanding $2.03 Notes.


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
MODIFICATIONS AND WAIVERS

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the then outstanding $2.03 Notes held by persons other than affiliates of the Company; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (i) change the stated maturity of, or any installment of interest on, any Note, (ii) reduce the principal amount of any Note or reduce the rate or extend the time of payment of interest on any Note,
(iii) increase the conversion price (other than in connection with a reverse stock split as provided in the Indenture), (iv) change the place or currency of payment of principal of, or premium or repurchase price, if any, or interest on, any $2.03 Note, (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (vi) adversely affect the right to exchange or convert the $2.03 Notes, (vii) reduce the percentage of the aggregate principal amount of outstanding Notes, the consent of the Holders of which is necessary to modify or amend the Indenture, (viii) reduce the percentage of the aggregate principal amount of outstanding Notes, the consent of the Holders of which is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (ix) modify the provisions of the Indenture with respect to the subordination of the $2.03 Notes in a manner adverse to the Holders, (x) modify the provisions of the Indenture with respect to the right to require the Company to repurchase Notes in a manner adverse to the Holders or (xi) modify the provisions of the Indenture with respect to the vote necessary to amend this provision.

     The Holders of a majority in aggregate principal amount of the outstanding Notes held by persons other than affiliates of the Company may, on behalf of all Holders, waive any past default under the Indenture or Event of Default, except a default in the payment of principal, premium, if any, or interest on any of the $2.03 Notes or in respect of a provision which under the Indenture cannot be modified without the consent of the Holder of each outstanding $2.03 Note.

REPORTS TO HOLDERS

     So long as the Company is subject to the periodic reporting requirements of the Exchange Act it will continue to furnish the information required thereby to the Commission. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the Holders, it will nonetheless continue to furnish information under Section 13 of the Exchange Act to the Commission and the Trustee as if it were subject to such periodic reporting requirements.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of (i) 2,000,000 shares of serial preferred stock, $1.00 par value, and (ii) 20,000,000 shares of Common Stock, $.01 par value. As of November 6, 1995, the Company had outstanding 12,063,238 shares of Common Stock, 1,000,000 shares of the $2.03 Preferred, and 200,000 shares of the 7 1/2% Preferred. For a description of the $2.03 Preferred and the 7 1/2% Preferred see "Description of the Preferred Stock.

COMMON STOCK

     Subject to any prior rights of the preferred stock, the holders of Common
Stock: (1) are entitled to such dividends as may be declared by the Board of Directors from time to time out of funds legally available for such payments (however the Credit Agreement limits the payment of dividends to $1 million in any year); (2) are entitled to one vote per share; (3) have no preemptive or conversion rights and are not subject to redemption; and (4) are entitled upon liquidation to receive ratably the assets remaining after the payment of corporate debts and the satisfaction of the liquidation preference of any preferred stock. If there is any arrearage in the payment of dividends on any preferred stock, the Company may not pay dividends upon, repurchase or redeem shares of its Common Stock. Voting is noncumulative. The outstanding shares of Common Stock are fully paid and nonassessable.

OPTIONS

     The Company's stock option plan, which is administered by the Compensation Committee, provides for the granting of options to purchase shares of Common Stock to key employees and certain other persons who are not employees for advice or other assistance or services to the Company. The plan permits the granting of options to acquire up to 1,500,000


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
shares of Common Stock subject to a limitation of 10% of the outstanding Common Stock on a fully diluted basis. At September 30, 1995 a total of 933,149 options had been granted under the plan of which 370,994 shares were exercisable at that date. The options outstanding at September 30, 1995 were granted at an exercise price of $3.38 to $9.38 per share. The exercise price of all such options was equal to the fair market value of the Common Stock on the date of grant. All were options granted for a term of five years, with 30% of the options becoming exercisable after one year, an additional 30% becoming exercisable after two years and the remaining options becoming exercisable after three years.

        In 1994, the stockholders approved an Outside Directors Stock Option Plan (the "Directors Plan"). The Directors Plan covers a maximum of 200,000 shares and only non-employee directors are eligible under it. At September 30, 1995, 44,000 options were outstanding under the Directors Plan and of which 3,600 were exercisable. The exercise price of the outstanding options under the plan is $7.75 per share.

        In 1994, the stockholders approved the 1994 Stock Purchase Plan (the "1994 Plan") which authorizes the sale of up to 500,000 shares of common stock to officers, directors, key employees and consultants. Under the Plan, the right to purchase shares at prices ranging from 50% to 85% of market value may be granted. The Company had a 1989 Stock Purchase Plan (the "1989 Plan") which was identical to the 1994 Plan except that it covered fewer shares. Upon adoption of the 1994 Plan, the 1989 Plan was terminated. The plan is administered by the Compensation Committee of the Board. During the nine months ended September 30, 1995, the Company sold 87,928 unregistered common shares to officers and outside directors. Through September 30, 1995, a total of 390,000 unregistered shares of common stock had been sold under the stock purchase plans, for a total consideration of approximately $1.8 million at prices equal to 75% of market value at the time of the sale.

WARRANTS

     Warrants to acquire 40,000 shares of Common Stock at a price of $7.50 per share were outstanding at November 8, 1995. These warrants expire in December 1996.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is Keycorp Shareholder Services, Inc., or such other transfer agent then employed by the Company.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of certain of the United States federal income tax consequences of the purchase, ownership and disposition of the Preferred Stock, the Notes and the Common Stock by investors who hold the Preferred Stock, the Notes and the Common Stock as capital assets. This discussion does not purport to be a complete analysis of the purchase, ownership and disposition of the Preferred Stock, the Notes and the Common Stock and does not address all of the tax considerations that may be relevant to particular investors in light of their individual circumstances or to holders subject to special treatment under United States federal income tax laws, such as dealers in securities, insurance companies, foreign persons, tax-exempt organizations and financial institutions. In addition, this discussion does not address the application or effect of any state, local, foreign or other tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and Internal Revenue Service rulings and judicial decisions, all of which are subject to change, possibly with retroactive effect. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED STOCK.

DIVIDENDS ON THE PREFERRED STOCK OR THE COMMON STOCK

     Dividends paid on the Preferred Stock or the Common Stock will be taxable as ordinary income to the extent of current and accumulated "earnings and profits" (as defined in the Code). Dividends paid to corporate holders of the Preferred Stock or the Common Stock out of such earnings and profits generally will qualify, subject to the limitations under Sections 246(c) and 246A of the Code, for the 70% dividends received deduction allowable to corporations (although the benefits of such deduction may be reduced or eliminated by the corporate alternative minimum tax). Under Section 246(c) of the Code, to be eligible for the dividends received deduction, a corporate holder must hold its shares of the Preferred Stock or the Common Stock for at least 46 days (91 days in the case of a dividend attributable to a period or periods aggregating more than 366 days). A taxpayer's holding period for these purposes is suspended during any period in which the taxpayer has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, or has granted an option to buy, substantially identical stock or securities or holds one or more other positions with respect to substantially similar or related property that diminish the risk of loss from holding such stock. Under
Section 246A of the Code, the dividends received deduction may be reduced or eliminated if a holder's shares of the Preferred Stock or the Common Stock are debt financed.

     Section 1059 of the Code requires a corporate stockholder to reduce its basis (but not below zero) in the Preferred Stock or Common Stock by the nontaxed portion (generally the portion eligible for the dividends received deduction described above) of any "extraordinary dividend" if the Preferred Stock or the Common Stock has not been held for more than two years before the date of announcement or agreement with respect to such dividend. In addition, a holder disposing of the Preferred Stock or the Common Stock would have to recognize additional gain, if any, in an amount equal to nontaxed portions of any extraordinary dividends that would have reduced such holder's basis but for the limitation on reducing basis below zero. An "extraordinary dividend" generally is a dividend that (a) equals or exceeds 5 percent in the case of preferred

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
stock, or 10 percent in the case of common stock, of the holder's basis in such stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend or (b) exceeds 20 percent of the holder's basis in such stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend, provided that in either case fair market value, if it can be established by the holder, may be substituted for stock basis. In addition, an amount treated as a dividend in the case of a redemption of the Preferred Stock that is either non-pro rata as to all stockholders or in partial liquidation would also constitute an "extraordinary dividend" without regard to the length of time the Preferred Stock has been held. Application of the extraordinary dividend rule is limited somewhat if the redemption proceeds that are treated as dividends constitute "qualified preferred dividends." See "Redemption or Exchange for the Notes." The length of time that a taxpayer is deemed to have held stock for purposes of Section 1059 is determined under principles comparable to those described in the preceding paragraph with respect to the dividends received deduction.

     To the extent, if any, that a distribution on the Preferred Stock or the Common Stock which would otherwise constitute a dividend for federal income tax purposes exceeds the current and accumulated earnings and profits of the Company, such distribution will be treated as a tax-free return of capital, reducing a holder's basis in the Preferred Stock or the Common Stock. The reduction in basis will increase any gain, or reduce any loss, realized by the holder on any subsequent sale, redemption or other disposition of the Preferred Stock or the Common Stock. Any such distribution in excess of a holder's adjusted basis in the Preferred Stock or the Common Stock will be treated as short-term or long-term capital gain, depending on the period for which the shares of the Preferred Stock or the Common Stock have been held. For a corporate holder, treatment of a distribution as a capital gain rather than as a dividend will result in an increase in the maximum effective federal income tax rate on any amount so treated.

REDEMPTION OR EXCHANGE FOR THE NOTES

     A redemption of the Preferred Stock for cash or in exchange for the Notes will be a taxable event.

     A redemption of the Preferred Stock for cash will be treated, under
Section 302 of the Code, as a distribution that is treated as a taxable dividend, nontaxable recovery of basis or an amount received in exchange for the Preferred Stock pursuant to the rules described under "Dividends on the Preferred Stock or the Common Stock" above, unless the redemption (a) results in a "complete termination" of the stockholder's stock interest in the Company under Section 302(b)(3) of the Code; (b) is "substantially disproportionate" with respect to the stockholder under Section 302(b)(2) of the Code; or (c) is "not essentially equivalent to a dividend" under Section 302(b)(1) of the Code. In determining whether any of these tests has been met, shares considered to be owned by the stockholder by reason of certain constructive ownership rules in
Section 302(c) and 318 of the Code, as well as shares actually owned, must be taken into account. If any of these tests were met, the redemption of the Preferred Stock for cash would be treated as a sale or exchange for tax purposes.

     A redemption of the Preferred Stock by exchange for the Notes will be subject to the same rules as a redemption for cash, but because under the constructive ownership rules of Section 302(c) and 318 of the Code a holder of the Notes would be treated as owning the Common Stock into which the Notes are convertible, such a redemption could not satisfy the "complete termination" or "substantially disproportionate" tests unless, as a result of other transactions (such as contemporaneous sales of the Notes), the interest in the Company of the holder of the Preferred Stock is sufficiently reduced. The redemption would, therefore, be taxable as a dividend to the extent of the current and accumulated earnings and profits of the Company unless it satisfied the "not essentially equivalent to a dividend" test. A distribution will be "not essentially equivalent to a dividend" as to a particular stockholder if it results in a "meaningful reduction" in that stockholder's interest in the Company. If, as a result of the redemption of the Preferred Stock, a stockholder of the Company, whose relative stock interest in the Company is minimal and who exercises no control over corporate affairs, suffers a reduction in his proportionate interest in the Company (taking into account shares owned by the stockholder under Sections 302(c) and 318 of the Code and, in certain events, dispositions of the stock which occur contemporaneously with the redemption) then, based upon published IRS rulings, that stockholder may be regarded as having suffered a meaningful reduction in his interest in the Company. Because the provisions of Section 302 of the Code are separately applied to each stockholder based upon the particular facts and circumstances at the time of the redemption (and the applicable law at such time which may be different from that currently in effect), no assurance can be given that the exchange of the Preferred Stock for the Notes pursuant to the terms of the Preferred Stock will be treated as a sale or exchange rather than as a distribution treated as a dividend. Each holder of the Preferred Stock is advised to consult his tax advisors at the time of the exchange of the Preferred Stock for the Notes to determine the consequences of such exchange.


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
     Recently introduced legislation would modify current law to provide that a corporate stockholder would recognize gain immediately in any redemption treated as a dividend to the extent that the non-taxed portion of the dividend (the portion qualifying for the dividends received deduction) exceeds the basis of the shares surrendered, if the redemption is treated as a dividend in whole or in part due to options being counted as stock ownership as a result of applying the rules of Sections 302 and 318 of the Code. Moreover, the proposal would require immediate gain recognition whenever the basis of stock with respect to which any extraordinary dividend was received is reduced below zero. See "Dividends on the Preferred Stock or the Common Stock" above.

     If, under the foregoing rules, a redemption of the Preferred Stock is treated as a sale or exchange, rather than as a distribution, the holder would have taxable gain or loss equal to the difference between the amount realized and the holder's tax basis in the Preferred Stock. For these purposes, the amount realized will be measured by the amount of cash and (i) the fair market value of the Notes received in the exchange (in the case of a cash basis taxpayer) or the face amount of the Notes received in the exchange (in the case of an accrual basis taxpayer) or (ii) if the Notes are issued with original issue discount, the "issue price" of the Notes, as defined below.

     If a redemption of the Preferred Stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and (i) the fair market value of the Notes received in the exchange (in the case of a cash basis taxpayer) or the face amount of the Notes (in the case of an accrual basis taxpayer) or (ii) if the Notes are issued with original issue discount, the "issue price" of the Notes, as defined below. In any event, the amount of the distribution will not be reduced by the stockholder's adjusted tax basis in the Preferred Stock. The stockholder's tax basis in the redeemed Preferred Stock will be transferred to any remaining stockholdings in the Company. If the stockholder does not retain any stock ownership in the Company, such basis may be entirely lost.

     A distribution to a corporate stockholder in redemption of the Preferred Stock that is treated as a dividend may also be considered an "extraordinary dividend" under Section 1059 of the Code. See "Dividends on the Preferred Stock or Common Stock" above. Application of this rule is limited somewhat by a special rule that provides that dividends on a share of stock which is not in arrears as to dividends at the time the holder acquires such stock, that do not exceed an actual rate of return of 15 percent of the lower of the holder's adjusted basis or the liquidation preference (excluding dividend arrearages, if any) of the Preferred Stock will be treated as extraordinary only if the holder disposes of the Preferred Stock before it has held the stock for more than five years and only to the extent that the actual rate of return to the holder exceeds the stated rate of return on the Preferred Stock, as determined under
Section 1059(e)(3) of the Code.

     If the Preferred Stock is redeemed by exchange for the Notes at a time when the principal amount of such Notes exceeds the issue price of such Notes by an amount equal to or greater than 1/4% of such principal amount times the number of complete years to maturity, such excess will generally be includible in gross income as "original issue discount" over the period during which such Notes are held, even though the cash to which such income is attributable would not be received until maturity or redemption of the Notes. If the Notes are traded on an established securities market within 30 days of their issuance, the issue price of the Notes for purposes of determining the amount, if any, or original issue discount on the Notes will be the fair market value of the Notes, determined as of the date of discount on the Notes will be the fair market value of the Notes, determined as of the date of issuance. If the Notes are not traded on an established securities market within 30 days of their issuance, but the Preferred Stock is traded on such a market within 30 days before or after the date of issuance, the issue price of the Notes will be the fair market value of the Preferred Stock as of the exchange date. The amount of any original issue discount included in income for each year would be calculated under a constant yield to maturity basis that would result in the allocation of less original issue discount to the early years of the term of the Notes and more original issue discount to later years.

     If the tax basis of a Note exceeds the amount payable at maturity, Section 171 of the Code provides for an election whereby such excess or premium, to the extent not attributable to the conversion pledge of the Note, can be offset against (and operate to reduce) interest received on the Note. The premium is amortized, as an offset to interest received, over the remaining term of the Note.

     A holder's tax basis in a Note received in exchange for the Preferred Stock will equal (i) the fair market value of the Note (in the case of a cash basis taxpayer) or the face amount of the Note (in the case of an accrual basis taxpayer) or (ii) if the Notes are issued with original issue discount, the issue price of the Note, determined as described above, increased by the amount of original issue discount (and market discount) previously included in the income of the holder with respect to the Note, or reduced by any previously amortized premium.


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
DISPOSITION OF THE NOTES

     Generally any sale or redemption of Notes will result in taxable gain or loss equal to the difference between the amount of cash received (except to the extent of cash attributable to accrued interest, which will be taxable as interest income) and the holder's tax basis in the Notes. Subject to the market discount provisions of Sections 1276-1278 of the Code discussed in the following paragraph, such gain or loss would be long-term gain or loss if the holding period were to exceed one year.

     The value of a Note may be adversely affected by the market discount provisions of Section 1276-178 of the Code which require a person who purchases a Note at a market discount to either (i) elect to accrue market discount into income currently over the period during which the holder owns the Note or
(ii)(a) treat a portion of the gain recognized upon any disposition of the Note as ordinary income (and not as capital gain) to the extent such market discount accrued during the period such person owned the Note and (b) defer the deduction of all or a portion of interest paid or accrued on indebtedness incurred or continue to purchase or carry such Note until such Note is disposed of in a taxable transaction.

     If the Notes are issued in exchange for the Preferred Stock, the Company believes that it will not be considered to have any intention to call the Notes prior to maturity. Accordingly, Section 1271(a)(2) of the Code, which otherwise might attach certain ordinary income consequences to gain from the disposition of Notes, if the Notes were issued with original issue discount, is not expected to apply.

REDEMPTION PREMIUM ON THE PREFERRED STOCK

     Under Section 305 of the Code and applicable Treasury regulations, if the redemption price of redeemable preferred stock exceeds its issue price and part (or all) of such excess is considered an unreasonable redemption premium, the entire amount of such excess may be treated as distributed over the period during which the Preferred Stock cannot be redeemed. The amount treated as distributed each year would be determined on a constant yield to maturity basis that would result in the allocation of a lesser amount of distributions to the early years and a greater amount to the later years of such period. Any such constructive distribution would be classified as a dividend, non-taxable recovery of basis or an amount received in exchange for the Preferred Stock pursuant to the rules summarized under "Dividends on the Preferred Stock or the Common Stock" above. A premium is considered to be reasonable if it is in the nature of a penalty for a premature redemption and if such premium does not exceed the amount which the issuer would be required to pay for such redemption under market conditions existing at the time of issuance of the Preferred Stock. The Company believes that the redemption premium on the Preferred Stock is a reasonable redemption premium, although no assurance can be given that it will be so considered by the IRS or a court.

CONVERSION OF THE PREFERRED STOCK OR THE NOTES INTO COMMON STOCK

     In general, no gain or loss will be recognized for federal income tax purposes on conversion of the Preferred Stock or the Notes solely into shares of the Common Stock. (If dividends on the Preferred Stock were in arrears at the time of conversion, however, a portion of the Common Stock received in exchange for the Preferred Stock could be viewed under Section 305(c) of the Code as a distribution with respect to the Preferred Stock, taxable as a dividend). Gain realized (i.e.,the excess of the cash received over the portion of basis allocable to the fractional shares) upon receipt of cash paid in lieu of fractional shares of the Common Stock will be taxed immediately. In general, the tax basis for the Common Stock received on conversion will be equal to the tax basis of the Preferred Stock or the Notes converted, reduced by the portion of basis allocable to any fractional share exchanged for cash. The holding period of the shares of Common Stock will include the holding period of such Preferred Stock or the Notes. Under the aforementioned market discount provisions of the Code, any accrued market discount not previously included in income as of the date of conversion of the Notes will carry over to the Common Stock received on conversion and will be treated as ordinary income upon subsequent disposition of such Common Stock.

ADJUSTMENT OF CONVERSION PRICE

     Section 305 of the Code and the Treasury regulations thereunder treat holders of convertible preferred stock and convertible debentures as having received a constructive distribution, taxable as described in "Dividends on the Preferred Stock or the Common Stock" above, due to certain adjustments in conversion ratios. The conversion rates of the Preferred Stock and the Notes are subject to adjustment under certain circumstances. Any adjustment increasing the number of shares of Common Stock into which the Preferred Stock or the Notes can be converted could cause the holders thereof to be viewed

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
under Section 305 of the Code as receiving a deemed distribution taxable as a dividend, as described in "Dividends on the Preferred Stock or the Common Stock," above, whether or not such holders exercise their conversion rights.

BACK-UP WITHHOLDING

     Under Section 3406 of the Code and applicable Treasury regulations, a holder of the Preferred Stock, the Notes or the Common Stock may be subject to back-up withholding at the rate of 31 percent with respect to dividends or interest paid, original issue discount accrued with respect to, or proceeds received from a sale, exchange or redemption of, the Preferred Stock, the Notes or the Common Stock, as the case may be. The payor will be required to deduct and withhold a tax if (i) the payee fails to furnish a taxpayer identification number ("TIN") to the payor or establish an exemption from backup withholding,
(ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iii) there has been a notified payee underreporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code or (iv) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to withholding under the Code. As a result, if any one of the events discussed above occurs, the Company will be required to withhold a tax equal to 31 percent from any dividend, interest or redemption payment made with respect to the Preferred Stock, the Notes or the Common Stock.

STATE AND LOCAL INCOME TAXES

     Holders of the Preferred Stock, the Notes or the Common Stock may be liable for state and local income taxes with respect to dividends or interest paid, original issue discount accrued with respect to, or gain from the sale, exchange or redemption of Depositary Shares, the Preferred Stock, the Notes or the Common Stock, as the case may be. Many states and localities do not allow corporations a deduction analogous to the federal dividends received deduction. Prospective investors are advised to consult their own tax advisors as to the state, local and other tax consequences of acquiring, holding and disposing of the Preferred Stock, the Notes or the Common Stock.

                                 LEGAL MATTERS

     Certain legal matters related to the Securities and the Selling Securityholder Securities, are being passed upon for the Company by Rubin Baum Levin Constant & Friedman, New York, New York. Walter M. Epstein, Of Counsel to Rubin Baum Levin Constant & Friedman, currently owns 7,681 shares of Common Stock.

                                    EXPERTS

     The Consolidated Financial Statements of the Company, as of December 31, 1994 and for the year then ended, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports incorporated by reference. The Consolidated Financial Statements of the Company as of December 31, 1993 and for each of the two years in the period then ended, incorporated by reference in this Prospectus, have been audited by Ernst & Young LLP, independent accountants, to the extent indicated in their report thereon incorporated by reference herein. The statement of assets (other than productive oil and gas properties) and liabilities and the statements of revenues and direct operating expenses of the Parker & Parsley Interests, as of December 31, 1994 and for the year then ended, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports incorporated by reference. The statements of assets (other than productive oil and gas properties) and liabilities as of December 31, 1993 and 1994, and the statements of revenues and direct operating expenses for each of the two years in the period ended December 31, 1994 of the Transfuel Interests have been audited by Deloitte & Touche LLP, independent public auditors, as stated in their report which is incorporated herein by reference. The Consolidated Financial Statements of Red Eagle Resources Corporation as of September 30, 1994 and for the nine months then ended, included elsewhere in this Prospectus, have been audited by Coopers & Lybrand LLP, independent public accountants, as stated in their reports appearing elsewhere herein. The Consolidated Financial Statements of Red Eagle Resources Corporation as of December 31, 1992 and 1993 and for the three years in the period then ended, have been audited by Deloitte & Touche LLP, independent public auditors, as stated in their report incorporated herein by reference. Such financial statements have been included herein or incorporated by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.


G:\HLF\LOMAK\S-3\S-3.REG                55

                                    GLOSSARY

     The terms defined in this glossary are used throughout this Offering Memorandum.

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bcf. One billion cubic feet.

BOE. Barrels of oil equivalent (converting six Mcf of natural gas to one Bbl of oil).

Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole. A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or gas well.

Exploratory well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

Infill well. A well drilled between known producing wells to better exploit the reservoir.

Mbbl. One thousand barrels of crude oil or other liquid hydrocarbons.

MBOE. One thousand barrels of oil equivalent.

Mcf. One thousand cubic feet.

MMBbl. One million barrels of crude oil or other liquid hydrocarbons.

MMBOE. One million barrels of oil equivalent.

MMcf. One million cubic feet.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

Net oil and gas sales. Oil and natural gas sales less oil and natural gas production expenses.

Present Value of Proved Reserves. The present value of proved reserves is an estimate of the discounted future net cash flows from each of the properties at December 31, 1994, or as otherwise indicated. Net cash flow is defined as net revenues less, after deducting production and ad valorem taxes, future capital costs and operating expenses, but before deducting federal income taxes. The future net cash flows have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates have been made using constant oil and gas prices and operating costs, at December 31, 1994, or as otherwise indicated.

Productive well. A well that is producing oil or gas or that is capable of production.

Proved developed non-producing reserves. Reserves that consist of (i) proved reserves from wells which have been completed and tested but are not producing due to lack of market or minor completion problems which are expected to be corrected and (ii) proved reserves currently behind the pipe in existing wells and which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the wells.

Proved developed producing reserves. Proved reserves that can be expected to be recovered from currently producing zones under the continuation of present operating methods.

Proved developed reserves. Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.


G:\HLF\LOMAK\S-3\S-3.REG              56

Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion. The completion for production of an existing wellbore in another formation from that in which the well has previously been completed.

Royalty interest. An interest in an oil and gas property entitling the owner to a share of oil and natural gas production free of costs of production.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.





G:\HLF\LOMAK\S-3\S-3.REG               57

                             LOMAK PETROLEUM, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                         Page
                                                                                                                        Number
                                                                                                                        ------
PRO FORMA COMBINED FINANCIAL STATEMENTS (UNAUDITED):
     Pro forma combined statement of income for the year ended December 31, 1994  . . . . . . . . . . . . . . . . . . . .  F-3
     Pro forma combined statement of income for the nine months ended September 30, 1995  . . . . . . . . . . . . . . . .  F-4
     Pro forma combined balance sheet at September 30, 1995   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-5
     Notes to pro forma combined financial statements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-6


RED EAGLE RESOURCES CORPORATION:
     Report of Independent Accountants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-8
     Consolidated balance sheet at September 30, 1994   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-9
     Consolidated statement of operations for the nine months ended September 30, 1994  . . . . . . . . . . . . . . . . . F-11
     Consolidated statement of stockholders' equity for the nine months ended September 30, 1994  . . . . . . . . . . . . F-12
     Consolidated statement of cash flows for the nine months ended September 30, 1994  . . . . . . . . . . . . . . . . . F-13
     Notes to consolidated financial statements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-15




G:\HLF\LOMAK\S-3\S-3.REG               F-1

                    PRO FORMA COMBINED FINANCIAL STATEMENTS
                        WITH RESPECT TO THE TRANSACTIONS

 The accompanying unaudited pro forma combined statement of income gives effect to (i) the purchase by the Company of 100% of the equity of Gillring Oil Company ("Gillring"), accounted for as a purchase, (ii) the purchase by the Company of 100% of the equity of Red Eagle Resources Corporation ("Red Eagle"), accounted for as a purchase, (iii) the purchase by the Company of certain oil and gas properties from a subsidiary of Parker & Parsley Petroleum Co. and (iv) the purchase by the Company of certain oil and gas properties from Transfuel, Inc. ("Transfuel"). The unaudited pro forma combined financial statements also give effect to the private placement of Convertible Exchangeable Preferred Stock ("the Offering") and the application of the estimated net proceeds therefrom. The unaudited pro forma combined statement of income for the year ended December 31, 1994 was prepared as if all transactions had occurred on January 1, 1994. The unaudited pro forma combined statement of income for the nine months ended September 30, 1995 was prepared as if all transactions had occurred on January 1, 1995. The accompanying unaudited pro forma combined balance sheet of the Company as of September 30, 1995 has been prepared as if the Offering and the application of the net proceeds therefrom had occurred as of that date. The historical information provided in the statements of income for the year ended December 31, 1994 and for the nine months ended September 30, 1995, represents the following periods for the various acquisitions: (i) Gillring represents the period from January 1, 1994 through January 31, 1994,
(ii) Red Eagle represents the period from January 1, 1994 through December 31, 1994, (iii) Parker & Parsley represents the periods from January 1, 1994 through December 31, 1994 and from January 1, 1995 through July 30, 1995 and
(iv) Transfuel represents the periods from January 1, 1994 through December 31, 1994 and from January 1, 1995 through September 30, 1995.

 This information is not necessarily indicative of future combined operations and it should be read in conjunction with the separate historical statements and related notes of the respective entities appearing elsewhere in this filing or incorporated by reference herein.

                             LOMAK PETROLEUM, INC.
                     PRO FORMA COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1994
                                  (UNAUDITED)





                                                                       Parker &
                                Lomak      Gillring     Red Eagle      Parsley      Transfuel
                           -------------  -----------   ---------    -----------    ---------         Pro Forma
                                                                                                    Adjustments for the
                                                                                                   Gillring acquisition,
                                                                                                     Red Eagle merger,
                              Historical  Historical    Historical    Historical   Historical     Parker & Parsley and
                              Year Ended  Month Ended   Year Ended    Year Ended   Year Ended         Transfuel
                             December 31,  January 31,  December 31,  December 31,  December 31,   acquisitions and     Pro Forma
                                 1994        1994          1994          1994         1994         Offering (Note 1)    Combined
                             -----------  -----------   -----------   -----------  -----------    ----------------    -----------
Revenues
  Oil and gas production     $24,460,945     $540,019    $4,236,396   $5,975,137   $10,597,532         $  -           $45,810,029
  Field services               7,667,135       -          6,634,668       -             -                 -            14,301,803
  Gas marketing and
  transportation               2,194,892       -            993,902       -             -                 -             3,188,794
  Interest and other             470,562       28,484       693,624       -             -                  (28,484) (e) 1,164,186
                             -----------  -----------   -----------   -----------  -----------    ----------------    -----------
                              34,793,534      568,503    12,558,590    5,975,137    10,597,532             (28,484)    64,464,812
                             -----------  -----------   -----------   -----------  -----------    ----------------    -----------
Expenses
  Oil and gas production      10,018,941      222,198     2,481,906    2,928,350     3,821,024          (1,474,500) (c) 17,997,919
  Field services               5,777,690       -          2,503,305       -             -                 -             8,280,995
  Gas marketing and
  transportation                 490,097       -            -             -             -                 -               490,097
  Exploration                    359,315        8,975       473,916       -             -                 -               842,206
  General and administrative   2,477,680       67,780     3,786,925       -             -               (3,064,400) (c) 3,267,985
  Interest                     2,807,216       21,488       144,900       -             -                 1,529,976 (a) 4,503,580
  Depletion, depreciation and
  amortization                10,104,987       -          2,106,549       -             -                 5,909,294 (b)18,120,830
  Lease impairments               -            -          1,097,000       -             -               (1,097,000) (g)         -
  Commodity trading losses        -            -          2,136,122       -             -               (2,136,122) (f)         -
                             -----------  -----------   -----------   -----------  -----------    ----------------    -----------
                              32,035,926      320,441    14,730,623    2,928,350     3,821,024            (332,752)    53,503,612
                             -----------  -----------   -----------   -----------  -----------    ----------------    -----------
Income (loss) before income
taxes                          2,757,608      248,062   (2,172,033)    3,046,787     6,776,508              304,268    10,961,200
Income taxes
  Current                       (20,531)       -           (86,976)       -             -                 (369,493) (d) (477,000)
  Deferred                     (118,523)       -            475,180       -             -               (2,992,657) (d)(2,636,000)
                             -----------  -----------   -----------   -----------  -----------    ----------------    -----------
Income (loss) from continuing
 operations                   $2,618,554     $248,062   ($1,783,829)  $3,046,787    $6,776,508         ($3,057,882)    $7,848,200
                             ===========  ===========   ===========   ===========  ===========    ================    ===========
Income from continuing
 operations applicable to
 common shares                $2,243,554                                                                               $5,598,200
                             ===========                                                                              ===========

Net income per common share        $0.25                                                                                    $0.46
                             ===========                                                                              ===========

Weighted average shares
outstanding                    9,050,558                                                                  3,032,920    12,083,478
                             ===========                                                                              ===========





             See notes to pro forma combined financial statements.

                             LOMAK PETROLEUM, INC.
                     PRO FORMA COMBINED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1995
                                  (UNAUDITED)

                                                   Parker &
                                      Lomak         Parsley       Transfuel
                                  --------------  --------------  ----------        Pro Forma
                                                                                  Adjustments for
                                                                                  the Parker &
                                                                                     Parsley
                                  Historical Nine Historical Nine Historical Nine  and Transfuel
                                   Months Ended    Months Ended  Months Ended    acquisitions and the
                                   September 30,   September 30,  September 30,       Offering        Pro Forma
                                       1995            1995         1995              (Note 2)         Combined
                                  --------------  ------------  ------------     ------------------  -----------
Revenues
  Oil and gas production            $24,135,203     $3,377,129    $6,926,172                   -     $34,438,504
  Field services                      7,109,076              -             -                   -       7,109,076
  Gas marketing and
    transportation                    2,331,869              -             -                   -       2,331,869
  Interest and other                  1,051,982              -             -                   -       1,051,982
                                  --------------  ------------  ------------     ------------------  -----------
                                     34,628,130      3,377,129     6,926,172                   -      44,931,431
                                  --------------  ------------  ------------     ------------------  -----------
Expenses
  Oil and gas production              9,934,497      1,481,325     2,696,825         (1,300,000)(k)   12,812,646
  Field services                      4,191,809              -             -                   -       4,191,809
  Gas marketing and
    transportation                      595,376              -             -                   -         595,376
  Exploration                           472,931              -             -                   -         472,931
  General and administrative          2,187,395              -             -            (12,181)(j)    2,175,214
  Interest                            3,821,906              -             -             947,146(h)    4,769,052
  Depletion, depreciation and
    amortization                      9,808,364              -             -           3,758,451(i)   13,566,815
                                  --------------  ------------  ------------     ------------------  -----------
                                     31,012,278      1,481,325     2,696,825           3,393,416      38,583,843
                                  --------------  ------------  ------------     ------------------  -----------

Income (loss) before income taxes     3,615,852      1,895,804     4,229,348         (3,393,416)       6,347,588

Income taxes
  Current                              (66,213)              -             -           (300,787)(l)    (367,000)
  Deferred                            (831,828)              -             -         (1,008,972)(l)  (1,840,800)
                                  --------------  ------------  ------------     ------------------  -----------
Income (loss) from continuing
    operations                       $2,717,811     $1,895,804    $4,229,348        ($4,703,175)      $4,139,788
                                  ==============  ============  =============    ==================  ===========

Income from continuing operations
    applicable to common shares      $2,436,561                                                       $2,339,274
                                  ==============                                                     ===========


Net income per common share               $0.21                                                            $0.19
                                  ==============                                                     ===========

Weighted average shares
    outstanding                      11,588,111                                          821,575      12,409,686
                                  ==============                                                     ===========










             See notes to pro forma combined financial statements.

                             LOMAK PETROLEUM, INC.
                        PRO FORMA COMBINED BALANCE SHEET
                               SEPTEMBER 30, 1995
                                  (UNAUDITED)



                                              Lomak
                                           -------------        Pro Forma
                                          Historical as of    Adjustments for
                                           September 30,       the Offering           Pro Forma
                                               1995              (Note 2)             Combined
                                           ------------         -------------        ------------
ASSETS
Current assets
  Cash and equivalents                       $2,400,646         $   -                  $2,400,646
  Accounts receivable                        10,559,082             -                  10,559,082
  Inventory and other                         1,470,623             -                   1,470,623
                                           ------------         -------------        ------------

     Total current assets                    14,430,351             -                  14,430,351
                                           ------------         -------------        ------------

Oil and gas properties                      199,024,164             -                 199,024,164
  Accumulated depletion and amortization   (29,124,248)             -                (29,124,248)
                                           ------------         -------------        ------------
                                            169,899,916             -                 169,899,916
                                           ------------         -------------        ------------

Gas transportation and field service         22,652,604             -                  22,652,604
  assets Accumulated depreciation            (3,677,673)            -                  (3,677,673)
                                           ------------         -------------        ------------
                                             18,974,931             -                  18,974,931
                                           ------------         -------------        ------------
                                           $203,305,198         $   -                $203,305,198
                                           ============         =============        ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable                           $7,197,593         $    -                 $7,197,593
  Accrued liabilities                         5,092,583             -                   5,092,583
  Current portion of debt                       399,689             -                     399,689
                                           ------------         -------------        ------------
    Total current liabilities                12,689,865             -                  12,689,865
                                           ------------         -------------        ------------

Long-term debt                              112,839,335          (24,011,000)  (m)    88,.828,335

Deferred income taxes                        17,222,220             -                  17,222,220

Stockholders' equity
  Convertible preferred stock                   -                   1,000,000  (m)      1,000,000
  Preferred stock                               200,000             -          (m)        200,000

  Common stock                                  120,400             -                     120,400
  Capital in excess of par value             65,341,465            23,011,000  (m)     88,352,465
  Retained earnings (deficit)               (5,108,087)             -                 (5,108,087)
                                           ------------         -------------        ------------

    Total stockholders' equity               60,553,778            24,011,000          84,564,778
                                           ------------         -------------        ------------

                                           $203,305,198         $         -          $203,305,198
                                           ============         =============        ============


             See notes to pro forma combined financial statements.

                             LOMAK PETROLEUM, INC.
                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE (1) PRO FORMA ADJUSTMENTS FOR THE ACQUISITION OF GILLRING, THE ACQUISITIONS OF PARKER & PARSLEY'S AND TRANSFUEL'S APPALACHIAN ASSETS, THE MERGER WITH RED EAGLE AND THE OFFERING -- THE TWELVE MONTHS ENDED DECEMBER 31, 1994

    In March 1994, the Company completed the acquisition of Gillring Oil Company ("Gillring") for approximately $11.5 million. Gillring's assets included approximately $5.4 million of working capital. As a result of the acquisition, the Company acquired 100% of Gillring's assets including its oil and natural gas producing properties and its 67% interest in a Texas limited partnership, Gillring Oil L.P. The transaction was accounted for using the purchase method of accounting.

    In December 1994, Lomak acquired effective control of Red Eagle Resources Corporation ("Red Eagle") principally through the purchase of two common stockholders' holdings. On February 15, 1995, the remaining stockholders of Red Eagle common stock voted to approve the merger of Red Eagle with a wholly owned subsidiary of the Company. The consideration paid for the acquisition totaled $11 million in cash and 2,862,000 shares of Lomak common stock.

    In June 1995, the Company purchased properties in Pennsylvania and West Virginia from a subsidiary of Parker & Parsley Petroleum Company for approximately $20.2 million in cash.

    In October 1995, the Company purchased properties in Pennsylvania, New York and Ohio from Transfuel, Inc. for approximately $20.2 million in cash and $755,000 of the Company's common stock.

The accompanying unaudited pro forma combined statement of income for the year ended December 31, 1994 has been prepared as if the acquisitions had occurred on January 1, 1994 and also gives effect as of January 1, 1994 to the Offering and the application of the net proceeds therefrom. These transactions are reflected as follows:

(a) To increase interest expense for the estimated amounts that would have been incurred on the incremental borrowings to acquire Gillring, Red Eagle and Parker & Parsley's and Transfuel's Appalachian assets and reduce interest expense for the net proceeds from the sale of the convertible preferred stock.

(b) To record depletion expense for the Gillring, Parker & Parsley's and Transfuel acquisitions at $4.37 and to adjust the historical depletion rate for Lomak and Red Eagle from $4.41 and $3.08, respectively to $4.37.

(c) To adjust oil and gas production expense and general and administrative expenses for the reduction in costs after the acquisitions of Gillring, Red Eagle, Parker & Parsley's and Transfuel's assets.

(d) To adjust the provision for income taxes for the change in taxable income resulting from the Gillring, Red Eagle, Parker & Parsley and Transfuel acquisitions and the effect on deferred taxes recorded at January 1, 1994 had the acquisitions taken place at that time.

(e) To reduce interest income on Gillring for cash balances used to reduce incremental borrowings.

(f) To eliminate 1994 losses realized by Red Eagle on speculative commodity trade. Lomak has never and does not anticipate in the future participating in speculative commodity trading.

(g)  To eliminate impairment losses on Red Eagle oil & gas properties.

NOTE (2) PRO FORMA ADJUSTMENTS FOR THE ACQUISITIONS OF PARKER & PARSLEY'S AND TRANSFUEL'S APPALACHIAN ASSETS AND THE OFFERING -- AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995

    The accompanying unaudited pro forma combined balance sheet has been prepared as if the Offering had occurred on September 30, 1995. The accompanying unaudited pro forma combined statement of income for the nine months ended September 30, 1995 has been prepared as if the acquisitions and the Offering had occurred on January 1, 1995 and reflects the following adjustments:

(h) To adjust interest expense for the estimated amounts that would have been incurred on the incremental borrowings to acquire the Parker & Parsley and Transfuel Appalachian assets.

(i) To record depletion expense for the Parker & Parsley and Transfuel asset acquisitions at $4.37 and to adjust the historical depletion rate for Lomak from $4.39 to $4.37.

(j)  To remove minority interest from January 1995 Red Eagle income statement.

(k) To reduce oil and gas production and general and administrative expenses for cost reductions.

(l) To adjust the provision for income taxes for the change in taxable income resulting from the Gillring, Red Eagle and Parker & Parsley acquisitions and the effect on deferred taxes recorded at January 1, 1994 had the acquisitions taken place at that time.

(m) To record the private placement of $25 million of convertible preferred stock, net of placement fees and offering costs.

                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------





To the Board of Directors and Stockholders
Red Eagle Resources Corporation


We have audited the accompanying consolidated balance sheet of Red Eagle Resources Corporation (the "Company") and its subsidiaries as of September 30, 1994, and the related statements of operations, stockholders' equity and cash flows for the nine months ended September 30, 1994. These financial statements are is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of September 30, 1994, and the results of their operations and their cash flows for the nine months then ended in conformity with generally accepted accounting principles.





Oklahoma City, Oklahoma                  /s/ Coopers & Lybrand LLP
May 15, 1995

                        RED EAGLE RESOURCES CORPORATION

                           CONSOLIDATED BALANCE SREET
                           (In thousands of dollars)

                               SEPTEMBER 30, 1994



                ASSETS
                ------
Current assets:
   Cash and cash equivalents                                                              $2,702
   Short-term investments                                                                    191
   Accounts receivable:
    Trade, net of allowance of $211                                                        1,444
    Affiliates                                                                               898
   Current portion of notes receivable                                                       238
   Oil and gas properties held for resale                                                     46
   Inventory                                                                                 375
   Prepaid expenses                                                                          182
                                                                                         -------

        Total current assets                                                               6,076
                                                                                         -------

Property and equipment, at cost
   (successful efforts method for oil and gas properties)                                 32,039
   Less accumulated depreciation, depletion and
    amortization                                                                         (18,004)
                                                                                         -------

        Net property and equipment                                                        14,035
                                                                                         -------

Notes receivable                                                                              49
                                                                                         -------

Other assets                                                                                 738
                                                                                         -------

        Total assets                                                                     $20,898
                                                                                         =======

                                                                                       Continued


  The accompanying notes are an integral part of these financial statements.

                       RED EAGLE RESOURCES CORPORATION

                          (In thousands of dollars)


                              SEPTEMBER 30, 1994


        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------
Current liabilities:
   Accounts payable:
     Trade                                                     $4,423
     Affiliates                                                 2,003
   Accrued liabilities                                            351
   Current portion of long-term debt                              298
                                                               ------
        Total current liabilities                               7,075
                                                               ------
Long-term debt                                                  2,413
                                                               ------
Deferred income taxes                                             904
                                                               ------
Commitments and contingencies (Note 6)                            -

Stockholders' equity:
   Common stock, par value $.10;
   10,000,000 shares authorized;
   outstanding 4,926,200                                          493
   Additional paid-in capital                                   6,728
   Retained earnings                                            3,831
                                                               ------
                                                               11,052
   Less: Treasury stock, 107,775 shares, at cost                 (546)
                                                               ------
        Total stockholders' equity                             10,506
                                                               ------
        Total liabilities and stockholders' equity            $20,898
                                                               ======

  The accompanying notes are an integral part of these financial statements.

                        RED EAGLE RESOURCES CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
              (In thousands of dollars, except per share amounts)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994


Revenues:
   Oil and gas sales                                   $ 3,293
   Program management fees, net and well
    operator reimbursements                              2,192
   Gas gathering                                           752
   Drilling and oilfield services                        2,925
   Sale of oil and gas properties                           54
  Other                                                     79
                                                       -------
        Total revenues                                   9,295
                                                       -------

Costs and expenses:
   Oil and gas:
     Production                                          1,872
     Dry hole and abandonment                            1,247
   Drilling and oilfield services                        1,804
   Cost of oil and gas properties sold                      30
   Depreciation, depletion and amortization              1,608
   General and administrative                            2,730
                                                       -------
      Total costs and expenses                           9,291
                                                       -------
Income from operations                                       4
                                                       -------

Other income (expense):
   Interest income                                         130
   Interest expense                                       (114)
   Other, net (Note 6)                                  (1,991)
                                                       -------
   Other expense, net                                   (1,975)
                                                       -------

Loss before income tax benefit                          (1,971)
Income tax benefit                                         358
                                                       -------
Net loss                                               $(1,613)
                                                       =======
Net loss per share                                     $ (0.33)
                                                       =======
Weighted average number of common and
 common equivalent shares outstanding
 (thousands)                                             4,819
                                                       =======


  The accompanying notes are an integral part of these financial statements.

                        RED EAGLE RESOURCES CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                           (In thousands of dollars)

                       Common Stock
                     ----------------  Paid-In   Retained   Treasury
                     Shares    Amount  Capital   Earnings    Stock    Total
                     ------    ------  ------    --------    -----    -----
                                <C
December 31, 1993   4,926,825   $493   $6,731     $ 5,444   $(546)   $12,122

  Retirement of
   fractional
   shares                (625)     -       (3)        -         -         (3)
  Net loss                  -      -        -      (1,613)      -     (1,613)
                    ---------   ----   ------     -------   -----    -------
September 30, 1994  4,926,200   $493   $6,728     $ 3,831   $(546)   $10,506
                    =========   ====   ======     =======   =====    =======

  The accompanying notes are an integral part of these financial statements.

                        RED EAGLE RESOURCES CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                           (In thousands of dollars)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994





Operating activity:
  Net loss                                            $(1,613)
    Adjustments to reconcile net loss
    to net cash provided by operations:
      Depreciation, depletion and amortization          1,608
      Deferred income taxes                              (484)
      Gain on sale of assets                             (134)
      Short-term investment loss                        2,136
      Other                                             1,247
   Change in assets and liabilities:
     Accounts receivable                                   92
     Inventory and prepaid expenses                       (19)
     Accounts payable,  accrued liabilities
       and other                                       (1,979)
                                                      -------
       Net cash provided by operating
        activity                                          854
                                                      -------
Investing activity:
  Proceeds from sales of properties                     1,085
  Capital expenditures                                 (2,078)
  Reduction of notes receivable                           621
  Advances on notes receivable                           (168)
  Cash paid for short-term investments                 (2,327)
  Partnership offering costs:
    Costs incurred                                       (383)
                                                      -------
       Net cash used by investing activity             (3,250)
                                                      -------
                                                                Continued

    The accompany notes are an integral part of these financial statements.

                        RED EAGLE RESOURCES CORPORATION

                           (In thousands of dollars)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994

Financing activity:
   Repayment of long-term debt and
    notes payable                                    $(1,130)
   Purchase of stock                                      (3)
                                                     -------
     Net cash used by financing activity              (1,133)
                                                     -------
Net decrease in cash and cash equivalents             (3,529)

Cash and cash equivalents at
 beginning of period                                   6,231
                                                     -------
Cash and cash equivalents at
 end of period                                       $ 2,702
                                                     =======


  The accompanying notes are an integral part of these financial statements.

                        RED EAGLE RESOURCES CORPORATION


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


       The accompanying consolidated financial statements are the representations of the management of Red Eagle Resources Corporation and its subsidiaries (the "Company"). The Company's accounting policies reflect industry practices and conform to generally accepted accounting principles. The more significant of such policies are briefly described below.


       Nature of Business - The Company engages in oil and gas development and production and oilfield services. The Company also develops domestic oil and gas reserves through the formation and management of public limited partnerships. The majority of the Company's activities are in Oklahoma.


       Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries and its proportionate share of the assets, liabilities, revenues and expenses of the partnerships in which it serves as general partner. All material intercompany accounts and transactions have been eliminated.


        Property and Equipment - The Company follows the successful efforts method of accounting for oil and gas producing activities whereby costs relating to development wells and successful exploratory wells are capitalized. These costs are amortized to operations on a unit-of-production basis using estimated recoverable reserves. Geological and geophysical costs, lease rentals and costs associated with unsuccessful exploratory wells are expensed as incurred. Unproved properties include the carrying value of undeveloped oil and gas leases. When properties are abandoned or their value becomes impaired, the carrying value is written off or adjusted downward accordingly. Oil and gas property costs are evaluated annually for net realizable value and carried at the lower of cost less accumulated depreciation, depletion and amortization or estimated future pre-tax net revenue discounted at 10 percent, based on unescalated year-end prices. Other property and equipment is stated at cost and is depreciated using the straight-line method over estimated useful lives of 3 to 15 years.


       Oil and Gas Limited Partnerships - The Company is the general partner in a number of limited partnerships (the "Partnerships"). These Partnerships engage in activities associated with (a) exploring for, developing and producing oil and gas reserves ("Drilling Partnerships"),
       (b) acquiring producing property interests ("Production Income Partnerships") and (c) acquiring producing property mineral rights ("Mineral Acquisition Partnerships").

                        RED EAGLE RESOURCES CORPORATION

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

       Costs incurred by the Company during the formation and offering of the Partnerships are deferred until the offering is completed. Direct costs of successful offerings are amortized on a unit-of-production basis as oil and gas reserves of the Partnerships are produced. Costs associated with unsuccessful offerings are expensed. One-time fees received from Partnerships upon formation are recorded as reductions in the Company's basis in the Partnerships.


       Oil and Gas properties Held for Resale - The Company acquires non-producing leasehold interests which are sold to Partnerships or nonaffiliates. These interests are contributed to the Partnerships or sold to nonaffiliates.


       Revenue Recognition - Net revenue from management of Partnership drilling activities is recognized on the percentage of completions method as costs are incurred. Oil and gas revenue is recognized at the time hydrocarbons are produced. Oilfield service revenue is recognized as the services are performed.


       Sales of natural gas applicable to the Company's interest in producing oil and gas leases are recorded as income when the gas is metered and title transferred pursuant to the gas sales contracts covering the Company's interest in natural gas reserves. During such times as the Company's sales of gas exceed its pro rata ownership in a well, such sales are recorded as income unless total sales from the well have exceeded the Company's share of estimated total gas reserves underlying the property at which time such excess is recorded as a liability.


       The Company's policy is to expense its pro rata share of lease operating costs from all wells as incurred. Such expenses relating to the Company's balancing positions on wells are not material.


       Inventory - Inventory consists primarily of tubular goods and oilfield equipment which are stated at the lower of average cost or market.


       Income Taxes - The Company uses the liability method in accounting for
       income taxes.    Under this method, deferred tax assets and liabilities
       are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be realized or settled.


       Earnings Per Share - Per share amounts have been computed based upon the weighted average number of common and when dilutive, common equivalent shares outstanding.

                        RED EAGLE RESOURCES CORPORATION

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:


      There was no difference between primary and fully diluted earnings per share for the period presented.


      Cash Flows - The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.


      Presentation - Dollar amounts in the tabulations in the Notes to Consolidated Financial Statements are in thousands.


2.    PROPERTY AND EQUIPMENT:

      Property and equipment consists of:



                                                    September 30,
                                                        1994
                                                    -------------
      Capitalized costs:
        Unproved properties                            $ 1,345
        Proved oil and gas properties                   18,328
        Oilfield service equipment                       7,114
        Other                                            5,252
                                                       -------
                                                        32,039
                                                       -------

      Accumulated depreciation, depletion
        and amortization:
        Proved oil and gas properties                   10,740
         Oilfield service equipment                      5,233
         Other                                           2,031
                                                       -------
                                                        18,004
                                                       -------
             Net property and equipment                $14,035
                                                       =======

      The following is a summary of costs incurred (whether capitalized or expensed) in connection with developed oil and gas producing activities for the nine months ended September 30, 1994.


      Property acquisitions                             $  212
      Exploration and development                        1,139

                        RED EAGLE RESOURCES CORPORATION

3.     CONSOLIDATED STATEMENTS OF CASH FLOWS:


       The following items are supplemental disclosures of cash flow information and significant noncash investment and financing activities of the Company which are not reflected in the Consolidated Statements of Cash Flows.


       Interest paid during the nine months ended September 30, 1994, was $114,000. During the nine months ended September 30, 1994, the Company incurred $2,411,000 in debt for the purchase of property and $246,000 in the settlement of a lawsuit. Income taxes paid for the nine months ended September 30, 1994 were $191,000.


4.     LONG-TERM DEBT:

                                                                September 30,
                                                                    1994
                                                                -------------
       Note payable to affiliate partnership
         bearing interest at 8%, maturing
         March 1995, collateralized by equipment                  $  103

       Note payable, bearing interest at 15%,
         maturing June 1997, collateralized by
         real estate                                                  67

       Note payable, bearing interest at prime
         minus 2.4%, maturing February 1999,
         collateralized by aircraft (Note 10)                      2,368

       Note payable, bearing interest at 6%
       maturing July 1996                                            173
                                                                  ------
                                                                   2,711
                                                                     298
                                                                  ------
       Less current portion                                       $2,413
                                                                  ======


       At September 30, 1994, the estimated aggregate maturities of long-term debt for the next five years are:


                            1995                      $  298
                            1996                         155
                            1997                          92
                            1998                          84
                            1999                       2,031


       The amount due in 1998 and 1999 is related to debt associated with aircraft, and subsequent to September 30, 1994, the majority stockholder purchased the aircraft and assumed the related debt.

                        RED EAGLE RESOURCES CORPORATION

5.     INCOME TAXES:


       The components of income tax benefit are as follows at September 30,1994:

       Federal:
         Current                                               $  95
         Deferred                                               (341)
       State:
         Current                                                  31
         Deferred                                               (143)
                                                               -----
                                                               $(358)
                                                               =====



       At September 30, 1994, the Company would normally have a larger income tax benefit as a result of the net loss. However, because of a required deferred tax asset valuation allowance adjustment, the ending net deferred tax liability is larger than would be expected. The deferred asset valuation is the result of expected expirations of losses incurred, but not deducted for income tax purposes.


       The tax basis of certain assets and liabilities are different from the values reflected in the accompanying balance sheet. The related deferred tax assets and liabilities created by these temporary differences are as follows (in thousands) at September 30, 1994.

       Deferred Tax Assets (Liabilities)
          Allowance for doubtful accounts              $    49
          Oil and gas properties                        (1,764)
          Accrued workers compensation liability           (66)
          Deferred installment gain                        (22)
          Other                                             84
          Net operating loss carryforward                   24
          Capital loss carryforward                        882
          Partial write-down of undeveloped leases         377
          Minimum tax credit carryforward                   79
                                                       -------
                                                          (357)
          Non-utilization of capital losses               (547)
                                                       -------
          Net deferred tax liability                   $  (904)
                                                       =======


       The effective tax rate differs from the computed "expected" federal income tax rate of 34% for the nine months ended September 30, 1994 on income before income taxes for the following reasons:

                        RED EAGLE RESOURCES CORPORATION


5.     INCOME TAXES, CONTINUED:


       Tax benefit computed at statutory rate                           $ (670)
       State income tax                                                    (75)
       Statutory depletion                                                 (67)
       Amortization of syndication costs                                    51
       Non-utilization of capital losses, net of carryback                 411
       Other                                                                50
       Minimum tax credit                                                  (58)
                                                                        ------
                                                                        $ (358)
                                                                        ======


       At September 30, 1994 the Company has an alternative minimum tax credit of approximately $79,000 which is available to reduce future regular taxes indefinitely. The Company has a net operating loss carryforward and capital loss carryforward of approximately $60,000 and $2.2 million, respectively, to reduce future taxable income.


       The net operating loss and capital loss carryforwards will expire in 1995 and 1999, respectively. The deferred asset valuation is the result of expected expiration of capital losses incurred, but not deducted for income tax purposes.


6.     COMMITMENTS AND CONTINGENCIES:

       The Company leases office space and equipment under operating leases having initial or remaining noncancelable terms in excess of one year. Lease expense for all operating leases was $289,000 for the nine months ended September 30, 1994. The following is a schedule of future minimum lease commitments as of September 30, 1994:


                        1995                       $326
                        1996                        149


       The Company offers limited partnership interests in Drilling Partnerships to be formed and as general partner is required to contribute 1% of total capital to such partnerships plus all leasehold and tangible equipment. As general partner the Company is also contingently liable for a Partnership's liabilities. At September 30, 1994, the Partnerships had not incurred any debt to finance their activities. Most of the Partnership agreements restrict such borrowings. The Company is not obligated to repurchase limited partnership interests under the terms of the Partnership agreements.

                        RED EAGLE RESOURCES CORPORATION

6.     COMMITMENTS AND CONTINGENCIES, CONTINUED:

       No drilling partnerships were closed for the nine months ended September 30, 1994. During October 1994, the company closed one Drilling Partnership with total participant capital contributions of $2,270,000. By December 31, 1995, the company is required to have paid cash and capital expenditures to or on behalf of the Drilling Partnership in an amount at least equal to 15% ($340,000) of the aggregate participant capital contributions.

       Through January 1993, the Company was self-insured for losses resulting from workers' compensation claims of less than $500,000 per accident. As of January 1993, the Company was no longer self-insured for losses resulting from workers' compensation claims. Claims are handled by the Oklahoma State Insurance Fund. The Company is self-insured for losses resulting from employee health benefit claims of less than $35,000 per participant.

       The Company entered into futures contracts to hedge fluctuations in the price of crude oil and natural gas. These contracts were treated as speculative transactions and as such, all realized and unrealized gains or losses on the contracts were included in current results of operations. The Company recorded a loss for the nine months ended September 30, 1994 of $2.1 million before income taxes related to these contracts. The Company recorded a gain of $42,000 for the month of October 1994. The Company did not have any similar activity subsequent to October 1994 which significantly impacted the financial statements.

       In January 1995, a lawsuit (the "Lawsuit") was filed in the Delaware Court of Chancery, New Castle County, against the Company, each of the members of the Company's Board of Directors and Lomak Petroleum, Inc
       The Plaintiff seeks to represent all holders (the "Class") of the Company's common stock, excluding the Company's Directors and Lomak. The Lawsuit seeks, among other remedies, some of which are in the alternative, certification of the Lawsuit as a class action, designation of the Plaintiff as representative of the Class and Plaintiff's counsel as counsel to the Class; declaration that the Company's Directors breached their fiduciary duties owed to the Class; and award of unspecified compensatory damages, prejudgment interest and costs and disbursement of the Lawsuit including counsel fees. Management of the Company does not believe that the Lawsuit will have a material effect on their financial position or results of operations.

       The Company is involved in various legal proceedings in the normal course of its business. In the opinion of management, these matters will not have a material adverse effect on the financial position or results of operations of the Company.

                        RED EAGLE RESOURCES CORPORATION

7.     RELATED PARTY TRANSACTIONS:


       Approximately 37% of drilling and oilfield services revenues during the nine months ended September 30, 1994, were derived from performing services for affiliated Drilling Partnerships. In accordance with industry practice, the Company charges working interest participants a monthly fixed fee for each well that it operates to reimburse it for administrative costs incurred. Amounts charged to the Partnerships totaled approximately $617,000 for the period ended September 30, 1994.


       In February 1991, the Company purchased certain oilfield equipment from a related partnership for $458,000. As of September 30, 1994, $103,000 is outstanding and included in notes payable.


       Accounts Receivable - Affiliates is comprised of the following at September 30, 1994:


       Partnerships                                           $806
       Other affiliates                                         92
                                                             -----
                                                             $ 898
                                                             =====

       During the year ended December 31, 1992, the Company advanced the majority stockholder $280,000 of which $20,000 was repaid in 1993 with interest at 8%. During the year ended December 31, 1993, the Company advanced the majority stockholder $145,000. In 1994, the Company advanced the majority stockholder $75,000. All current and prior year advances were repaid subsequent to September 30, 1994. The advances are reflected in notes receivable on the accompanying consolidated balance sheets.


8.     BUSINESS SEGMENTS:


       The Company's primary endeavor consists of oil and gas exploration and production activities conducted in part through the formation and management of limited partnerships and performing oilfield services. All operations as of September 30, 1994 are in the United States. Intersegment sales are made at prices prevailing in the industry at the time of sale.


       General corporate assets primarily consist of cash, furniture and fixtures and leasehold improvements.


9.     STOCKHOLDERS' EQUITY:


       The Company reserved 200,000 shares of the Company's common stock for issuance to key employees pursuant to a stock option plan adopted by the Company. The plan provides for the granting of both incentive and non-qualified stock options. The exercise price of the options is the estimated fair market value ofthe stock on the date of grant.

                        RED EAGLE RESOURCES CORPORATION

9.     STOCKHOLDERS' EQUITY, CONTINUED:

       Options granted become exercisable over a four year period commencing with the date of grant and expire in ten years. The following is a summary of stock option transactions at September 30, 1994.


       Shares available for grant at end of period              152,500

       Shares under option at end of period                         -

       Option price per share                                       -

       Shares exercisable at end of period                          -

       Shares exercised during the period                           -

       Shares canceled                                              -


       The Company has 5,000,000 authorized shares of preferred stock, $1.00 par value. The Company has no plans to issue this stock.


10.    SUBSEQUENT EVENTS:

       In December 1994, Lomak Petroleum, Inc. ("Lomak") acquired approximately 32% of the Company's outstanding common stock. On February 15, 1995, a majority of the stockholders of the Company voted to approve the merger of the Company with a wholly owned subsidiary of Lomak in exchange for approximately 2.2 million shares of Lomak's common stock. In connection therewith, one of the principal stockholders agreed to purchase the Company's aircraft and to assume the associated indebtedness of approximately $2.4 million. No gain or loss occurred on this sale.


11.    CONCENTRATION OF CREDIT RISK:

       Cash consists of balances held in various Oklahoma financial institutions. Short-term investments represent deposits made on hedging contracts. Accounts receivable are primarily due from other companies within the oil and gas industry. The Company does not generally require collateral related to these receivables; however, cash prepayments and letters of credit are required for accounts with indicated credit risk.

==============================================================================

        No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.



                                TABLE OF CONTENTS

                                                                Page
                                                                ----
             Available Information . . . . . . . . . . . . .       2
             Documents Incorporated by Reference . . . . . .       2
             Summary . . . . . . . . . . . . . . . . . . . .       3
             The Company . . . . . . . . . . . . . . . . . .       3
             Business Strategy . . . . . . . . . . . . . . .       3
             Accomplishments . . . . . . . . . . . . . . . .       3
             Recent Developments . . . . . . . . . . . . . .       4
             Summary of the Terms of the Preferred Stock . .       5
             Summary Financial, Operating and
               Reserve Information   . . . . . . . . . . . .       9
             Risk Factors. . . . . . . . . . . . . . . . . .      11
             Ratio of Earnings to Fixed Charges  . . . . . .      14
             Use of Proceeds . . . . . . . . . . . . . . . .      14
             Capitalization  . . . . . . . . . . . . . . . .      15
             Business  . . . . . . . . . . . . . . . . . . .      16
             Management  . . . . . . . . . . . . . . . . . .      27
             Principal Stockholder and Share Ownership of
               Management  . . . . . . . . . . . . . . . . .      29
             Certain Transactions  . . . . . . . . . . . . .      31
             Selling Securityholders . . . . . . . . . . . .      31
             Plan of Distribution  . . . . . . . . . . . . .      33
             Description of the Preferred Stock  . . . . . .      34
             Description of the $2.03 Notes  . . . . . . . .      44
             Description of Capital Stock  . . . . . . . . .      50
             Certain Federal Income Tax Considerations . . .      51
             Legal Matters . . . . . . . . . . . . . . . . .      55
             Experts . . . . . . . . . . . . . . . . . . . .      55
             Glossary  . . . . . . . . . . . . . . . . . . .      56

==============================================================================





==============================================================================



                             LOMAK PETROLEUM, INC.

 1,350,000 SHARES OF $2.03 CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, SERIES C 87,400 SHARES OF 7 1/2 CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK,
                                   SERIES A
 112,600 SHARES OF 7 1/2 CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK,
                                   SERIES B
        $33,750,000 OF 8.125% CONVERTIBLE SUBORDINATED NOTES DUE 2005
                                     AND
                       6,715,617 SHARES OF COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------


                              November 27, 1995


==============================================================================

G:\HLF\LOMAK\S-3\S-3.REG